Exhibit 99.1

Statutory Annual Report 2014

Contents

1	Board of Management

2	Supervisory Board

3	Supervisory Board Report

11	Corporate Governance Paragraph

31	Management Board Report

55	Directors’ Responsibility Statement

57	Consolidated Financial Statements

123	Company Financial Statements

136	Other Information

141	Information and Investor Relations

143	ASML Worldwide Contact Information

144	Definitions

A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Statutory Annual Report is set forth on page 144 through 147.

This report comprises regulated information within the meaning of articles 1:1 and 5:25c of the Dutch FMSA.

In this report the name “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2015, ASML Holding N.V. All Rights Reserved

ASML STATUTORY REPORT 2014

Board of Management

Peter T.F.M. Wennink (1957)

President, Chief Executive Officer and

Member of the Board of Management

First appointed in 1999

Dutch nationality

Martin A. van den Brink (1957)

President, Chief Technology Officer and

Member of the Board of Management

First appointed in 1999

Dutch nationality

Frits J. van Hout (1960)

Executive Vice President, Chief Program Officer and

Member of the Board of Management

First appointed in 2009

Dutch nationality

Frédéric J.M. Schneider-Maunoury (1961)

Executive Vice President, Chief Operations Officer and

Member of the Board of Management

First appointed in 2010

French nationality

Wolfgang U. Nickl (1969)

Executive Vice President, Chief Financial Officer and

Member of the Board of Management

First appointed in 2014

German nationality

ASML STATUTORY REPORT 2014	1

Supervisory Board

Arthur P.M. van der Poel (1948)

Chairman

Former member of the Board of Management of Royal Philips Electronics N.V.

First appointed 2004

Current term until 2016

Dutch nationality

Fritz W. Fröhlich (1942)

Vice Chairman

Former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V.

First appointed 2004

Current term until 2015

German nationality

Pauline F.M. van der Meer Mohr (1960)

President of the Executive Board of the Erasmus University Rotterdam

First appointed 2009

Current term until 2017

Dutch nationality

Wolfgang H. Ziebart (1950)

Group Engineering Director of Jaguar Land Rover Ltd.

First appointed 2009

Current term until 2017

German nationality

Clara (Carla) M.S. Smits-Nusteling (1966)

Former Chief Financial Officer and member of the Board of Management of Royal KPN N.V.

First appointed 2013

Current term until 2017

Dutch nationality

Douglas A. Grose (1950)

Former Chief Executive Officer of GlobalFoundries

First appointed 2013

Current term until 2017

United States nationality

Johannes (Hans) M.C. Stork (1954)

Senior Vice President and Chief Technology Officer of ON Semiconductor Corporation

First appointed in 2014

Current term until 2018

United States nationality

ASML STATUTORY REPORT 2014	2

Supervisory Board Report

In this section of the 2014 Statutory Annual Report of ASML, the Supervisory Board reports on its activities in 2014, and on the information required to be provided in this report based on the Code.

Overview of 2014

The year 2014 was a milestone for ASML, as ASML celebrated its 30th anniversary. It was a very successful year. Important progress was made with the EUV technology and the first order for a NXE:3350B system was received. Sales of ASML’s newest Immersion systems (NXT:1970Ci) increased and new Holistic Lithography products were successfully launched. Progress was further made in respect of the Cymer integration. The workforce of ASML grew to 14,072 employees measured in FTEs in 2014.

Also from a financial point of view 2014 was a good year for ASML with net sales of EUR 5,856.3 million and net income of EUR 1,418.3 million. ASML returned EUR 968.0 million to its shareholders through combined dividend and share buybacks.

The Supervisory Board extensively discussed these topics throughout the year. Another important topic in 2014 for the Supervisory Board and the Selection and Nomination Committee was its future composition.

At the 2014 AGM, Mr. F.J.M. (Frederic) Schneider-Maunoury was reappointed as member of the BoM for another period of four years. ASML’s CFO Mr. W.U. (Wolfgang) Nickl was first appointed as member of the BoM for a period of four years.

Mr. J.M.C. (Hans) Stork was appointed as member of the Supervisory Board at the 2014 AGM for a period of four years and Mr. F.W. (Fritz) Fröhlich was reappointed for a period of one year. Mr. O. (Orest) Bilous retired from the Supervisory Board. The Supervisory Board is grateful for his commitment and valuable contribution to ASML’s Supervisory Board, not only as a member of the Supervisory Board but also as member and Chairman of the Selection and Nomination Committee and Technology and Strategy Committee.

With great sadness, the Supervisory Board remembers the late Ms. H.C.J. (Ieke) van den Burg, member of the Supervisory Board of ASML and member of its Selection and Nomination Committee and Remuneration Committee, who passed away on September 28, 2014. Over the past nine years, Ms. Van den Burg was an engaged and knowledgeable member of the ASML Supervisory Board. The Supervisory Board is grateful for the time she dedicated to ASML.

Meetings and Activities of the Supervisory Board

The Supervisory Board held five physical meetings in 2014. Three conference calls were held for the purpose of discussing the quarterly results and the press releases related thereto. In addition, several informal meetings and telephone calls took place among Supervisory Board and/or BoM members to consult with each other on various topics.

The physical Supervisory Board meetings and meetings of the Supervisory Board Committees are held over several days, thus ensuring sufficient time for the meetings and discussion. To continuously stay abreast of the developments in the semiconductor market, the BoM provides the Supervisory Board each meeting with a market and customer update, expectations for the near future, the development of ASML’s share price and analyst perception of ASML. The Supervisory Board further discussed specific themes such as strategy, risk management incl. ASML’s business risks, operational performance, talent management and succession planning, business priorities and the corporate objectives and targets. The budget process at ASML is semi-annual and therefore the budget is discussed and reviewed twice per year.

The Supervisory Board also reviewed ASML’s CR strategy (for further details on ASML’s CR reference is made to the 2014 CR Report), including the actions (to be) implemented to achieve the sustainability target set with respect thereto. CR was also addressed in the Remuneration Committee as sustainability is a long term qualitative target for the members of the BoM.

The attendance rate both of the Supervisory Board meetings and of the meetings of the four Committees was close to 100%.

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In general, after each Supervisory Board meeting, the Supervisory Board members meet inter se to discuss topics such as the functioning and composition of the Supervisory Board and the BoM.

During all physical meetings of the Supervisory Board, most BoM members were present. Also outside the meetings, members of the Supervisory Board and its Committees interacted regularly with the BoM and the individual members. Also, several informal meetings and telephone calls took place among Supervisory Board members to consult with each other on various topics. In the second half of 2014 the full Supervisory Board and BoM visited Cymer and ASML’s US office in Chandler, Arizona, US and held its regular meeting there.

Annually, the Supervisory Board performs an evaluation related to the functioning of the Supervisory Board, its Committees, the individual members and the Supervisory Board’s chairman, as well as the functioning of the BoM and the individual members. Also the composition of both boards is addressed. The Supervisory Board has embedded this evaluation process in its processes and activities as the Supervisory Board attaches great value to the evaluations. They ensure continuous focus on the quality of the activities, composition and functioning of the Supervisory Board and its Committees and relationship with the BoM. In 2013, an in-depth evaluation of the Supervisory Board was performed by an external party. The main conclusions of this evaluation were extensively discussed in the Supervisory Board at the beginning of 2014, and subsequently, to the extent relevant, in the various Committees and with the BoM. The Supervisory Board self-evaluation process in 2014 built on the observations and recommendations of this review.

In 2014, a delegation of the Supervisory Board met twice with the Works Council. The topics of these meetings generally evolve around important internal and external developments relevant for ASML and its employees, ASML’s financial position and strategy. In 2014, focus was on the progress of EUV technology, the overall performance of ASML, the composition of the Supervisory Board and the remuneration of the BoM. The Supervisory Board considers these meetings very valuable.

For further details on the structure, organization and responsibilities of the Supervisory Board, reference is made to the Corporate Governance Paragraph of this 2014 Statutory Annual Report.

Composition of the Supervisory Board

Mr. Stork was appointed as member of the Supervisory Board at the 2014 AGM for a period of four years pursuant to the enhanced recommendation right of the Works Council and Mr. Fröhlich was reappointed for a period of one year. Mr. Bilous retired from the Supervisory Board. The Supervisory Board is grateful for his commitment and valuable contribution to ASML’s Supervisory Board, not only as a member of the Supervisory Board but also as chairman of the Selection and Nomination Committee and Technology and Strategy Committee.

Until the passing away of Ms. Van den Burg, the Supervisory Board consisted of eight members, of which three female. At the end of 2014, the Supervisory Board consists of seven members. Three of the Supervisory Board members have the Dutch nationality, two members have the German nationality and two members have the United States nationality. Two of the seven Supervisory Board members are female. The average age is 61 years, whereby the ages vary from 48 to 72 years. For information regarding the personal data of the members of the Supervisory Board, see Supervisory Board Report - Information on Supervisory Board Members.

The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. Neither the Chairman nor any other member of the Supervisory Board is a former member of ASML’s BoM, or has another relationship with ASML which can be judged “not independent” of ASML. Potentially, however, when looking for the most suitable candidate for a vacancy, the Supervisory Board may want - or need - to nominate candidates for appointment to the General Meeting of Shareholders who do not fully comply with the independence criteria as listed in the Code. This could be the case if the profile for a vacancy requires particular knowledge of or experience in the semiconductor - and related - industries, it being noted that the semiconductor industry has relatively few players. In those circumstances, ASML and the candidates will ensure that any such business relationship does not compromise the candidate’s independence.

The Supervisory Board spent considerable time discussing its future composition, in view of the rotation schedule and envisaged changes in 2015 and subsequent years. For the fulfillment of vacancies several factors are taken into consideration. The Supervisory Board profile includes the intention to have at least 30% representation of each gender in ASML’s Supervisory Board. This aspect has been taken into account in the process that has led to the nomination of the following three new Supervisory Board members to the 2015 AGM: Ms. A. (Annet) Aris, Mr. G.J. (Gerard) Kleisterlee and Mr. R.D. (Rolf-Dieter) Schwalb. The agenda and explanatory notes for the 2015 AGM will contain further information in this respect.

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Supervisory Board Committees

The Supervisory Board has installed four Committees: the Audit Committee, Remuneration Committee, Selection and Nomination Committee, and the Technology and Strategy Committee. Each Committee operates pursuant to its charter, which is based on the rules and regulations of the Code, but also reflects practices developed over the years. The responsibilities and authorities of the Committees are based on a mandate of the Supervisory Board, whereas the Supervisory Board retains full responsibility for the activities of the four Committees. The Committees prepare the decisions to be made by the full Supervisory Board, each in its own field of expertise.

In the plenary Supervisory Board meetings, the Chairman of each Committee provides a report, verbally and/or in writing, on the topics discussed during the Committee meetings. In addition, the minutes of the Committee meetings are available for all Supervisory Board members, so that they have all information sufficient to understand ASML’s current state of affairs, thus ensuring that the full Supervisory Board is able to make the appropriate decisions.

Audit Committee

The current members of ASML’s Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel, Ms. Smits-Nusteling and Ms. Van der Meer Mohr. The members of the Audit Committee are all independent members of the Supervisory Board.

In 2014, the Audit Committee met four times and held four conference calls. Three calls were held to discuss the quarterly results and the related press release; one call was held for the purpose of discussing the results of the year-end US GAAP and IFRS-EU audits.

In 2014, the Audit Committee focused on amongst others, revenue recognition for systems, inventory excess and obsolete provision, sensitivities in valuation of goodwill and intangible fixed assets. The Audit Committee further discussed the operational short and long term performance with extensive discussions around the impact of various EUV performance scenarios and its impact on results, cash generations and ASML’s financing and return policy. The financial impact of relationships with key strategic suppliers was also part of these discussions. The Audit Committee (and Supervisory Board) agree with ASML’s (conservative) principles with respect to its (future) financing policy and return policy, which helps ASML to respond properly to the cyclical nature of the semiconductor equipment industry.

In general, the Audit Committee continuously monitors the activities with respect to ASML’s risk management and internal controls, including the internal controls over financial reporting in light of SOX 404. The Audit Committee reviews and approves the audit plans of the internal and external auditors and monitors their audit activities. After each physical meeting, the Audit Committee had a one-to-one meeting with the external auditor without BoM members being present. Annually, the Audit Committee reviews amongst others ASML’s tax strategy, tax systems and tax planning as well as investor relations activities. ASML’s management of the IT landscape is reviewed on a semi-annual basis.

With respect to the external auditor’s Management Letters over the financial years 2013 and 2014, the Audit Committee confirms that the Management Letter contained no significant items that need to be mentioned in this report.

In a number of meetings, the changes in the laws related to the audit profession and the consequences thereof for external auditors in general and for ASML’s external auditor specifically were discussed.

The partner of the external auditor rotated after the 2013 audit in order to comply with the mandatory partner rotation.

In order to comply with the mandatory audit firm rotation as per the 2016 audit, the Audit Committee has conducted an extensive selection procedure during 2014 to select a proposed new external auditor. The Audit Committee has formed a Committee specifically for that selection process, in which the various candidate audit firms gave presentations. The Supervisory Board will propose to appoint the new auditor at the 2015 AGM, upon advice of the Audit Committee and BoM.

Selection and Nomination Committee

The current members of the Selection and Nomination Committee are Mr. Van der Poel (Chairman), Mr. Grose and Mr. Fröhlich. Ms. Van den Burg was an active member of this Committee until she passed away on September 28, 2014.

The Selection and Nomination Committee held 3 scheduled meetings and several additional meetings on an ad-hoc basis in 2014.

The Selection and Nomination Committee prepared the decision with respect to the extension of Mr. Schneider-Maunoury’s appointment term as member of the BoM and the appointment of Mr. Nickl as member of the BoM per the 2014 AGM.

ASML STATUTORY REPORT 2014	5

The composition of the BoM and the Supervisory Board was also discussed, and attention was paid to the future composition of the Supervisory Board and its Committees. The profile and search processes for the new candidates of the Supervisory Board were extensively discussed. Other discussion items in 2014 were the amendment of the Supervisory Board profile, and the functioning of the individual members of the Supervisory Board and the BoM.

The Selection and Nomination Committee is also responsible for monitoring Corporate Governance developments.

Remuneration Committee

The current members of ASML’s Remuneration Committee are Mr. Ziebart (Chairman) and Ms. Van der Meer Mohr. Ms. Van den Burg was an active member of this Committee until she passed away on September 28, 2014.

In 2014, the Remuneration Committee met four times in scheduled meetings, either in person or via conference call.

Other topics discussed in 2014 included: the share and option plans for the employees, the targets and remuneration package for the BoM including adjustments to the pension arrangements for the BoM, the assessment of the shareholding positions of the BoM based upon the share ownership guideline of the Remuneration Policy and the 2014 Remuneration Report.

In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviewed and proposed to the Supervisory Board the 2014 targets for the BoM and also provided its recommendations to the Supervisory Board with respect to the achievement of the 2014 targets and related appropriate compensation levels for the BoM members over the financial year 2014.

An external advisor in the field of remuneration for members of Boards of Management assisted the Remuneration Committee in its activities. This external advisor does not provide remuneration advice to the BoM.

Technology and Strategy Committee

The current members of ASML’s Technology and Strategy Committee are Mr. Grose (Chairman), Mr. Stork, Mr. Van der Poel, and Mr. Ziebart. In addition, the Technology and Strategy Committee may appoint one or more advisors from within and/or from outside ASML.

In 2014, three external advisors and three internal advisors participated in the Technology and Strategy Committee meetings. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote at the meetings. The Technology and Strategy Committee held six scheduled meetings either in person or by conference call in 2014. In general, the physical meetings last a full day. One meeting was held for the purpose of discussing the technology targets for the BoM; the achievements related thereto were discussed in a subsequent meeting.

The Technology and Strategy Committee reviews and advises the Supervisory Board on specific ASML technology matters important at that time and discusses the proposals for ASML’s future product- and technology strategies. The Technology and Strategy Committee is instrumental in preparing the decisions and/or advice for the Supervisory Board related to these topics. Important topics this year were the execution and implementation of technology programs and corporate strategy initiatives.

For a further description of the responsibilities of the Supervisory Board Committees, reference is made to the Corporate Governance Paragraph of this 2014 Statutory Annual Report.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board members is described in Note 31 to the Consolidated Financial Statements. The Supervisory Board’s remuneration was amended in 2014 after approval thereof by the 2014 AGM. In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each Committee membership, as well as a net cost allowance. The Supervisory Board remuneration is not dependent on ASML’s financial results. None of the members of the Supervisory Board own shares or options on ASML’s shares. ASML has not granted any loans to, nor has granted any guarantees in favor of, any of the members of the Supervisory Board.

ASML STATUTORY REPORT 2014	6

Composition of the Board of Management

The BoM currently consists of five members. As mentioned earlier in this report, the Supervisory Board reappointed Mr. Schneider-Maunoury for another period of four years upon notification to the 2014 AGM. The indefinite appointment term of Mr. Wennink and Mr. Van den Brink was converted into a definite appointment term of four years per the 2014 AGM. Mr. Nickl was appointed as member of the BoM upon notification to the 2014 AGM. For further details on the members of the BoM, see page 1 of this 2014 Statutory Annual Report.

Remuneration of the Board of Management

General

In 2013, the General Meeting of Shareholders adopted a revised version of the Remuneration Policy for the BoM, which came into effect per January 1, 2014. Some adjustments to the Remuneration Policy were proposed to the 2014 AGM which were approved and adopted, including the share ownership guidelines which state that members of the BoM are required to hold at least two times their base salary in the form of shares.

The Remuneration Committee oversees the development and implementation of compensation and benefit programs for the BoM, as well as the compensation levels for the individual members of the BoM. It provides advice to the BoM on the policy and implementation of the compensation for senior management below the BoM.

The Remuneration Committee reviews the corporate objectives and targets relevant to the compensation of the members of the BoM. It ensures that targets for the BoM and senior management are aligned and support the long term strategy of ASML. These targets relate to short and long term technology, customer and financial performance, the three main pillars of long term value creation at ASML. The Remuneration Committee cooperates with the Audit Committee and the Technology and Strategy Committee in setting the targets. The Remuneration Committee evaluates the achievements of the BoM with respect to those objectives and targets (again, in cooperation with the Audit Committee and the Technology and Strategy Committee), and it provides recommendations to the Supervisory Board on the resulting compensation levels for the members of the BoM. Details of the remuneration targets and their link to the ASML long term strategy can be found in the 2014 Remuneration Report.

The external auditor performs agreed-upon procedures on the targets achieved to assess compliance with the Remuneration Policy.

The Supervisory Board has the discretionary power to adjust variable remuneration components both upwards and downwards if these would, in the opinion of the Supervisory Board, lead to an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved (Ultimum Remedium - provision II.2.10). Besides this, the Supervisory Board may recover from the BoM any variable remuneration awarded on the basis of incorrect financial or other data (Claw Back Clause - provision II.2.11).

Outline Remuneration Report

In summary, the total remuneration for members of the BoM is derived from the median level of the appropriate top executive pay market (a reference market consisting of a group of European companies mainly in the ICT and Technology sector) and consists of (i) base salary; (ii) short term performance incentives (in cash); (iii) long term performance incentives (in shares) and (iv) other benefits. The payout of the cash incentive and vesting of performance shares is dependent on the achievement of predetermined financial and non-financial performance criteria.

The short term incentive refers to the annual performance related cash incentive that is applicable to all members of the BoM. The target level of the short term incentive is 60% of base salary. In case of excellent performance the maximum opportunity amounts to 90% of base salary. The long term incentive refers to the share based incentive. All members of the BoM are eligible to receive performance related shares. The target level of the long term incentive is set at 70% of base salary. In case of excellent performance the maximum opportunity amounts to 140% of base salary. See Note 31 to the Consolidated Financial Statements for more information.

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Gratitude to ASML Employees

The Supervisory Board would like to thank and recognize all ASML employees including the temporary work force who have been able to again achieve so much this past year: the progress made with EUV, the efforts made to supply the demand and the great overall results of ASML.

The Supervisory Board realizes the pressure that the extreme swings in demand and in the continuing demand for leading-edge technology put on ASML employees. Therefore, the Supervisory Board wants to express its appreciation for all the efforts and achievements of ASML employees throughout these years.

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Information on Supervisory Board Members

Presented below is the personal data of all Supervisory Board members that is required to be disclosed in this report in order to comply with the Code.

F.W. Fröhlich
Gender	:	Male
Age	:	72
Profession	:	Former Deputy Chairman and CFO of Akzo Nobel N.V.
Principal position	:	Retired
Nationality	:	German
Other relevant positions	:	Chairman of the Supervisory Board of Randstad Holding N.V., member of the Supervisory Boards of Allianz Nederland N.V. and Rexel SA, member of the Board of Directors of Prysmian Group.
First appointed	:	2004
Current term until	:	2015

D.A. Grose
Gender	:	Male
Age	:	64
Profession	:	Former CEO of GlobalFoundries
Principal position	:	Retired
Nationality	:	United States
Other relevant positions	:	Member of the Board of Directors of SBA Materials, Inc.
First appointed	:	2013
Current term until	:	2017

P.F.M. van der Meer Mohr
Gender	:	Female
Age	:	54
Profession	:	President of the Executive Board of the Erasmus University Rotterdam
Nationality	:	Dutch
Other relevant positions	:	Member of the Supervisory Board of Royal DSM N.V., Chairperson of the Executive Board of the Fulbright Center and member of the Board of Directors of Stichting Het Concertgebouw Fonds
First appointed	:	2009
Current term until	:	2017

A.P.M. van der Poel
Gender	:	Male
Age	:	66
Profession	:	Former member of the Board of Management of Royal Philips Electronics N.V.
Principal position	:	Retired
Nationality	:	Dutch
Other relevant positions	:	Non-executive member of the Board of Directors of Gemalto Holding N.V. and Chairman of the Supervisory Board of BDR Thermea
First appointed	:	2004
Current term until	:	2016

C.M.S. Smits-Nusteling
Gender	:	Female
Age	:	48
Profession	:	Former CFO and member of the Board of Management of Royal KPN N.V.
Nationality	:	Dutch
Other relevant positions	:	Non-executive director of the Board of Tele2 AB
First appointed	:	2013
Current term until	:	2017

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J.M.C. Stork
Gender	:	Male
Age	:	60
Profession	:	Senior Vice President and CTO of ON Semiconductor Corporation
Nationality	:	United States
Other relevant positions	:	Member of the Scientific Advisory Board of imec
First appointed	:	2014
Current term until	:	2018

W.H. Ziebart
Gender	:	Male
Age	:	65
Profession	:	Former President and CEO of Infineon Technologies A.G.
Principal position	:	Group Engineering Director, Jaguar Land Rover Limited
Nationality	:	German
Other relevant positions	:	Chairman of the Supervisory Board of Nordex SE
First appointed	:	2009
Current term until	:	2017

Company Secretary	:	Mr. R.F. Roelofs
Appointed	:	2002

Deputy Company Secretary	:	Ms. S.A.M. ten Haaf
Appointed	:	2013

The Supervisory Board,

Veldhoven, February 10, 2015

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Corporate Governance Paragraph

I. General1

ASML Holding N.V. is a public limited liability company, with registered seat in Veldhoven, the Netherlands and is governed by Dutch law. Since 1995, ASML’s shares are listed on Euronext Amsterdam and also on NASDAQ.

ASML continuously monitors and assess applicable Dutch, U.S. and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Code. Because ASML is also listed on NASDAQ, ASML is required to comply with the Sarbanes-Oxley Act, as well as NASDAQ Listing Rules, and the rules and regulations promulgated by the SEC.

For the full text of the Code, please refer to the Website www.commissiecorporategovernance.nl. For the full text of the Sarbanes-Oxley Act, as well as NASDAQ listing rules, and the rules and regulations promulgated by the SEC, see www.sec.gov/about/laws/soa2002.pdf, http://nasdaq.cchwallstreet.com, and www.sec.gov/about.shtml respectively.

ASML’s Supervisory Board and BoM, who are responsible for ASML’s corporate governance structure, will continue their efforts to ensure that ASML’s practices and procedures comply with both Dutch and U.S. corporate governance requirements. In this paragraph, we address ASML’s corporate governance structure, thereby referring to the principles and best practices set forth in the Code, as well as with the applicable laws with respect to corporate governance. ASML’s Supervisory Board and BoM are of the opinion that ASML complies with all recommendations in the Code. However, ASML has provided explanations with respect to one recommendation, as ASML’s practice with respect to that recommendation could be perceived as non-compliant with the Code.

Material changes in the corporate governance structure of ASML and/or in its compliance with the Code will be discussed at the annual general meeting as a separate agenda item.

On 29 January 2015, shortly before the finalization of this report, the Dutch Corporate Governance Code Monitoring Committee published a monitoring report and announced the preparation of a consultation document which may ultimately result in a revision of the Code. As part of the continued effort of ASML’s Supervisory Board and BoM to ensure that our practices and procedures comply with Dutch corporate governance requirements, we intend to carefully monitor these developments and assess the implications for our corporate governance structure in the period to come.

II. Board of Management

Role and Procedure

ASML’s BoM is responsible for managing ASML, under the chairmanship of its President and CEO and vice-chairmanship of the President and CTO, constituting dual leadership. The current BoM comprises five members.

Although the various management tasks are divided among the members of the BoM, the BoM remains collectively responsible for the management of ASML, the deployment of ASML’s strategy, ASML’s risk profile and policies, the achievement of ASML’s objectives, ASML’s results and the corporate social responsibility aspects relevant to ASML.

In fulfilling its management tasks and responsibilities, the BoM considers the interests of ASML and the business connected with it, as well as the interests of ASML’s stakeholders. The BoM is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks.

ASML has a two-tier board structure: the Supervisory Board supervises and advises the BoM in the execution of its tasks and responsibilities. The BoM provides the Supervisory Board with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. Besides the information provided in the regular meetings, the BoM keeps the Supervisory Board frequently informed on developments relating to ASML’s business, financials, operations, and industry developments in general.

1)	This Corporate Governance Paragraph also includes the information that is required to be disclosed pursuant to article 2a of the Decree of 23 December 2004 regarding further provisions on the substance of annual reports.

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Important decisions of the BoM that require the approval of the Supervisory Board are, among others:

•	The operational and financial objectives;
•	The strategy designed to achieve the objectives;
•	The parameters to be applied in relation to the strategy to achieve the objectives, and
•	Corporate responsibility issues that are relevant to ASML.

The main elements of the operational and financial objectives, the strategy to achieve the objectives, and the parameters to be applied are included in the Report of the BoM. In the “risk factors” section of this 2014 Statutory Annual Report the sensitivity of the results to both external and internal factors and variables is described.

The Rules of Procedure for the BoM contain among other topics the general responsibilities of the BoM, the relationship with the Supervisory Board and various stakeholders, the decision making process within the BoM, and the logistics surrounding the meetings. The Rules of Procedure are posted in the Corporate Governance section of ASML’s Website.

Appointment, other functions

Members of the BoM are appointed by the Supervisory Board upon recommendation by the Selection and Nomination Committee and upon notification to the General Meeting of Shareholders. Members of the BoM are appointed for a period of four years, where after reappointment is possible.

At the 2014 AGM, Mr. Schneider-Maunoury was reappointed for a period of four years and Mr. Nickl, ASML’s CFO since December 1, 2013, was appointed as member of the BoM for a period of four years. The indefinite appointment term of Mr. Wennink and Mr. Van den Brink was converted into a definite term of four years per the 2014 AGM.

The Supervisory Board may suspend and dismiss members of the BoM, but dismissal can only occur after consulting the General Meeting of Shareholders.

Pursuant to Dutch legislation a member of the BoM may not be a supervisory board member in more than two other qualifying legal entities (“Large Company”). A member of the BoM may never be the chairman of a Supervisory Board of a Large Company. BoM members may only accept a supervisory board membership of another Large Company after having obtained prior approval from the Supervisory Board. Members of the BoM are also required to notify the Supervisory Board of other important functions held or to be held by them. Currently, no BoM member holds more than 2 Supervisory Board seats in other Large companies and no member of the BoM is a chairman of a supervisory board of a Large Company.

Dutch legislation provides for statutory provisions to ensure a balanced representation of men and women in management boards and supervisory boards of companies governed by this legislation. Balanced representation of men and women is deemed to exist if at least 30% of the seats are filled by men and at least 30% are filled by women. ASML currently has no seats taken by women in the BoM and as such does not qualify as balanced within the meaning of this legislation. ASML recognises the benefits of diversity, including gender balance. However, ASML feels that gender is only one part of diversity and future members of the BoM will continue to be selected on the basis of wide ranging (technical) experience, backgrounds, skills, knowledge and insights. ASML continues to strive for more diversity in both the Supervisory Board and BoM.

Internal Risk Management and Control Systems

The BoM is responsible for ensuring that ASML complies with applicable legislation and regulations. It is also responsible for the financing of ASML and for managing the internal and external risks related to its business activities.

The establishment of ASML’s internal risk management and control system is based on the identification of external and internal risk factors that could influence the operational, business continuity and financial objectives of ASML and contains a system of monitoring, reporting, and operational reviews.

To help identifying risks, ASML uses a formal risk management approach, consisting of a set of risks definitions (ASML Risk Universe) which are reviewed and discussed by the CRSB on a quarterly basis. The CRSB is chaired by the Chief Operations Officer and consists of ASML senior management, including the CEO and CFO. Based on the outcome of the risk assessments, actions are initiated to further enhance ASML’s risk mitigation. These actions are monitored via the CRSB. In addition, the risk landscape is reviewed by the Supervisory Board twice a year.

All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For a summary of ASML’s risk factors, we refer to ASML’s Management Board Report in this 2014 Statutory Annual Report.

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ASML does not rank the individual risks identified in ASML’s Management Board Report, as ASML is of the opinion that doing so defies the purpose of a comprehensive risk assessment and it would be arbitrary of nature since all risks mentioned have significant relevance for ASML and its business.

ASML publishes two annual reports in respect of the financial year 2014: this 2014 Statutory Annual Report in accordance with IFRS-EU and with Part 9 of Book 2 of the Dutch Civil Code and an Annual Report on Form 20-F in conformity with US GAAP. Both Annual Reports describe the same risk factors that are specific to the semiconductor industry, ASML and ASML’s shares. ASML also provides sensitivity analyses by providing:

•	A narrative explanation of ASML’s financial statements;
•	The context within which financial information should be analyzed; and
•

Information about the quality, and potential variability, of ASML’s earnings and cash flow. In ASML’s “In Control Statement” (as part of the Director’s Responsibility Statement), as included in this 2014 Statutory Annual Report, the BoM addresses ASML’s internal risk management and control systems.

With respect to the process of drafting annual reports, ASML has extensive guidelines for the lay-out and the content of ASML’s reports. These guidelines are primarily based on applicable laws and regulations. For the Statutory Annual Report and the Statutory Interim Report, ASML follows the requirements of Dutch law and regulations, including preparation of the consolidated financial statements in accordance with IFRS-EU. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act of 1934, and prepares the financial statements included therein in accordance with US GAAP. With respect to the preparation process of these and the other financial reports, ASML applies internal procedures to safeguard completeness and accuracy of such information as part of its disclosure controls and procedures.

ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under US and Dutch law and applicable stock exchange rules, US GAAP, IFRS as adopted by the EU and the Sarbanes-Oxley Act. The Disclosure Committee is composed of various members of senior management, and reports to the CEO and CFO. The chairman of the Disclosure Committee reports to the Audit Committee about the outcome of the Disclosure Committee meetings. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the Disclosure Committee advises the CEO and CFO on the effectiveness of the disclosure controls and procedures and of the internal control over financial reporting (Sarbanes-Oxley Act).

ASML’s Internal Control Committee, comprising among others of three members of the Disclosure Committee, advises ASML’s Disclosure Committee in respect of its assessment of ASML’s internal control over financial reporting under SOX 404. The Chairman of the Internal Control Committee updates the Audit Committee and to the BoM on the progress of this assessment and the Chairman of the Audit Committee includes this item in his report to the full Supervisory Board.

Code of Conduct

ASML’s Code of Conduct describes what ASML stands for and believes in:

•	We respect people;
•	We respect our planet;
•	We operate with business and personal integrity;
•	We manage professionally.

The Code of Conduct can be found on the corporate governance section of ASML’s Website.

Remuneration of the Board of Management

With respect to the remuneration of the BoM, the Supervisory Board is of the opinion that the 2014 Remuneration Policy was drafted in accordance with the Code, and that the execution of the Policy is also in line with the Code, with the (potential) exception as mentioned more specifically at the end of this Corporate Governance Paragraph.

Performance criteria

Even though this is not a deviation from the Code, as the Code stipulates that not disclosing the performance criteria because of competition sensitiveness is justified, we hereby want to provide ASML’s reasons for not providing all information as included in the best practice provisions II.2.13 f and g of the Code.

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ASML provides the quantitative performance criteria, a summary and account of the methods to determine the achievement of the performance criteria, and also the ultimate achievement level of the quantitative and qualitative performance criteria. However, ASML cannot provide the exact performance criteria data, nor the levels of achievement per performance criterion, as this concerns highly competitive information, such as targets related to ASML’s technology, market position, etc. The Supervisory Board deems it its responsibility to set the actual targets and to determine the level of achievement of these targets for the variable part of the remuneration of the BoM.

For more details about the BoM’s remuneration, its composition, and other relevant elements, reference is made to the 2014 Remuneration Policy and the 2014 Remuneration Report (both published on ASML’s Website), the Report of the Supervisory Board and Note 31 to the Consolidated Financial Statements.

The external auditor performs agreed-upon procedures on the targets achieved to assess compliance with the Remuneration Policy.

Insider Trading

With respect to trading in ASML financial instruments, ASML employees and members of the Supervisory Board and BoM are bound by ASML’s Insider Trading Rules, which are published on ASML’s Website. The ASML Insider Trading Rules stipulate, among other items, that members of the BoM may not trade during the two months preceding the publication of the annual results, and during the three weeks before publication of quarterly results.

Indemnification

ASML’s Articles of Association provide for the indemnification of the members of the BoM against claims that are a direct result of their tasks as members of the BoM, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the BoM. The Supervisory Board has further implemented the indemnification of the BoM members by means of separate indemnification agreements for each BoM member.

Conflicts of Interest

Conflicts of interest procedures are incorporated in the BoM’s Rules of Procedure and reflect the principle and best practice provisions of the Code with respect to conflicts of interest.

There have been no transactions during 2014, and there are currently no transactions, between ASML or any of ASML’s subsidiaries, or any significant shareholder and any member of the BoM or officer or any relative or spouse thereof, other than ordinary course compensation arrangements.

III. Supervisory Board

Role and Procedure

As mentioned before, ASML’s Supervisory Board supervises the policies of the BoM and the general course of affairs of ASML and its subsidiaries. ASML’s Supervisory Board also supports the BoM with its advice. As ASML has and intends to keep a two-tier structure, the Supervisory Board is a separate and independent body from the BoM and from ASML.

In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML’s stakeholders. The Supervisory Board supervises and advises the BoM in performing its tasks, with a particular focus on:

•	The achievement of ASML’s objectives;
•	ASML’s corporate strategy and the management of risks inherent to ASML’s business activities;
•	The structure and operation of internal risk management and control systems;
•	The financial reporting process;
•	Compliance with applicable legislation and regulations;
•	Relationship with shareholders; and
•	The corporate social responsibility issues important for ASML.

Major management decisions, such as ASML’s strategy, major investments and budget, require the approval of the Supervisory Board. The Supervisory Board selects and appoints new BoM members, prepares the remuneration policy for the BoM, and decides on the remuneration for the individual members of the BoM. Also, the Supervisory Board is the body that nominates new Supervisory Board candidates for appointment and submits remuneration proposals for the Supervisory Board members to the General Meeting of Shareholders.

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The Supervisory Board, through its Selection and Nomination Committee, closely follows the developments in the area of corporate governance and the applicability of the relevant corporate governance rules for ASML. For a more detailed description on the Supervisory Board’s activities in the area of corporate governance reference is made to the Supervisory Board Report as included in this 2014 Statutory Annual Report.

Meetings and activities of the Supervisory Board

The Supervisory Board held five physical meetings in 2014. Three conference calls were held for the purpose of discussing the quarterly results and the press releases related thereto. During several meetings in 2014, the Supervisory Board extensively discussed ASML’s strategy, the financial position, the budget and corporate targets and achievements, the financing and return policy, the business risks, the business priorities, investor relations, corporate responsibility, risk management, talent management and succession planning.

As also described in the Supervisory Board Report, members of the Supervisory Board also interact with BoM members and with their colleague Supervisory Board members outside the regular meetings or conference calls.

During all physical meetings of the Supervisory Board usually all BoM members are present. In general at the end of each meeting, the Supervisory Board meets inter se to discuss topics related to, amongst others, the composition and functioning of the BoM and the Supervisory Board, the functioning of the individual members of both bodies, and the relationship between these bodies and its individual members.

As is common practice each year, the Supervisory Board conducted an evaluation in 2014 with respect to the functioning of the full Supervisory Board and its Committees. For more detailed information on this topic reference is made to the Supervisory Board Report.

Members of the Supervisory Board have semi-annual meetings with the Works Council to discuss ASML’s strategy, financial situation and any other topic that is deemed relevant at that time.

For more detailed information on the meetings and activities of the Supervisory Board in 2014, reference is made to the Supervisory Board Report.

The Rules of Procedure

The Rules of Procedure of the Supervisory Board contain requirements based on the Code, on the Sarbanes-Oxley Act and on any other applicable laws, as well as corporate governance practices developed by the Supervisory Board over the past years. The Rules of Procedure are subject to regular review in view of the continuous corporate governance developments. Items include among others responsibilities of the Supervisory Board and its Committees, composition of the Supervisory Board and its Committees, logistics surrounding the meetings, meeting attendance of Supervisory Board members, and the rotation schedule for the Supervisory Board members.

The Rules of Procedure also contain the charters of the four Committees. The Supervisory Board has assigned certain of its tasks and responsibilities to the four Committees; however, the plenary Supervisory Board remains responsible for the fulfillment of these tasks and responsibilities. The Supervisory Board - and its Committees - may obtain information from officers and external advisors of ASML, if necessary for the execution of its tasks. Especially the Committees frequently call upon external advisors, who assist the Committees in preparing the recommendations to be decided upon by the full Supervisory Board.

The Rules of Procedure, as well as the charters of the four Committees are regularly reviewed and, if needed, amended. Changes to the Supervisory Board’s Rules of Procedure need to be approved by the full Supervisory Board. Changes in the charters of the Committees are approved by the Committee concerned. The Audit Committee charter is reviewed annually, to check whether the charter still complies with the applicable rules and regulations, especially those relating to the Sarbanes-Oxley Act.

Expertise, Composition, Appointment

The Supervisory Board currently consists of seven1 members, the minimum being three members. The Supervisory Board determines the number of Supervisory Board members required for the performance of its functions.

Per the 2014 AGM, Mr. Bilous retired from the Supervisory Board. Mr. Fröhlich was reappointed for a period of 1 year and will retire per the 2015 AGM.

Mr. Stork was appointed for a period of four years based on the enhanced recommendation right of the Works Council.

1)	The late Mrs. Van den Burg, member of ASML’s Supervisory Board and member of the Selection and Nomination Committee and Remuneration Committee, passed away on September 28, 2014; reference is made to the ‘Overview 2014’ in the Supervisory Board report.

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The late Ms. Van den Burg would have retired by rotation per the 2015 AGM based upon the rotation schedule of the Supervisory Board. The appointment of her successor at the 2015 AGM will be based on the enhanced recommendation right of the Works Council.

The current members of ASML’s Supervisory Board show a diverse mix with respect to background, nationality, age, gender and expertise, in line with the current profile drawn up by the Supervisory Board.

The profile of the Supervisory Board aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. In case of (re)appointments, the Selection and Nomination Committee checks whether the candidates fit in the Supervisory Board’s profile.

Dutch legislation provides for statutory provisions to ensure a balanced representation of men and women in management boards and supervisory boards of companies governed by this legislation. Balanced representation of men and women is deemed to exist if at least 30% of the seats are filled by men and at least 30% are filled by women. ASML currently has 28.6% seats taken by women in the Supervisory Board and as such currently does not qualify as balanced within the meaning of this legislation (before September 28, 2014, the ratio was 37.5% female members and 62.5% male members). The Supervisory Board recognises the benefits of diversity, including gender balance and has taken this into account in the selection of successors of Supervisory Board members who are intended to be appointed per the 2015 AGM.

ASML is subject to the law applicable to large corporations (“structuurregime”). As such, members of the Supervisory Board are appointed by the General Meeting of Shareholders based on nominations proposed by the Supervisory Board. The Supervisory Board informs the Annual General Meeting of Shareholders and the Works Council about upcoming retirements by rotation at the Annual General Meeting of Shareholders in the year preceding the actual retirement(s) by rotation to ensure that the General Meeting of Shareholders and the Works Council have sufficient opportunity to recommend candidates for the upcoming vacancies. The Supervisory Board has the right to reject the proposed recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the Supervisory Board. The enhanced recommendation right implies that the Supervisory Board may only reject the Works Council’s recommendations for the following reasons: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement on the recommended person(s) can be reached between the Supervisory Board and the Works Council, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare that the Supervisory Board’s objection is legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.

Nominations by the Supervisory Board may be overruled by a resolution at the General Meeting of Shareholders with an absolute majority of the votes, representing at least one-third of ASML’s outstanding share capital. If the votes cast in favor of such a resolution do not represent at least one-third of the total outstanding capital, a new shareholders’ meeting can be convened at which the nomination can be overruled by an absolute majority.

The late Ms. Van den Burg, Mr. Stork and Ms. Van der Meer Mohr were (re)appointed per the Works Council’s enhanced recommendation right.

For newly appointed Supervisory Board members, ASML prepares an introduction program of which the main topics are: ASML’s organization, operations, strategy, industry, technology, ASML’s financial and legal affairs, and ASML’s human resources. Supervisory Board members are regularly given the opportunity to follow technical tutorials to maintain and increase their knowledge of ASML’s ever progressing technology. In addition, specific training is also provided for new Committee members based on individual needs. Annually, the Supervisory Board and/or Committees members determine their need for further training on specific topics.

Supervisory Board members serve for a maximum term of four years from the date of their appointment, or a shorter period as per the Supervisory Board’s rotation schedule. Members can be reappointed, provided that their entire term of office does not exceed 12 years. The rotation schedule is available in the Corporate Governance section on ASML’s Website.

The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such case, the Enterprise Chamber of the Amsterdam Court of Appeal shall appoint one or more Supervisory Board members at the request of the BoM.

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Legal restrictions apply to the overall number of executive board positions (including a one tier board) and Supervisory Board positions that a member of the supervisory board (or a non-executive director in case of a one-tier board) of a Large Company, may hold. A person may not be a member of the Supervisory Board if he or she holds more than five supervisory positions at Large Companies. Acting as a chairman of the supervisory board or a supervisory body established by the articles of association or, in case of a one-tier board, chairman of the executive board, of a Large Company will count twice. None of the Supervisory Board members is in violation of these rules.

For detailed information on ASML’s Supervisory Board members, reference is made to the Supervisory Board Report.

Role of the Chairman of the Supervisory Board and the Company Secretary

Mr. Van der Poel is the Chairman of ASML’s Supervisory Board and Mr. Fröhlich acts as Vice-Chairman. The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure. The Chairman determines the agenda of the Supervisory Board meetings, he acts as the main contact between the Supervisory Board and the BoM and ensures orderly and efficient proceedings at General Meetings of Shareholders. The Chairman will among others also ensure that:

•	The members of the Supervisory Board follow an introduction and training program;
•	The members of the Supervisory Board receive all information necessary for the proper performance of their duties on a timely basis;
•	There is sufficient time for consultation and decision making by the Supervisory Board;
•	The Committees function properly;
•	The performance of the BoM members and the Supervisory Board members is assessed at least once a year; and
•	The Supervisory Board has proper contact with the BoM and the Works Council.

The Company Secretary assists the Supervisory Board in the performance of its duties, ensures that the correct procedures are followed, and that the Supervisory Board acts in accordance with its legal and statutory obligations. The Company Secretary assists the Chairman of the Supervisory Board in the organization of the affairs of the Supervisory Board and its Committees. The Company Secretary is appointed by and may also be dismissed by the BoM after prior approval from the Supervisory Board. The Company Secretary is assisted by a Deputy Company Secretary.

Composition and Role of the four Committees of the Supervisory Board

Although the Supervisory Board retains ultimate responsibility, the Supervisory Board has delegated certain of its tasks to its four Committees. Their roles and functions are described in separate chapters in the Supervisory Board’s Rules of Procedure which is available on ASML’s Website.

In the plenary Supervisory Board meetings, the chairmen of the Committees report on the issues and items discussed in the Committee meetings, and also the minutes of the Committee meetings are available for all Supervisory Board members, enabling the full Supervisory Board to make the appropriate decisions.

Audit Committee

The current members of ASML’s Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel, Ms. Smits-Nusteling and Ms. Van der Meer Mohr. The members of the Audit Committee are all independent members of the Supervisory Board.

In general, the Audit Committee meets at least four times per year and always before the publication of the quarterly and annual financial results. In the first half year, the Audit Committee focuses on the annual results, the audits over the previous financial year and the internal and external audit plans for the year ahead. Frequently discussed topics are ASML’s internal controls and risk management systems, the testing of internal controls over financial reporting in light of Section 404, 302 and 906 of the Sarbanes-Oxley Act, ASML’s financial- and cash position, and the supervision of the enforcement of the relevant legislation and regulations.

In 2014, the Audit Committee met four times and held four conference calls. Three calls were held to discuss the quarterly results and the related press release; one call was held for the purpose of discussing the results of the year- end US GAAP and IFRS-EU audits. The Audit Committee frequently discussed amongst others, revenue recognition for systems, inventory excess and obsolete provision. The Audit Committee also discussed sensitivities in valuation of goodwill and intangible fixed assets.

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ASML provides the Audit Committee with all relevant information to be able to adequately and efficiently supervise the preparation and disclosure of financial information by ASML. This includes, among other things, information on the status and development of the (semiconductor) market to be able to judge the outlook and budget for the next six to twelve months, the application of IFRS-EU, US GAAP, the choice of accounting policies and the work of internal and external auditors. Annually, the Audit Committee discusses and reviews among others ASML’s financing policy and strategy, tax planning policy, investor relations activities and strategy, fraud policy, and information and communication technology policy.

The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the external auditor. The Audit Committee is the first point of contact for the external auditor if the external auditor discovers irregularities in the content of the financial reports. As a general rule, the external auditor is present at meetings of the Audit Committee. In general, after each Audit Committee meeting, the Audit Committee - without management present - meets with the external auditor to discuss the relationship between the Audit Committee and the external auditor, the relationship between the BoM and the external auditor, and any other issues deemed necessary to be discussed.

The Audit Committee generally invites ASML’s CEO, CFO, Corporate Controller, Corporate Chief Accountant, Senior Director Risk and Assurance and the Internal Auditor to its meetings. From time to time, other ASML employees may be invited to Audit Committee meetings to address subjects that are of importance to the Audit Committee such as return policy including share buyback program, tax and IT.

Mr. Fröhlich, Chairman of the Audit Committee, is the Supervisory Board’s financial expert, taking into consideration his extensive financial background and experience.

Remuneration Committee

The current members of ASML’s Remuneration Committee are Mr. Ziebart (Chairman) and Ms. Van der Meer Mohr.

The Remuneration Committee meets at least twice a year and more frequently when deemed necessary.

The Remuneration Committee prepares ASML’s Remuneration Policy for members of the BoM, and oversees the development and implementation of the Remuneration Policy. In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the variable part of the BoM’s remuneration. Also in cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee evaluates the performance of the members of the BoM in view of those goals and objectives, and - based on this evaluation - recommends to the Supervisory Board appropriate compensation levels for the BoM members.

In 2014, the Remuneration Committee met 4 times in scheduled meetings. Topics of discussion in 2014 were among others the targets and remuneration package for the BoM including adjustment to the pension arrangements of the BoM, the ASML stock option and share plans, the 2014 Remuneration Report and the determination of the required shareholding positions of the BoM members based upon the share ownership guideline as contained the 2014 Remuneration Policy. An external expert assists the Remuneration Committee with its activities. This expert does not provide advice to the BoM with respect to matters in this area.

The Remuneration Committee prepared the 2014 Remuneration Report, which describes among others the manner in which the 2014 Remuneration Policy was implemented and executed in 2014.

Mr. Ziebart, the Chairman of the Remuneration Committee is neither a former member of ASML’s BoM, nor a member of the BoM of another company. Currently, no member of the Remuneration Committee is a member of the BoM of another Dutch listed company.

Selection and Nomination Committee

The current members of the Selection and Nomination Committee are Mr. Van der Poel (Chairman), Mr. Grose, and Mr. Fröhlich.

The Selection and Nomination Committee meets at least twice a year and more frequently when deemed necessary.

In 2014, the Selection and Nomination Committee members met three times formally and several additional times on an ad-hoc basis. Main focus item this year was the future composition of the Supervisory Board in view of its rotation schedule and the functioning of the individual members of the Supervisory Board and of the BoM. In that respect also the self-assessment of the Supervisory Board was discussed.

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The Selection and Nomination Committee assists the Supervisory Board in:

•	Preparing the selection criteria and appointment procedures for members of ASML’s Supervisory Board and BoM;
•	Periodically evaluating the scope and composition of the BoM and the Supervisory Board, and proposing the profile of the Supervisory Board in relation thereto;
•	Periodically evaluating the functioning of the BoM and the Supervisory Board and the individual members of those boards and reporting the results thereof to the Supervisory Board; and
•	Proposing (re-)appointments of members of the BoM and the Supervisory Board, and supervising the policy of the BoM in relation to the selection and appointment criteria for senior management.

The Selection and Nomination Committee furthermore discusses imminent corporate governance developments, for example those based on legislative proposals, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code.

Technology and Strategy Committee

The current members of the Technology and Strategy Committee are Mr. Grose (Chairman), Mr. Stork, Mr. Van der Poel and Mr. Ziebart.

The Technology and Strategy Committee meets at least twice a year and more frequently when deemed necessary.

In 2014, the Technology and Strategy Committee met face to face five times and held one conference call. During several of these meetings the technology targets, which are part of the overall performance targets set, as well as the achievements related to the technology targets were discussed. The Technology and Strategy Committee provides the Remuneration Committee with its advice on this topic.

The Technology and Strategy Committee provides advice to the Supervisory Board with respect to ASML’s technology strategies and ASML’s technology and product roadmaps. External experts as well as experts from within ASML may act as advisors to the Technology and Strategy Committee with respect to the subjects reviewed and discussed in this Committee. The advisors do not have voting rights, but regularly attend Committee meetings (except for those meetings or calls specifically designated only for the technology target settings and evaluations). External experts may include representatives of customers, suppliers and partners to increase the Committee’s understanding of the technology and research necessary for the development of ASML’s leading-edge systems.

In 2014, the Technology and Strategy Committee discussed the execution and implementation of technology programs (especially EUV related topics) and corporate strategy initiatives.

The in-depth technology discussions in the Technology and Strategy Committee and the subsequent reporting on headlines in the full Supervisory Board increases the Supervisory Board’s understanding of ASML technology requirements and enables the Supervisory Board to adequately supervise the strategic choices facing ASML, including ASML’s investment in research and development.

Conflict of Interest

Conflict of interest procedures are incorporated in the Supervisory Board’s Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest.

There have been no transactions during 2014, and there are currently no transactions, between (i) ASML or any of its subsidiaries, or any significant shareholder and (ii) any Supervisory Board member or any relative or spouse thereof, other than ordinary course compensation arrangements.

Remuneration of the Supervisory Board

The General Meeting of Shareholders determines the remuneration of the Supervisory Board members; the remuneration is not dependent on ASML’s (financial) results. The 2014 AGM adopted the Supervisory Board’s proposal to increase the Supervisory Board’s remuneration. Detailed information on the Supervisory Board’s remuneration can be found in Note 31 to the 2014 Consolidated Financial Statements, included herein.

In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each Committee membership, as well as a net cost allowance.

No member of the Supervisory Board personally maintains a business relationship with ASML other than as a member of the Supervisory Board.

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The Supervisory Board members do not receive ASML shares, or rights to acquire ASML shares, as part of their remuneration. Supervisory Board members, who acquire or have acquired ASML shares or rights to acquire ASML shares, must have the intention to keep these for long-term investment only. No member of ASML’s Supervisory Board currently owns ASML shares or rights to acquire ASML shares. In concluding transactions in ASML shares, Supervisory Board members must comply with ASML’s Insider Trading Rules.

ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. ASML’s Articles of Association provide for the indemnification of the members of the Supervisory Board against claims that are a direct result of their tasks as members of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements for each member of the Supervisory Board.

Insider trading

With respect to trading in ASML financial instruments, the ASML Insider Trading Rules stipulate - among other requirements - that members of the Supervisory Board may not trade during the two months preceding the publication of the annual results, and neither during the three weeks before publication of the quarterly results. In addition, members of the Supervisory Board may not perform transactions in ASML financial instruments during the open periods when they have inside information.

IV. Shareholders and General Meeting of Shareholders

Powers

A General Meeting of Shareholders is held at least once a year and generally takes place in Veldhoven. In this meeting, at least the following items are discussed and/or approved:

•	The written report of the BoM containing the course of affairs in ASML and the conduct of the management during the past financial year;
•	The adoption of the financial statements for the past financial year, as prepared in accordance with Dutch law;
•	The discharge of the members of the BoM in respect of their management during the previous financial year;
•	The discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;
•	ASML’s reserves and dividend policy and justification thereof by the BoM;
•	Each material change in the corporate governance structure of ASML; and
•	Any other item the BoM or the Supervisory Board determine to place on the agenda.

The General Meeting of Shareholders has furthermore (with due observance of the statutory provisions) the power:

•	To resolve to amend the articles of association;
•	To resolve to dissolve ASML;
•	To resolve to issue shares if and insofar as the BoM has not been designated by the General Meeting of Shareholders for this purpose;
•	To resolve to reduce the issued share capital;
•	To appoint members of the Supervisory Board;
•	To withdraw its confidence in the Supervisory Board (resulting in a dismissal of the Supervisory Board in its entirety);
•	To adopt the Remuneration Policy for members of the BoM; and
•	To determine the remuneration of the members of the Supervisory Board.

The BoM requires the approval of the General Meeting of Shareholders and the Supervisory Board for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event:

•	A transfer of the business or virtually all of the business to a third party;
•

Entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and

•

An acquisition or disposal by ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least one third of the amount of the assets according to the consolidated balance sheet (in the Consolidated Financial Statements referred to as “Statement of Financial Position”) with explanatory notes attached to the Annual Report as most recently adopted.

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Proposals placed on the agenda by the Supervisory Board, the BoM, or by shareholders, provided that they have submitted the proposals in accordance with the applicable legal provisions, are discussed and resolved upon. Shareholders representing at least 1.0 percent of ASML’s outstanding share capital or representing a share value of at least EUR 50.0 million are entitled to place agenda items on the agenda of a General Meeting of Shareholders at the latest sixty days before the date of such meeting. Although Dutch legislation increased the percentage from 1.0 to 3.0 percent, ASML’s articles of association still reflect the ‘old’ requirement of 1.0 percent or EUR 50.0 million, and therefore this remains applicable for ASML. About two weeks before the closing of this sixty days term, ASML notifies its shareholders about the closing of the term on its Website.

A recurring agenda item is the limited authorization for the BoM to issue (rights to) shares in ASML’s capital, and to exclude pre-emptive rights for such issuances. This agenda item typically includes two elements: i) the authorization to the BoM to issue 5.0 percent (rights to) shares of ASML’s issued share capital as of the date of authorization, plus an additional 5.0 percent of ASML’s issued share capital as of the date of authorization that may be issued in connection with mergers, acquisitions and/or (strategic) alliances, and ii) the authorization to exclude pre-emptive rights in relation to the above share issue, with a maximum of 10.0 percent of ASML’s issued share capital as of the date of authorization.

A simple majority is required for the authorization to issue shares. For the authorization to exclude the pre-emptive rights a simple majority is required in case at least fifty percent of ASML’s issued share capital is present or represented at the AGM, otherwise a majority of two thirds of the votes cast is required. The BoM must obtain the approval of the Supervisory Board for the issuance of ASML shares as well as for excluding the pre-emptive rights.

It is important for ASML to be able to issue (rights to) shares and to exclude the pre-emptive shareholders’ rights in situations where it is imperative to be able to act quickly, for example when financial opportunities arise or when share plans and/or stock option plans need to be executed to attract and retain top talent. This authorization has been used in the past especially to optimize the financial position of ASML. Given the dynamics of the global capital markets, such financing transactions generally need to be executed in the shortest window of opportunity. The opportunity to issue shares or rights to shares, such as convertible bonds, would be limited if ASML needed a resolution of the General Meeting of Shareholders to issue shares and/or to exclude the shareholders’ pre-emptive rights and may thus hinder the financial flexibility of ASML.

Another agenda item in 2015 will be the proposal to adopt the dividend proposal, as communicated in ASML’s press release on January 21, 2015.

In addition to dividend payments, ASML also intends to return cash to its shareholders on a regular basis through share buybacks or repayment of capital, subject to its actual and anticipated level of cash generated from operations, the cash requirements for investment in its business, its current share price and other market conditions and relevant factors.

On April 17, 2013 ASML announced a share buy back program, to purchase up to an amount of EUR 1 billion of ASML’s shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 22, 2014, when the program was completed, ASML had purchased 14,595,554 shares at an average price of EUR 68.51 per share of which 9,464,503 shares have been cancelled in 2014, and the remainder is intended to be cancelled in 2015.

The proposal of the Supervisory Board, upon advice of the Audit Committee and BoM, to appoint a new auditor per January 1, 2016 will be submitted to the 2015 AGM.

The BoM or Supervisory Board may convene EGMs as often as they deem necessary. Such meetings must be held if one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the BoM and the Supervisory Board, specifying in detail the items to be discussed.

Logistics of the General Meeting of Shareholders

The convocation date for the Annual General Meeting of Shareholders is legally set at forty-two days, and the record date at twenty-eight days before the Annual General Meeting of Shareholders. Those who are registered as shareholders at the record date are entitled to attend the meeting and to exercise other shareholder rights.

The BoM and Supervisory Board shall provide the shareholders with the facts and circumstances relevant to the proposed resolutions, through an explanation to the agenda, as well as through other documents necessary and/or helpful for this purpose. All documents relevant to the General Meeting of Shareholders, including the agenda with explanations, shall be posted in the Investor Relations and Corporate Governance sections on ASML’s Website. The agenda indicates which agenda items are voting items, and which items are for discussion only.

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ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. ASML also uses an internet proxy voting system, thus facilitating shareholder participation without having to attend in person. Shareholders who voted through internet proxy voting are required, however, to appoint a proxy to officially represent them at the General Meeting of Shareholders in person. ASML also provides the possibility for shareholders to issue voting proxies or voting instructions to an independent third party (civil law notary) prior to the Annual General Meeting of Shareholders.

Voting results from the General Meeting of Shareholders will be made available on ASML’s Website within 15 days after the meeting.

The draft minutes of the General Meeting of Shareholders are available via ASML’s Website, and also upon request via mail or e-mail, no later than three months after the meeting. Shareholders are given the opportunity to provide their comments in the subsequent three months, and thereafter the minutes are adopted by the Chairman and the Secretary of the meeting. The adopted minutes are also available on ASML’s Website and, upon request, via regular mail or e-mail.

Information to the Shareholders

To ensure fair disclosure, ASML distributes company information that may influence the share price to shareholders and other parties in the financial markets simultaneously and through means that are public to all interested parties. In case of bilateral contacts with shareholders, ASML follows the procedure related thereto as published on ASML’s Website.

When ASML’s annual and quarterly results are published by means of a press release, interested parties, including shareholders, can participate through conference calls, listen to a webcast and view the presentation of the results on ASML’s Website. The schedule for communicating the annual financial results is in general published through a press release and is posted on ASML’s Website. In addition, ASML provides information to its shareholders at ASML’s Annual General Meeting of Shareholders. Also ASML publishes a Corporate Responsibility Report on ASML’s Website every year, reporting on environmental, health, safety and social performance.

It is ASML’s policy to post the presentations given to analysts and investors at investor conferences on ASML’s Website. Information regarding presentations to investors and analysts and conference calls are announced in advance on ASML’s Website, for details see ASML’s financial calendar as published in the Investor Relations section on ASML’s Website. Meetings and discussions with investors and analysts shall, in principle, not take place shortly before publication of regular financial information. ASML does not assess, comment upon, or correct analysts’ reports and valuations in advance, other than to comment on factual errors. ASML does not pay any fees to parties carrying out research for analysts’ reports, or for the production or publication of analysts’ reports, and take no responsibility for the content of such reports.

At the Annual General Meeting of Shareholders, the BoM and the Supervisory Board provide shareholders with all requested information, unless this is contrary to an overriding interest of ASML. If this should be the case, the BoM and Supervisory Board will provide their reasons for not providing the requested information.

Furthermore, the Corporate Governance section on ASML’s Website provides links to Websites that contain information about ASML published or filed by ASML in accordance with applicable rules and regulations.

ASML’s sole anti-takeover device is the possibility of issuing cumulative preference shares in its share capital to the Foundation under an option agreement between ASML and the Foundation.

Relationship with Institutional Investors

ASML finds it important that its institutional investors participate in its General Meetings of Shareholders. To increase the participation rate, several measures have been taken in the past few years, including providing internet proxy voting. In addition, ASML actively approaches its institutional investors to discuss their participation at the General Meetings of Shareholders.

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V. The Audit of Financial Reporting and the Position of the Internal and External Auditor Function

Financial Reporting

ASML has comprehensive internal procedures in place for the preparation and publication of Annual Reports, quarterly figures, and all other financial information. These internal procedures are frequently discussed in the Audit Committee and the Supervisory Board. The Disclosure Committee assists the BoM in overseeing ASML’s disclosure activities and ensures compliance with applicable disclosure requirements arising under Dutch and U.S. law and regulatory requirements.

The Audit Committee reviews and approves the external auditor’s audit plan for the audits planned during the financial year. The audit plan also includes the activities of the external auditor with respect to their limited procedures on the quarterly results other than the annual accounts. The external auditor regularly updates the Audit Committee on the progress of the audits and other activities.

The Supervisory Board has reviewed ASML’s 2014 Statutory Annual Report as prepared by the BoM. Deloitte has duly examined ASML’s financial statements, and the Auditor’s Report is included in the Consolidated Financial Statements.

Appointment, Role, Assessment of the Functioning of the External Auditor, and the Auditor’s Fee

In accordance with Dutch law, ASML’s external auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the BoM. ASML’s current external auditor, Deloitte, was re-appointed by the 2014 AGM for the reporting year 2015. The appointment of a new external auditor for the reporting year 2016 will be put on the 2015 AGM agenda, in order to comply with the mandatory audit firm rotation.

Annually, the BoM and the Audit Committee provide the Supervisory Board with a report on the relationship with the external auditor. The responsible lead audit partner of the external auditor rotated after the 2013 audit, which is relevant for the auditor’s independence.

The external auditor is present at ASML’s Annual General Meeting of Shareholders to respond to questions, if any, from the shareholders about the auditor’s report on the Consolidated Financial Statements.

The Audit Committee, on behalf of the Supervisory Board, approves the remuneration of the external auditor after consultation with the BoM. It has been agreed among the members of the Supervisory Board and the BoM that the Audit Committee has the most relevant insight and experience to be able to approve this item, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee.

The Audit Committee monitors compliance with the Dutch rules on non-audit services provided by the external auditor, which outlines strict separation of audit and advisory services for Dutch public interest entities.

In principle the external auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the external auditor are discussed at these meetings.

The Audit Committee reports on all issues discussed with the external auditor to the Supervisory Board, including the external auditor’s reports with regard to the audit of the Annual Reports as well as the content of the Annual Reports. In the independent auditor’s report, the external auditor refers to materiality, scope of the group audit, key audit matters (such as revenue recognition for systems, inventory excess and obsolete provision, sensitivities in valuation in goodwill and intangible fixed assets), responsibilities of management, the Supervisory Board and the external auditor for the financial statements and reports on other legal and regulatory requirements.

Internal Audit Function

The Internal Audit function assesses ASML’s systems of internal controls by performing independent procedures such as risk-based operational audits, IT audits and compliance audits. The Internal Audit department reports directly to the Audit Committee and BoM. The annual Internal Audit plan is discussed with and approved by the Audit Committee. The follow-up on the Internal Audit findings and progress against the Internal Audit plan is discussed on a quarterly basis with the Audit Committee. The external auditor and Internal Audit department have meetings on a regular basis.

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VI. Required Information Article 10 Takeover Directive

General

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	The capital structure of the company;
•	Restrictions on the transfer of securities and on voting rights;
•	Special powers conferred upon the holders of certain shares;
•	The rules governing the appointment and dismissal of board members and the amendment of the articles of association;
•	The rules on the issuing and the repurchasing of shares by the company;
•

Significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	Agreements between the company and its board members or employees providing for a “golden parachute”.

In this section the BoM and the Supervisory Board provide for an explanation to the information - if applicable to ASML - as required under Article 10 of the Takeover Directive.

Share capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;
•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and
•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.

As at December 31, 2014, 438,073,643 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up, of which 5,138,355 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued.

A total of 96,566,077 depositary receipts for ordinary shares are issued with our cooperation.

Our BoM has the power to issue ordinary shares and cumulative preference shares insofar as the BoM has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The BoM requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting of Shareholders can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the BoM to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the BoM, provided that the Supervisory Board has approved such proposal.

Shares Issued in Customer Co-Investment Program

In connection with the CCIP, on September 12, 2012, we issued 62,977,877 ordinary shares to the Stichting that holds shares on behalf of Intel and 12,595,575 ordinary shares to the Stichting that holds shares on behalf of Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to the Stichting that holds shares on behalf of TSMC. We received an amount of EUR 3,853.9 million in relation to the shares issued under the CCIP. For further details on our CCIP see Note 36.

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Ordinary Shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our 2014 AGM, the BoM was authorized from April 23, 2014 through October 23, 2015, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 23, 2014, plus an additional 5.0 percent of our issued share capital at April 23, 2014 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Holders of ordinary shares have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the BoM has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2014 AGM, our shareholders authorized the BoM through October 23, 2015, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2015 AGM, our shareholders will be asked to extend this authority through October 22, 2016.

ASML may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are and remain subject to the approval of the Supervisory Board and the shareholders’ authorization, which authorization may not be for more than 18 months. At the 2014 AGM, the BoM has been authorized, subject to Supervisory Board approval, to repurchase through October 23, 2015, up to a maximum of two times 10.0 percent of our issued share capital at April 23, 2014, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our 2015 AGM, our shareholders will be asked to extend this authority through October 22, 2016.

On April 17, 2013, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 22, 2014, when the program was completed, we had purchased 14,595,554 shares at an average price of EUR 68.51 per share of which 9,464,503 shares have been cancelled in 2014, and the remainder is intended to be cancelled in 2015.

Ordinary Shares B

In 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting of Shareholders.

Special voting rights on the issued shares

There are no special voting rights on the issued shares in our share capital.

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Limitation voting rights on Ordinary Shares indirectly held by the Participating Customers

Pursuant to the agreements entered into with them, the Participating Customers (and their respective foundations) will not be entitled to vote the ordinary shares that were acquired by (the foundations of) the Participating Customers as part of the CCIP or any other ordinary shares otherwise transferred to the foundations (under the circumstances described under “Standstill; Additional Purchases”, see Note 36 to the Consolidated Financial Statements) prior to a Shareholder Agreement Termination Event (see Note 36 to the Consolidated Financial Statements), except when a Suspension Event (see Note 36 to the Consolidated Financial Statements) occurs and is continuing or where the following matters are proposed at any General Meeting of Shareholders (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the BoM as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of the Participating Customers, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by the Participating Customers through the foundations as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Cumulative Preference Shares

In 1998, we granted the Preference Share Option to the Foundation. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The nominal value of the cumulative preference shares amounts to EUR 0.09 and the number of cumulative preference shares included in the authorized share capital is 700,000,000. A cumulative preference share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

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Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the BoM approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation does not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent members from the Dutch business and academic communities. The members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Limitations to transfers of shares in the share capital of ASML

There are currently no limitations, either under Dutch law or in the Articles of Association of ASML, as to the transfer of ordinary shares in the share capital of ASML. Pursuant to the Articles of Association of ASML, the approval of the Supervisory Board shall be required for every transfer of cumulative preference shares.

Reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the “FMSA”)

Holders of our shares may be subject to reporting obligations under the FMSA.

The disclosure obligations under the FMSA apply to any person or entity that acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the European Union, such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 3.0, 5.0, 10.0, 15.0, 20.0, 25.0, 30.0, 40.0, 50.0, 60.0, 75.0 or 95.0 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to ASML, the FMSA requires any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the AFM immediately.

ASML is required to notify the AFM immediately if our voting rights and/or capital have changed by 1.0 percent or more since its previous notification on outstanding voting rights and capital. In addition, ASML must notify the AFM of changes of less than 1.0 percent in ASML’s outstanding voting rights and capital at least once per calendar quarter, within eight days after the end of the quarter. Any person whose direct or indirect voting rights and/or capital interest meets or passes the thresholds referred to in the previous paragraph as a result of a change in the outstanding voting rights or capital must notify the AFM no later than the fourth trading day after the AFM has published such a change.

Once every calendar year, within four weeks after the end of the calendar year, holders of an interest of 3.0 percent or more in ASML’s voting rights or capital must notify the AFM of any changes in the composition of their interest resulting from certain acts (including, but not limited to, the exchange of shares for depositary receipts and vice versa, and the exercise of rights to acquire shares).

Subsidiaries, as defined in the FMSA, do not have independent reporting obligations under the FMSA, as interests held by them are attributed to their (ultimate) parents. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who ceases to be a subsidiary and who disposes of an interest of 3.0 percent or more in ASML’s voting rights or capital must immediately notify the AFM. As of that moment, all notification obligations under the FMSA become applicable to the former subsidiary.

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For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, among other arrangements, be taken into account: shares and votes (i) directly held by any person, (ii) held by such person’s subsidiaries, (iii) held by a third party for such person’s account, (iv) held by a third party with whom such person has concluded an oral or written voting agreement (including on the basis of an unrestricted power of attorney), (v) held by a third party with whom such person has agreed to temporarily transfer voting rights against payment, (vi) financial instruments of which the increase in value is wholly or partially dependent on an increase in value of our shares or distributions in respect thereof (including certain cash settled financial instruments such as contracts for difference and total return swaps), (vii) put options pursuant to which a person can be required to purchase our shares, and (vii) other contracts under which a person has a position economically comparable to having our shares. Interests held jointly by multiple persons are attributed to those persons in accordance with their entitlement. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. The managers of certain investment funds are deemed to hold the capital interests and voting rights in the funds managed by them.

For the same purpose, the following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).

The AFM requires the notification of any gross short position in our shares. For the notification of gross short positions the same thresholds apply as for notifying an actual or potential interest in the capital and/or or voting rights of a Dutch listed company, as referred to above. In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2 percent of the issued share capital of a Dutch listed company is required to report it to the AFM. Each subsequent increase of this position by 0.1 percent above 0.2 percent will also need to be reported. Each net short position equal to 0.5 percent of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1 percent will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

The AFM keeps a public registry of and publishes all notifications made pursuant to the FMSA.

Non-compliance with the reporting obligations under the FMSA could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the FMSA may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of our general meeting of shareholders to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the FMSA had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.

We may request Euroclear Nederland and its admitted institutions as well as intermediaries, institutions and custodians of investment funds (in the Netherlands and abroad) of which we reasonably expect that they hold our shares other than as beneficial owner, to provide certain details on the identity and number of shares held, of their clients for whom they hold our shares. We must keep the information received confidential. We may only make such requests during a period of 60 days prior to the day on which our general meeting of shareholders will be held. No details are required to be given in respect of shareholders with an interest of less than 0.5 percent of our issued share capital. A shareholder who, individually or together with other shareholders, holds an interest of at least 10 percent of the issued share capital may request us to establish the identity of our shareholders in this manner so that we can forward to them information provided by such shareholder in respect of an item on the agenda for the general meeting. This request may only be made during a period of 60 days until (and not including) the 42nd day before the day on which the general meeting of shareholders will be held.

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The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares is at least 3.0 percent of our ordinary shares issued and outstanding. The information set out below with respect to shareholders is solely based on public filings with the SEC and AFM on February 4, 2015.

Identity of Person or Group	Shares Owned	Percent of Class[6]

Capital Group International, Inc[1]	67,265,695	15.54%
Stichting Administratiekantoor MAKTSJAB/Intel[2]	62,977,877	14.55%
BlackRock Inc.[3]	22,116,072	5.11%
Stichting Administratiekantoor TSMC/TSMC[4]	20,992,625	4.85%
The Growth Fund of America[5]	13,768,843	3.18%

1	As reported to the AFM on April 25, 201 4, Capital Group International, Inc. and CRMC, which we believe to be an affiliate of Capital Group International, Inc., indirectly have 605,391,255 voting rights corresponding to 67,265,695 shares (based on nine votes per share) of our ordinary shares but do not have ownership rights related to those shares. Capital World Investors reported on a Schedule 13-G/A filed with the SEC on February 13, 2014, that it is the beneficial owner of 45,026,116 shares of our ordinary shares as a result of its affiliation with CRMC.
2	Stichting Adminstratiekantoor MAKTSJAB owns the stated percentage of our ordinary shares and has issued corresponding depository receipts to Intel.
3	Based solely on the Schedule 13-G/A filed by BlackRock Inc. with the SEC on October 8, 2014. The July 2, 2013 public filing with the AFM shows aggregate holdings of various BlackRock funds of (based on total number of issued shares as per 2 July 2013) 3.68% in shares and 4.42% in voting rights.
4	Stichting Administratiekantoor TSMC owns the stated percentage of ordinary shares and has issued corresponding depository receipts to TSMC.
5	As reported to the AFM on May 15, 2014, The Growth Fund of America does not hold voting rights related to 13,768,843 shares of our ordinary shares. We believe The Growth Fund of America to be a fund managed by CRMC as referred to in footnote 1 of this table. Accordingly, there may be overlap between the shares reported to be owned by The Growth Fund of America and the shares reported to be owned by Capital Group International, Inc.
6	As a percentage of the total number of ordinary shares issued and outstanding (432,935,288) as of December 31, 2014, which excludes 5,138,355 ordinary shares which have been issued but are held in treasury by ASML. Please note that share ownership percentages reported to the AFM are expressed as a percentage of the total number of ordinary shares issued (including treasury stock) and that accordingly, percentages reflected in this table may differ from percentages reported to the AFM.

Appointment of Board of Management and Supervisory Board

Board of Management

The rules governing the appointment and dismissal of members of the BoM are described in section II above.

Supervisory Board

The rules governing the appointment and dismissal of members of the Supervisory Board are described in section III above.

Amendment of the Articles of Association

The General Meeting of Shareholders can resolve to amend our Articles of Association. The (proposed) amendment requires the approval of the Supervisory Board.

A resolution to amend the Articles of Association is adopted at a General Meeting of Shareholders at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast. If a resolution to amend the Articles of Association is proposed by the BoM, the resolution will be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting of Shareholders.

The complete proposals should be made available for inspection by the shareholders and the others entitled to attend meetings at our office and at a banking institution designated in the convocation to the General Meeting of Shareholders, as from the date of said convocation until the close of that meeting. Furthermore, we must consult Euronext Amsterdam and the AFM, before the amendment is proposed to our shareholders.

Severance payments under agreements with members of Board of Management

Employment agreements respectively management services agreements for members of the BoM contain specific provisions regarding severance payments. If ASML gives notice of termination of the employment agreement respectively management services agreements for reasons which are not exclusively or mainly found in acts or omissions of the BoM member concerned, a severance payment not exceeding one year base salary will be paid upon the effective date of termination. This severance payment will also be paid in case a BoM member gives notice of termination under the agreement in connection with a substantial difference of opinion between the respective executive and the Supervisory Board regarding his agreement, his function or ASML’s strategy.

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BoM members shall also be entitled to the aforementioned severance payments in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the agreements) or if such BoM member gives notice of termination directly related to such Change of Control, and such notice is given within twelve months from the date on which the Change of Control occurs.

Per July 1, 2013, the relationship between a member of the BoM and a listed company can no longer be treated as an employment contract. Members appointed after July 1, 2013 have entered into a management services agreement; however the employment agreements entered into before July 1, 2013 will remain in effect.

VII. Deviation from the Code

For clarity purposes, ASML lists below its deviation from the Code and the reason for doing so.

II.2.5

Although ASML does not consider ASML’s execution of this best practice a deviation from the Code, it could be interpreted as such.

The members of the Board of Management are eligible to receive performance shares which will be awarded annually under the condition of fulfillment of predetermined performance targets, which are measured over a period of three calendar years. Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the performance shares for at least two subsequent years. Accordingly, the total period before one obtains full rights to the performance shares will be five years. The Remuneration Committee believes that the total resulting period is in compliance with the Code. At the 2014 AGM the performance share arrangement for the Board of Management as contained in the 2014 Remuneration Policy was approved.

The Board of Management and the Supervisory Board,

Veldhoven, February 10, 2015

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Management Board Report

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography systems for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2014, we employed 11,318 payroll employees (2013: 10,360) and 2,754 temporary employees (2013: 2,865), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

In 2014, we generated net sales of EUR 5,856.3 million and operating income of EUR 1,523.8 million or 26.0 percent of net sales. Net income in 2014 amounted to EUR 1,418.3 million or 24.2 percent of net sales, representing basic net income per ordinary share of EUR 3.24.

All information disclosed in this Management Board Report is provided as a supplement to, and should be read in conjunction with, our Corporate Governance Paragraph, Consolidated Financial Statements and the accompanying notes to the Consolidated Financial Statements.

On May 30, 2013 we acquired 100 percent of the issued share capital of Cymer. Comparative financial information presented in our Statutory Annual Report includes Cymer from May 30, 2013 onwards.

Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

Summary

Strategic Risk

•	We derive most of our revenues from the sale of a relatively small number of products.

Risks Related to the Semiconductor Industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;
•	Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry; and
•	We face intense competition.

Governmental, Legal and Compliance Risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;
•	Defending against intellectual property claims brought by others could harm our business;
•	We are subject to risks in our international operations; and
•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended.

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Operational Risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;
•	The time window for new product introduction is shorter and is accompanied by potential design and production delays and by significant costs;
•	As lithography technologies become more complex, the success of our R&D programs becomes more uncertain and more expensive;
•	We are dependent on the continued operation of a limited number of manufacturing facilities;
•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire;
•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees;
•	A disruption in our information technology systems, including those related to cybersecurity, could adversely affect our business operations; and
•

Hazardous substances are used in the production and operation of our systems, and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities.

Financial Risks

•	A high percentage of net sales is derived from a few customers; and
•	Fluctuations in foreign exchange rates could harm our results of operations.

Risks Related to our Ordinary Shares

•	We may not declare cash dividends at all or in any particular amounts in any given year;
•	Restrictions on shareholders rights may dilute voting power; and
•	Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders

Explanation Per Risk

Strategic Risk

We derive most of our revenues from the sale of a relatively small number of products

We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (136 units in 2014 and 157 units in 2013), with an ASP per system in 2014 of EUR 31.2 million (EUR 35.6 million for new systems and EUR 5.8 million for used systems) and an ASP per system in 2013 of EUR 25.4 million (EUR 27.4 million for new systems and EUR 6.9 million for used systems). As a result, the timing of recognition of revenue for a particular reporting period from a small number of system sales may have a material adverse effect on our business, financial condition and results of operations in that period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	A downturn in the highly cyclical semiconductor industry;
•	Volatility in the Logic and Memory end-markets as a result of oversupply and undersupply;
•	Shipment rescheduling;
•	Cancellation or order push-back by customers;
•	Unexpected manufacturing difficulties; or
•	Delays in deliveries by suppliers

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our results of operations for that period. In particular, our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future and reduce our visibility on future sales for the reasons discussed above.

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Risks Related to the Semiconductor Industry

The semiconductor industry is highly cyclical and we may be adversely affected by any downturn

As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, of which the timing, duration and volatility are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	The current and anticipated market demand for semiconductors and for products utilizing semiconductors;
•	Semiconductor prices;
•	Semiconductor production costs and manufacturing capacity utilization for semiconductors;
•	Semiconductor equipment industry capacity;
•	Changes in semiconductor inventory levels;
•	General economic conditions; and
•	Access to capital.

Reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve positive net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product and service demand, we may also incur increased costs related to inventory obsolescence in an industry downturn, and such inventory obsolescence costs may be higher with our newer technology systems such as EUV. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on sales prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.

The financial crises that affected the international banking system and global financial markets in 2008-2009 have been in many respects unprecedented and international financial markets and the global economy have remained volatile. Instability of the financial markets and the global economy in general can have a number of effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays, (ii) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (iii) other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead-time to successfully complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost sales, damage to customer relationships and we may lose market share.

Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry

The semiconductor manufacturing industry is subject to:

•	Rapid change towards more complex technologies;
•	Frequent new product introductions and enhancements;
•	Evolving industry standards;
•	Changes in customer requirements; and
•	Shorter product life cycles.

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Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our R&D programs and the timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Dry, Immersion, EUV and Holistic Lithography. If we or our suppliers are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products, due to the failure to meet their development roadmaps which require our new technology or for any other reason, we may not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.

The success of EUV, which we believe is critical for keeping pace with Moore’s Law, which postulates that the number of transistors on a chip doubles approximately every 18 to 24 months at equivalent costs, remains dependent on continuing technical advances by us and our suppliers, particularly with respect to technology related to the light source, source power, system availability, and scanner performance, without which EUV tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. A delay in the developments of these tools or a delay in such tools meeting production requirements could discourage or result in much slower adoption of this EUV technology and could delay purchases of these tools. In addition, the introduction of alternative technologies or processes by our competitors that compete with EUV could discourage or result in much slower adoption of EUV technology. If the technologies that we pursue to assist our customers in producing smaller and more efficient chips are not as effective as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on lithography, this may adversely affect our business, financial condition and results of operations.

We face intense competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;
•	The value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;
•	The exchange rate of the euro, particularly against the Japanese yen- strengthening of the euro against the yen could result in a loss of market share;
•	The relative strength and breadth of our portfolio of patents and other intellectual property rights; and
•	Our customers’ desire to obtain lithography equipment from more than one supplier.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Note 11 and Note 26 to our Consolidated Financial Statements.

We compete primarily with Nikon and Canon. Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins which could have a material adverse effect on our business, financial condition and results of operations.

In addition to competitors in lithography, we may face competition with respect to alternative technologies for the non-critical layers or for all layers. If we fail to keep pace with Moore’s Law or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.

In the future the IC industry may not find it economically or technically feasible to maintain the pace of Moore’s Law through the use of lithography systems, which could result in our customers choosing solutions other than lithography for IC manufacturing. In addition, if the pace of Moore’s Law is not maintained, this could also result in the IC industry utilizing fewer leading technology systems, which could result in lower sales and margins.

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Governmental. Legal and Compliance Risks

Failure to adequately protect the intellectual property rights upon which we depend could harm our business

We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that such measures could prove to be inadequate because:

•	Intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;
•	Patent rights may not be granted or interpreted as we expect;
•	Patents will expire which may result in key technology becoming widely available that may hurt our competitive position;
•	The steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	Third parties may be able to develop or obtain patents for similar competing technology.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of management resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.

Defending against intellectual property claims brought by others could harm our business

In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology and manufacturing our products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such third parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.

We also may incur substantial licensing or settlement costs, which although potentially strengthening or expanding our intellectual property rights or limiting our exposure to intellectual property claims of third parties, may have a material adverse effect on our business, financial condition and results of operations.

From late 2001 through 2004, ASML was a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML.

Under the terms of the Nikon Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of certain patents subject to the agreement, including any infringement that occurred from January 1, 2010 through December 31, 2014 (the “Cross-License Transition Period”). Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products or optical components.

Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of certain patents subject to the Nikon Cross-License Agreement.

If Nikon files suit against us alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Similarly, if we file suit against Nikon alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time whether any such patent suit will in fact materialize, or, if so, what its outcome might be.

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We are subject to risks in our international operations

The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those regions:

•	Potentially adverse tax consequences;
•	Unfavorable political or economic environments;
•	Unexpected legal or regulatory changes;
•	An inability to effectively protect intellectual property; and
•	Adverse effects of foreign currency fluctuations.

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

In particular, 19.2 percent of our 2014 net sales and 42.4 percent of our 2013 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations. In addition, certain of our manufacturing facilities as well as customers are located in South Korea. There are tensions between the Republic of South Korea and the Democratic People’s Republic of Korea since the division of the Korean Peninsula following World War II. The worsening of relations between those two countries or the outbreak of war on the Korean Peninsula could have a material adverse effect on our business, financial condition or results of operations.

In addition, the installation and servicing of our products requires us to travel to our customers’ premises. Natural disasters could affect our ability to do so. For example, the Japanese earthquake in 2011 resulted in the disruption of our installation and servicing of systems for our customers in Japan. Natural disasters in areas where our customers are located could prevent or disrupt the installation or servicing of our systems. In addition, we have customers located in Israel. If the geopolitical environment prevents travel to Israel, it could result in the disruption of our installation and servicing of systems for our customers.

Lastly, if there is a pandemic outbreak located near any of our customers, it could result in the disruption of our installation and servicing of systems for our customers near the outbreak. Therefore, if there is a natural disaster, geopolitical conflict or pandemic that prevents our ability to travel to our customers’ premises, our business, financial condition and results of operations may be materially adversely effected.

Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended

The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to formal procedures that can delay or may result in the modification of our planned workforce reductions. For example, ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. If the Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors.

Operational Risks

The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components

We rely on outside vendors for components and subassemblies used in our systems including the design thereof, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing and the risk of untimely delivery of these components and subassemblies.

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The number of lithography systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is our single supplier of lenses, mirrors, collectors and other critical optical components (which we refer to as optics). If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of optics over a prolonged period, we would effectively cease to be able to conduct our business. In addition to Zeiss’ current position as a supplier of optics, a number of other critical components such as drive lasers included in our CO2 lasers used in our EUV systems are available from only a limited number of suppliers.

Designing and manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and could result in delays by our suppliers. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

In addition, as we develop new technologies, such as EUV, this requires our suppliers to participate in the development process so that the components they supply will meet the requirements of our development roadmap, and this may require significant R&D spending on the part of our suppliers. If our suppliers are unable to maintain their development roadmap in line with ours, this may delay the development and introduction of new products. In addition, our suppliers may not have or may not be willing to spend sufficient financial resources to make the necessary R&D expenditures to enable them (and therefore us) to continue development roadmaps. In this case, we may be required to co-invest with our suppliers to continue the R&D required to continue development roadmaps.

The time window for new product introduction is shorter and is accompanied by potential design and production delays and by significant costs

The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with each new generation of our products as a result of increasing technological complexity. In particular, the development of an EUV volume production system is dependent on, and subject to the successful implementation of, among other things, technology related to the light source, source power, system availability, scanner performance and other technologies specific to EUV. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

For the market to accept technology enhancements, our customers, in many cases, must upgrade their existing technology capabilities. Such upgrades from established technology may not be available to our customers to enable volume production using our new technology enhancements. This could result in our customers not purchasing, or pushing back or canceling orders for our technology enhancements, which could negatively impact our business, financial condition and results of operations.

We are also dependent on our suppliers to maintain their development roadmaps to enable us to introduce new technologies on a timely basis, and if they are unable to keep pace whether due to technological factors, lack of financial resources or otherwise, this could prevent us from meeting our development roadmaps.

Additionally, in connection with our EUV production, we have made advanced payments to suppliers that we may not recoup if we do not reach expected EUV sales levels in the future. We may make similar advance payments (or other investments in our suppliers) to suppliers in connection with EUV or other technologies we develop, and we may not recoup those advanced payments or other investments (e.g. if expected sales are not met). See Note 14 to our Consolidated Financial Statements.

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As lithography technologies become more complex, the success of our R&D programs becomes more uncertain and more expensive

Our lithography systems have become increasingly complex, and accordingly, the costs to develop new products and technologies have increased, and we expect such costs to continue to increase. This increase in costs requires us to continue obtaining sufficient funding for our R&D programs. For example, we obtained partial funding for our EUV R&D program through the CCIP. We may however, be unable to obtain this type of funding from customers in the future, in which case we may be unable to fund R&D investments necessary to maintain our technological leadership. The increasing complexity of new technologies, which leads to increasing cost of R&D programs for new technologies, also increases the risk that a new product or technology may not be successful

Furthermore, as the innovation cycle becomes more complex, developing new technology, including EUV technology, requires increased R&D investments by our suppliers in order to meet the technology demands of us and our customers. Our suppliers may not have, or may not be willing to invest, the resources necessary to continue the development of the new technologies to the extent such investments are necessary, which may result in our contributing funds to such R&D programs or limiting the R&D investments that we can undertake.

We are dependent on the continued operation of a limited number of manufacturing facilities

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both in the United States, in Pyeongtaek, South-Korea and in Linkou, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if such capacity was available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our key suppliers, including Zeiss, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.

We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire

Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.

Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our management from day-to-day operations of our existing business. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.

In May 2013, we acquired all of the outstanding shares of Cymer, a light source supplier with the goal of making EUV technology more efficient, preventing additional delays in the introduction of EUV technology, and simplifying the supply chain of EUV modules. If we fail to integrate Cymer successfully, this may result in a delay in the development of EUV. Even if we are able to successfully integrate Cymer, there is no assurance that our acquisition of Cymer will result in successful or timely development of our EUV technology.

In addition, in connection with acquisitions, anti-trust regulators may impose conditions on us, including requirements to divest assets or other conditions that could make it difficult for us to integrate the businesses that we acquire. For example, in connection with the Cymer acquisition we have agreed to maintain Cymer Light Sources as a stand-alone business.

Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees

Our business and future success significantly depends upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. Our R&D programs require a significant number of qualified employees. If we are unable to attract sufficient numbers of qualified employees, this could affect our ability to conduct our research and development programs on a timely basis, which could adversely affect our business, financial condition and results of operations.

ASML STATUTORY REPORT 2014	38

In addition, if we lose a key employee to retirement, illness or otherwise, particularly a number of our highly qualified professionals and/or senior management, we may not be able to timely find a suitable replacement. Moreover, as a result of the uniqueness and complexity of our technology, qualified engineers capable of working on our systems are scarce and generally not available (e.g. from other industries or companies). As a result, we must educate and train our employees to work on our systems. Therefore, a loss of a number of key professionals and/or senior management can be disruptive, costly and time consuming.

Furthermore, the increasing complexity of our products results in a longer learning-curve for new and existing employees and suppliers leading to an inability to decrease cycle times and may result in the incurrence of significant additional costs.

Our suppliers face similar risks in attracting qualified employees, including attracting employees in connection with R&D programs that will support our R&D programs and technology developments. To the extent that our suppliers are unable to attract qualified employees, this could adversely affect our business, financial condition and results of operations.

A disruption in our Information technology systems, including those related to cybersecurity, could adversely affect our business operations

We rely on the accuracy, capacity and security of our information technology systems. Despite the measures that we have implemented, including those related to cybersecurity, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access.

From time to time we experience cybersecurity attacks on our information technology systems, which are becoming more sophisticated and include malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information (including confidential information relating to our customers and suppliers), and corruption of data. Any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets (including our proprietary technology), customer or supplier information and unauthorized access to personnel information.

Moreover, there can be no assurance that such measures we have implemented will be sufficient to prevent a system failure, accident or security breach from occurring. To the extent that our business is interrupted or data or proprietary technology is lost, destroyed or inappropriately used or disclosed, such disruptions could adversely affect our competitive position, relationships with customers and suppliers or our business, financial condition and results of operations. In addition, we may be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future.

Hazardous substances are used in the production and operation of our systems, and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities

Hazardous substances are used in the production and operation of our lithography systems, which subjects us to a variety of governmental regulations relating to environmental protection and employee and product health and safety, including the transport, use, storage, discharge, handling, emission, generation, and disposal of toxic or other hazardous substances. In addition, operating our machines (which use lasers and other potentially hazardous tools) is dangerous and can result in injury. The failure to comply with current or future regulations could result in substantial fines being imposed on us or other adverse consequences. Additionally, our products have become increasingly complex. The increasing complexity requires us to invest in continued risk assessments and development of appropriate preventative and protective measures for health and safety for both our employees (in connection with the production and installation of our systems) and our customers’ employees (in connection with the operation of our systems). There can be no assurance that the health and safety practices we develop will be adequate to mitigate all health and safety risks. Failing to comply with applicable regulations or the failure of our implemented practices for customer and employee health and safety could subject us to significant liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

ASML STATUTORY REPORT 2014	39

Financial Risks

A high percentage of net sales is derived from a few customers

Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, sales may remain concentrated among relatively few customers in any particular year. In 2014, recognized sales to our largest customer accounted for EUR 1,532.1 million, or 26.2 percent of net sales, compared with EUR 2,058.6 million, or 39.2 percent of net sales, in 2013. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for EUR 643.2 million, or 49.3 percent of accounts receivable and finance receivables on December 31, 2014, compared with EUR 861.4 million, or 73.3 percent on December 31, 2013. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign exchange rates could harm our results of operations

We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro, as we incur manufacturing costs for our systems predominantly in euros while portions of our net sales and cost of sales are denominated in U.S. dollars.

In addition, a portion of our assets and liabilities and operating results are denominated in U.S. dollars, particularly following our acquisition of Cymer in 2013, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our Consolidated Financial Statements are expressed in euros. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the euro and such other currencies, and changes in currency exchange rates can result in losses in our Consolidated Financial Statements. In general, our customers generally run their businesses in U.S. dollars and therefore a weakening of the U.S. dollar against the euro might impact the ability or desire of our customers to purchase our products.

Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares

We may not declare cash dividends at all or in any particular amounts in any given year

We aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the BoM may decide to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on our share price.

Restrictions on shareholder rights may dilute voting power

Our Articles of Association provide that we are subject to the provisions of Dutch law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our Supervisory Board than if we were incorporated in the United States or another jurisdiction.

Our authorized share capital also includes a class of cumulative preference shares and we have granted “Stichting Preferente Aandelen ASML”, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

ASML STATUTORY REPORT 2014	40

Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders

In the CCIP, the Participating Customers, being Intel, Samsung and TSMC, through certain wholly-owned subsidiaries, acquired in aggregate 96,566,077 ASML shares, constituting 22.3% of ASML’s issued and outstanding shares as of December 31, 2014. In the CCIP, all of the Participating Customers agreed to a lock-up arrangement with us which expire in the first half of 2015. Once the contractual lock ups expire, the Participating Customers will be permitted to sell their shares, subject to the following limitations: any market sales are limited in any 6 month period to a total of 4%, 2.5% or 1.5% of our disclosed outstanding shares, in the case of Intel, TSMC and Samsung, respectively, but such limitations do not apply to underwritten sales or block trades. The sale of a large number of these shares, or the perception that such sales may occur, could have an adverse effect on the trading price of our shares.

Additionally, the interests of the Participating Customers may not always coincide with the interests of other holders of our shares. The shares acquired by the Participating Customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the participating customers may only vote those shares in General Meetings in exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, the approval of a significant change in the identity or nature of ASML or its business, any amendment to ASML’s Articles of Association that would materially affect the specific voting rights of the Participating Customers or that would cause a significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business. When such exceptional circumstances occur, the Participating Customers, and in particular Intel (due to the percentage of our shares that Intel owns), will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.

Financial Risk Management

We are exposed to certain financial risks such as market risk (including foreign currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value.

See Note 6 to our Consolidated Financial Statements.

Semiconductor Equipment Industry

The chip-making business is focused on “shrink”, or reducing the size of chip designs, as a driver of cost reduction and increased functionality. The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continuous reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost ICs, capable of performing a larger number of functions at higher throughput levels and with reduced power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variation and semiconductor industry volatility, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost.

See “Management Board Report - Business Strategy - Leading Technology and Cost Effective Products”.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few suppliers: ASML, Nikon, and Canon. In 2014, ASML was one of the world’s leading providers of lithography equipment (measured in revenues based upon Gartner Dataquest fourth quarter 2014 report).

ASML STATUTORY REPORT 2014	41

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2014, is set out in the following table:

Year ended December 31	2014[1]	2013[2]	2012[2]	2011[2]	2010[2]	2009[2]

Total units shipped	232	243	252	376	304	128
Total value (in millions USD)	6,854	6,085	6,058	8,225	6,416	2,485

1	Historical data and full-year 2014 estimates as reported by Gartner Dataquest in its fourth quarter 2014 report.
2	Historical data are based on figures as included in the Gartner Dataquest fourth quarter 201 4 report. Where appropriate, the estimates as included in the Gartner Dataquest reports in prior years have been updated based on this fourth quarter 2014 report.

For the year 2014, the latest indications of independent market analysts show a decrease in total lithography equipment shipped to the market of 4.5 percent in unit volume and an increase of 12.6 percent in value. In 2014 ASML sold 136 systems, compared to 157 in 2013. However, our net system sales also increased 6.3 percent (mainly NXE:3300B) in 2014 compared to 2013.

Business Strategy

General

The long-term growth of the semiconductor industry is based on the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2014, chip makers routinely produced electronic chip features with geometries of 20 nm, compared to typical geometries of 10,000 nm in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as “Moore’s Law”. Moore’s Law is reflected in ever smaller, cheaper, more powerful and energy-efficient semiconductors. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to stabilize the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by the semiconductor industry has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

Our vision is that ASML makes possible affordable microelectronics that improve the quality of life. What we do to realize our vision is to invent, develop and manufacture high-tech lithography, metrology and software solutions for the semiconductor industry that provide the “patterning” of chips and hence enable the creation of smarter, smaller and more energy-efficient chips. We implement our vision and mission by executing our business strategy which consists of three elements:

1. Providing leading technology and cost-effective products and services for patterning of semiconductor devices;

2. Strong relationships with customers as well as suppliers and peers to drive the patterning eco-system; and

3. Develop our people and organization to support our growing business and industry.

When executed, this strategy results in the delivery of lithography systems which enable customers to produce chips at lower costs and with higher value per product. The superior value of ownership offered to customers as a result of our strategy also drives our own financial performance, aligning the interests of ASML and our customers.

Leading Technology and Cost Effective Products

Our customers need lithography scanners that continuously improve performance in three areas: imaging, throughput and overlay. Because the image of the electronic chip circuit must be extremely small (in 2014 chip makers routinely produced electronic chip features with geometries of 20 nm), the system must be able to image billions of these features every second and it must be able to do that with extreme precision of just a few nm (one nm is four silicon atoms). To realize and improve system performance for our customers on all three mentioned areas above, ASML needs to deliver the right technology at the right time to meet long-term roadmaps of our customers which often extend many years into the future and are driven primarily by a desire to maintain Moore’s Law. Therefore, ASML is committed to significant long-term investments in R&D.

ASML STATUTORY REPORT 2014	42

In order to meet the imaging, throughput and overlay demands of our customers, we have focused our R&D investments on three core programs: EUV, DUV and holistic lithography solutions. In 2014, our R&D investments (net of credits) amounted to EUR 1,081.1 million (2013: EUR 887.7 million). A significant part of our R&D-budget has been used for R&D jointly developed with our suppliers and technology partners. In addition, as part of the CCIP, Participating Customers are funding development costs relating to lithography projects and in 2014, we recognized other income in relation to the contributions made by certain Participating Customers of EUR 81.0 million (2013: EUR 64.4 million) in connection with the CCIP.

Strong relations with Customers, Suppliers and Peers

Ensuring customers are served with the right products at the right time and supported by excellent service, is key to our commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest level of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership.

Customer satisfaction is a critical objective of ASML. We have account teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2014, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers. We expect that customer concentration might increase because of continuing consolidation in the semiconductor manufacturing industry.

See “Management Board Report - Risk Factors - A high percentage of net sales is derived from a few customers”.

In 2014, our satisfaction ratings by customers surpassed every lithography competitor. According to VLSI Research, ASML ranks second among the large semiconductor industry equipment suppliers and first among lithography competitors. Our performance has consistently been strong: for twelve years in a row we have both ranked among the top 5 semiconductor industry suppliers and our ranking surpassed that of any of our lithography competitors.

Another significant pillar in our business strategy is close relations with suppliers. They provide us with components, modules and sub-systems according to our specifications.

Develop our People and Organization to Support our Growing Business and Industry

The nature of our R&D intensive business depends on a highly skilled work force and efficient organization that boosts inspiration and engagement.

We therefore take training and development very seriously, of our payroll and non-payroll employees alike. Long-term employability through continuous development is important for the well-being of our employees, for ASML and for society.

As the expectations of our customers continue to increase, leading to more complex products and stakeholder interactions, it is essential we continuously look for efficiencies. We therefore continue to improve our organization in view of the volatility of the semiconductor industry, the long-term growth of our business, and the engagement of our employees.

Corporate Responsibility

More than delivering strong financial performance, we want to create long-term value for our stakeholders and for society as a whole. To this end, we identify and manage non-financial developments that are material to our business and performance. Investing in these non-financial or CR themes is a prerequisite for our long-term business continuity and success. We believe that we can significantly enhance our long-term performance if we successfully manage the risks associated with these developments and seize the opportunities they offer.

In 2014, we moved CR higher on our business agenda. We have further developed our new CR strategy and policy that formulates our ambitions for the period 2015-2020. It sets out the main non-financial, social and environmental impact areas and most significant indicators we will use to measure our progress. We believe this is an important step towards further aligning our CR objectives with our business strategy and a significant step towards integrating financial and non-financial reporting.

ASML STATUTORY REPORT 2014	43

To celebrate our company’s 30th anniversary on April 1, 2014 we launched ‘30 for Change’, a global initiative with the ASML Foundation to support 29 projects reflecting ASML’s diversity and empowering underprivileged youth through education. Our employees worldwide worked together in submitting, selecting and raising funds for the charity projects. These projects strengthen our bonds with the community but at the same time contribute to employee involvement and our need to have access to the largest possible pool of technical talent.

The 2014 CR Report describes our CR strategy, achievements and contributions to sustainable business practices. The 2014 CR Report can be found on our Website. Information on ASML’s Website is not incorporated into, and does not form a part of, this Statutory Annual Report.

Our Business Model

For our business strategy, see “Management Board Report - Business Strategy”.

Our business model is derived from our “value of ownership” concept which is based on the following principles:

•

Offering ongoing improvements of throughput, imaging and overlay by introducing advanced technology based modular platforms, advanced applications and Holistic Lithography solutions outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	Providing customer services that ensure efficient installation and maintenance, superior support and training to optimize manufacturing processes of our customers;
•	Enhancing the capabilities of the installed base of our customers through ongoing field upgrades on throughput, imaging and overlay, based on further technology developments;
•	Reducing the cycle time between a customer’s order of a system and the use of that system in volume production; and
•	Providing refurbishing services that effectively increase residual value by extending the life of equipment.

To be able to execute our business model we seek to:

•

Maintain appropriate levels of R&D to offer the most advanced technology suitable for enhancing/following Moore’s Law, as well as achieving high-throughput and low-cost volume production at the earliest possible date;

•	Be able to attract, train, retain and motivate highly qualified, skilled and educated employees;
•	Improve the availability of our installed system base; and
•	Expand operational flexibility in R&D and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies.

Manufacturing, Logistics and Suppliers

The execution of our business model is supported by outsourcing production of a significant part of components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise subassembly and testing of certain modules and the final assembly and fine tuning/ testing of a complete system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities are performed in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both the United States, in Pyeongtaek, South Korea and in Linkou, Taiwan. We procure system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and on-time delivery. We jointly operate a strategy with suppliers known as “value sourcing”, which is based on competitive performance. The essence of value sourcing is to maintain a supply base that is world class and globally competitive and present.

Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology and total costs.

Our value sourcing strategy is based on the following strategic principles:

•	Maintaining long-term relationships with our suppliers;
•	Sharing risks and rewards with our suppliers;
•	Dual sourcing of knowledge, globally, together with our suppliers; and
•	Single sourcing of products, where possible or required.

Zeiss is our single supplier of lenses, mirrors, collectors and other optical components. In 2014, 26.3 percent of our aggregate cost of sales were purchased from Zeiss (2013: 26.2 percent).

ASML STATUTORY REPORT 2014	44

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components included in our systems and of collectors included in our EUV sources. The expansion of this production capacity may increase their lead-time. From time to time, the number of systems we are able to produce may be limited by the capacity of Zeiss. In 2014 our production was not limited by the deliveries from Zeiss.

Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and subsequent years. These agreements define a framework in all areas of our business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

Pursuant to these agreements, ASML and Zeiss have agreed to continue their strategic alliance until either party provides at least three years notice of its intent to terminate.

In addition to Zeiss, we also rely on other outside vendors for the components and subassemblies used in our systems and sources, each of which is obtained from a limited number of suppliers many of whom have almost exclusive competences in their respective industries.

See also “Management Board Report - Risk Factors - The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components”.

We have a flexible labor model with a mix of fixed and flexible contracted labor throughout all departments and facilities in Veldhoven, the Netherlands. Our fixed contracted labor are compensated under a partly variable salary structure through ASML’s profit sharing plan. In facilities outside the Netherlands, the applicable local labor laws and regulations provide sufficient flexibility. This reinforces our ability to adapt more quickly to the semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value to our customers.

Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is ultimately wholly-owned by ASML Holding N.V., are ASML Netherlands B.V., ASML Systems B.V., ASML Hong Kong Ltd. and ASML US Inc.

See Note 28 to our Consolidated Financial Statements for a list of our main subsidiaries.

ASML STATUTORY REPORT 2014	45

ASML Operations Update

The following table presents the key performance indicators used by our BoM and senior management to regularly measure performance. The figures in the table below are based on US GAAP.

Year ended December 31 (in millions)	2014 EUR		%[1]	2013 EUR	%[1]

Sales
Net sales	5,856.3			5,245.3
Increase (decrease) in net sales (%)	11.6			10.9
Net system sales	4,242.8			3,993.1
Net service and field option sales	1,613.5			1,252.2
Sales of systems (in units)	136			157
ASP of total system sales	31.2			25.4
ASP of new system sales	35.6			27.4
ASP of used system sales	5.8			6.9
Value of systems backlog	2,772.4	[2]		1,953.3
Systems backlog (in units)	82	[2]		56
ASP of systems backlog	33.8	[2]		34.9
ASP of systems backlog (New)	42.0	[2]		41.4
ASP of systems backlog (Used)	4.7	[2]		4.7
Immersion systems recognized (in units)[3]	76			77
NXE:3300B systems recognized (in units)	5			1
Profitability
Gross profit	2,596.4		44.3	2,177.2	41.5
Income from operations	1,282.2		21.9	1,047.9	20.0
Net income	1,196.6		20.4	1,015.5	19.4
Liquidity
Cash and cash equivalents	2,419.5			2,330.7
Short-term investments	334.9			679.9
Operating cash flow	1,025.2			1,054.2

1	As a percentage of net sales.
2	Our systems backlog and net bookings include sales orders for which written authorizations have been accepted and shipment and/or revenue recognition is expected within 12 months. As of 2014 we also include EUV in our backlog starting with our NXE:3350B systems. As a result, two NXE:3350B systems are now included in our systems backlog and net bookings. Before 2014, our systems backlog and net bookings include only sales orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned. This change has no impact on the comparative figures.
3	Included in the total number of immersion systems recognized in 2014 are 48 units of our most advanced immersion technology NXT:1970Ci systems (2013: 4).

The Consolidated Financial Statements included in this Statutory Annual Report are based on IFRS-EU, therefore, the results of operations analysis set out in the remainder of this paragraph are based on IFRS-EU. For a detailed explanation of the differences between US GAAP and IFRS-EU, we refer to pages 53 and 54.

Results of Operations

Set forth below are our Consolidated Statement of Profit or Loss data for the two years ended December 31, 2014 and 2013:

Year ended December 31 (in millions)	2014 EUR	2013 EUR

Total net sales	5,856.3	5,245.3
Cost of sales	(3,358.9)	(3,159.3)
Gross profit	2,497.4	2,086.0
Other income	81.0	64.4
Research and development costs	(735.9)	(564.0)
Selling, general and administrative costs	(318.7)	(311.3)
Operating income	1,523.8	1,275.1
Interest and other, net	2.6	(18.8)
Income before income taxes	1,526.4	1,256.3
Provision for income taxes	(108.1)	(62.5)
Net income	1,418.3	1,193.8

ASML STATUTORY REPORT 2014	46

The following table shows a summary of net sales, units sold, gross profit and ASP data for the years ended December 31, 2014 and 2013:

Year ended December 31 (in millions EUR, unless otherwise indicated)	2014	2013

Net sales	5,856.3	5,245.3
Net system sales	4,242.8	3,993.1
Net service and field option sales	1,613.5	1,252.2
Total sales of systems (in units)	136	157
Total sales of new systems (in units)	116	142
Total sales of used systems (in units)	20	15
Gross profit as a percentage of net sales	42.6	39.8
ASP of system sales	31.2	25.4
ASP of new system sales	35.6	27.4
ASP of used system sales	5.8	6.9

Sales

Net sales increased by EUR 611.0 million, or 11.6 percent, to EUR 5,856.3 million in 2014 from EUR 5,245.3 million in 2013, mainly driven by the increase in net service and field option sales of EUR 361.3 million, or 28.9 percent to EUR 1,613.5 million in 2014 from EUR 1,252.2 million in 2013. The increase in net service and field option sales is mainly caused by:

•	The full-year effect of Cymer in 2014, whereas 2013 only includes Cymer for seven months; and
•	Holistic Lithography increased through the sales of integrated metrology and feedback loop technology.

The increase in net system sales of EUR 249.7 million, or 6.3 percent, to EUR 4,242.8 million in 2014 from EUR 3,993.1 million in 2013 is caused by higher NXE:3300B system sales.

The increase of the ASP of our systems sold can mainly be explained by the ASP of our new systems sold which increased to EUR 35.6 million in 2014 from EUR 27.4 million in 2013, which was the result of a shift in the mix of systems sold towards more high-end system types (NXE:3300B and NXT:1970Ci systems) in 2014 compared to 2013.

Gross profit increased by EUR 411.4 million, or 19.7 percent, to EUR 2,497.4 million in 2014 from EUR 2,086.0 million in 2013. The increase in gross profit was mainly driven by:

•	The full-year effect of Cymer in 2014, whereas 2013 only includes Cymer for seven months;
•	Holistic Lithography increased through the sales of integrated metrology and feedback loop technology; and
•	2014 Includes lower one-off purchase price accounting adjustments related to Cymer.

Gross profit as a percentage of net sales increased from 39.8 percent in 2013 to 42.6 percent in 2014, for the same reasons as gross profit increased, partly offset by higher EUV sales (which currently do not contribute to gross profit).

Other Income

Other income consists of contributions for R&D programs under the NRE funding arrangements from certain Participating Customers in the CCIP and amounted to EUR 81.0 million for 2014 (2013: EUR 64.4 million).

Research and Development Costs

R&D investments of EUR 1,081.1 million (2013: EUR 887.7 million), comprise of R&D costs (including net development costs not eligible for capitalization), net of credits, of EUR 735.9 million (2013: EUR 564.0 million) and capitalization of development expenditures of EUR 345.2 million (2013: EUR 323.7 million) were significantly higher than in 2013. Overall R&D investments increased mainly due to the acceleration of certain R&D programs, primarily EUV and next-generation immersion. In addition, 2013 only includes Cymer for seven months, whereas 2014 includes Cymer for the full year.

Selling, General and Administrative costs

SG&A costs increased by EUR 7.4 million, or 2.4 percent, to EUR 318.7 million in 2014, from EUR 311.3 million in 2013. This increase was mainly driven by the full-year effect of Cymer in 2014, whereas 2013 only includes Cymer for seven months.

Interest and Other, Net

Interest and other, net increased by EUR 21.4 million to a gain of EUR 2.6 in 2014 compared to 2013. In 2013 interest and other, net included a loss on the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017.

ASML STATUTORY REPORT 2014	47

Income Taxes

The effective tax rate increased to 7.1 percent of income before income taxes in 2014 compared to 5.0 percent in 2013. In 2014 the tax rate was favorably impacted by settling agreements entered into by ASML Netherlands B.V. and Cymer LLC., prior to our acquisition of Cymer in 2013, at different tax rates. In 2013, we recognized a gain as a result of the accounting for business combinations Cymer. This gain is not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate in 2013.

Net Income

Net income in 2014 amounted to EUR 1,418.3 million, or 24.2 percent of net sales, representing EUR 3.24 basic net income per ordinary share, compared with net income in 2013 of EUR 1,193.8 million, or 22.8 percent of net sales, representing EUR 2.78 basic net income per ordinary share.

Liquidity

Our cash and cash equivalents increased to EUR 2,419.5 million as of December 31, 2014 from EUR 2,330.7 million as of December 31, 2013 and our short-term investments decreased to EUR 334.9 million as of December 31, 2014 from EUR 679.9 million as of December 31, 2013.

We generated net cash provided by operating activities of EUR 1,374.3 million and EUR 1,381.0 million in 2014 and 2013 respectively. Lower net cash provided by operating activities in 2014 compared to 2013 relates to increased working capital, which is mainly due to a decrease in accounts payable.

We used EUR 361.3 million for investing activities in 2014 and EUR 692.0 million in 2013. In 2014, our investing activities mainly related to the purchase of property, plant and equipment of EUR 358.3 million, mainly for the construction of our EUV production facilities in Veldhoven, the Netherlands. This was offset by the decrease of short-term investments, mainly in Dutch Treasury Certificates and deposits with the Dutch government, of EUR 345.0 million. In 2013, our investing activities mainly related to the cash consideration paid for the acquisition of Cymer of EUR 443.7 million and the purchase of property, plant and equipment of EUR 210.8 million, mainly related to further expansion of our EUV production facilities. This was to a large extent offset by the decrease of short-term investments, mainly in Dutch Treasury Certificates and deposits with the Dutch government, of EUR 290.2 million.

Net cash used in financing activities was EUR 932.4 million in 2014 compared with net cash used in financing activities of EUR 116.3 million in 2013. In 2014, net cash used in financing activities included a cash outflow of EUR 700.0 million for our regular share buyback program and our annual dividend payment of EUR 268.0 million, slightly offset by EUR 39.7 million net proceeds from issuance of shares in connection with the exercise and purchase of employee stock and stock options. In 2013, net cash used in financing activities included the net cash proceeds of EUR 740.4 million from our notes offering and net cash proceeds of EUR 31.8 million from the issuance of shares in connection with the exercise and purchase of employee stock options, mainly offset by net cash outflows of EUR 368.3 million for our notes tender offer and unwinding of related interest rate swaps, EUR 300.0 million for our regular share buyback program and EUR 216.1 million for our annual dividend payment.

Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2014 of EUR 2,419.5 million, short-term investments as of December 31, 2014 of EUR 334.9 million and available credit facilities as of December 31, 2014 of EUR 700.0 million. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and with the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are denominated in euros.

Our available credit facility consists of a EUR 700.0 million committed revolving credit facility from a group of banks that will mature in 2018. The credit facility contains a restrictive covenant that requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. At the end of 2014, we were in compliance with the covenant. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under the credit facility as of December 31, 2014.

We have repayment obligations in 2017, amounting to EUR 238.2 million and in 2023, amounting to EUR 750.0 million, both relating to our Eurobonds.

ASML STATUTORY REPORT 2014	48

ASML seeks to ensure that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and its borrowing capability, will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our expected capital expenditures in 2015. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

See Notes 6, 18, 19, 20 and 21 to our Consolidated Financial Statements.

Trend Information

In EUV, we have made significant progress and we have met the 500-wafer-per-day target that our customers set for us in 2014 as we have now demonstrated these productivity levels at multiple customers over multiple days. We also demonstrated source power at 100 Watts with 96 percent die yield, a key factor to get to the productivity levels that our customers need for volume production. Our 2015 productivity target remains at 1,000 wafers per day and importantly for our customers and for our EUV program, we received the first 2 orders for our fourth-generation NXE:3350B systems, the first of which is planned for shipment mid-year 2015. In addition, two NXE:3300B systems already delivered will be upgraded to NXE:3350B performance.

Looking ahead to the first half of 2015 for DUV, we expect both our sales to the Memory segment and our service and field option business to continue to be strong and sales to the logic segment to increase from the second half year of 2014 to the first half year of 2015.

The following table sets forth our systems backlog as of December 31, 2014 and 2013.

Year ended December 31 (in millions EUR, unless otherwise indicated)	2014	[1]	2013

New systems backlog (in units)	64		46
Used systems backlog (in units)	18		10
Total systems backlog (in units)	82		56
Value of new systems backlog	2,687.0		1,906.2
Value of used systems backlog	85.4		47.1
Total value of systems backlog	2,772.4		1,953.3
ASP of new systems backlog	42.0		41.4
ASP of used systems backlog	4.7		4.7
ASP of total systems backlog	33.8		34.9

1	Our systems backlog and net bookings include sales orders for which written authorizations have been accepted and shipment and/or revenue recognition is expected within 12 months. As of 2014 we also include EUV in our backlog starting with our NXE:3350B systems. As a result, two NXE:3350B systems are now included in our systems backlog and net bookings. Before 2014, our systems backlog and net bookings include only sales orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned. This change has no impact on the comparative figures.

Outlook

Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

For the first quarter of 2015, we expect net sales of around EUR 1.6 billion and other income of about EUR 20 million, which consists of contributions from participants of the CCIP.

On January 21, 2015 we announced a new share buyback program, to be executed within the 2015-2016 timeframe. As part of this program, we intend to purchase up to EUR 750 million of shares which we intend to cancel upon repurchase. In addition, we intend to purchase as part of this program up to 3.3 million shares to cover employee stock and stock option plans. This buyback program will start on January 22, 2015, and at current share price these intended repurchases represent a total value of approximately EUR 1 billion.

ASML STATUTORY REPORT 2014	49

Customer Co-Investment Program

Overview

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the CCIP consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML entered into NRE Funding Agreements with the Participating Customers.

Development 450mm silicon wafer technology

As previously disclosed, in November 2013, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We have agreed with Intel that the 450mm NRE funding will be applied to other lithography projects, including generic developments applicable to both 300mm and 450mm. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm.

In addition to the funding commitments described above, the Participating Customers have invested in 96,566,077 of our ordinary shares, the proceeds of which, totalling EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a synthetic share buyback executed in November 2012. For further information regarding the synthetic share buyback, see Note 19 to our Financial Statements.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE Funding Agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 62,977,877 of our ordinary shares. A description of the shareholders agreement and NRE Funding Agreements between ASML and Intel is set out below. The shareholders agreements and the NRE Funding Agreements between ASML and the other program participants - TSMC (which acquired 20,992,625 of our ordinary shares and made an EUR 276 million funding commitment) and Samsung (which acquired 12,595,575 of our ordinary shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreement

Pursuant to the Intel Investment Agreement between ASML and Intel, dated July 9, 2012, ASML agreed to issue to a foundation established for the Intel Stichting ordinary shares equal to 15 percent of ASML’s issued ordinary shares; the Intel Stichting issued to Intel depositary receipts representing the ordinary shares. The subscription price for the ordinary shares issued to Intel was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of our shares listed at Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Under the Intel Investment Agreement, ASML has agreed to indemnify Intel, and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

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Shareholder Agreement

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a Shareholder Agreement which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

Voting Restrictions

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the BoM as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the “Standstill Period”), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restriction”). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a Shareholder Agreement Termination Event.

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the CCIP) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other Participating Customers) (ii) the date of notification to ASML by Participating Customers that the aggregate amount of ASML’s outstanding shares owned by Intel and the other Participating Customers represents less than 5 percent of ASML’s outstanding shares and (iii) a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case Intel would acquire ASML shares within 18 months after an event described under (i) or (ii) above, any ASML shares held by Intel in excess of 4.99 percent of the outstanding shares of ASML must be transferred to (and held by) the Intel Stichting.

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE Funding Agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or Management Board, except in limited circumstances.

ASML STATUTORY REPORT 2014	51

In addition, Intel may not (even after the Lock-Up Restriction has ended), without written consent of ASML, transfer on Euronext Amsterdam, NASDAQ or another securities exchange more than (i) in respect of Intel, 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC); the foregoing restriction does not apply to block trades or underwritten offerings. There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions where the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of our shares listed at Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (iv) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements pursuant to which Intel has agreed to fund certain of ASML’s R&D costs and project expenditures. One agreement relates to the Intel 450mm NRE Funding Agreement and the other relates to the Intel EUV NRE Funding Agreement (together the Intel NRE Funding Agreements). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreements (2013-2017). Under the agreements, ASML retains sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV), then the parties may agree on an alternative development project. If no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant Intel NRE Funding Agreement.

The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the Intel NRE Funding Agreements.

Remuneration of the Supervisory Board

In accordance with the Dutch Corporate Governance Code, the Supervisory Board remuneration is not dependent on the financial results of ASML. No member of the Supervisory Board personally maintains a business relationship with ASML other than as a member of the Supervisory Board. Furthermore, the Supervisory Board does not receive benefits upon termination of employment. The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval. For more details regarding the remuneration of the Supervisory Board we refer to Note 31 to our Consolidated Financial Statements.

Remuneration of the Board of Management

The remuneration of the individual members of the BoM is determined by the Supervisory Board based on the advice of the Remuneration Committee of the Supervisory Board. For more details regarding the remuneration of the BoM, we refer to the Corporate Governance Paragraph and Note 31 to our Consolidated Financial Statements.

Corporate Governance

ASML continuously monitors and assesses applicable Dutch, U.S., and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Code, as ASML is registered in the Netherlands and is listed on Euronext Amsterdam. For more details we refer to the Corporate Governance Paragraph.

ASML STATUTORY REPORT 2014	52

Directors’ Responsibility Statement

The Directors’ Responsibility Statement is included in this report on pages 55 and 56.

2014 Corporate Responsibility Report

More than delivering strong financial performance, we want to create long-term value for our stakeholders and for society as a whole. To this end, we identify and manage non-financial developments that are material to our business and performance. Investing in these non-financial or CR themes is a prerequisite for our long-term business continuity and success. We believe that we can significantly enhance our long-term performance if we successfully manage the risks associated with these developments and seize the opportunities they offer.

In 2014, we moved CR higher on our business agenda. We have further developed our new CR strategy and policy that formulates our ambitions for the period 2015-2020. It sets out the main non-financial, social and environmental impact areas and most significant indicators we will use to measure our progress. We believe this is an important step towards further aligning our CR objectives with our business strategy and a significant step towards integrating financial and non-financial reporting.

To celebrate our company’s 30th anniversary on April 1, 2014 we launched ‘30 for Change’, a global initiative with the ASML Foundation to support 29 projects reflecting ASML’s diversity and empowering underprivileged youth through education. Our employees worldwide worked together in submitting, selecting and raising funds for the charity projects. These projects strengthen our bonds with the community but at the same time contribute to employee involvement and our need to have access to the largest possible pool of technical talent.

The 2014 CR Report describes our CR strategy, achievements and contributions to sustainable business practices. The 2014 CR Report can be found on our Website. Information on ASML’s Website is not incorporated into, and does not form a part of, this Statutory Annual Report.

Annual Report on Form 20-F and Statutory Annual Report

General

ASML prepares two sets of Financial Statements, one based on US GAAP and one based on Dutch law and IFRS-EU. By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS-EU as from January 1, 2005.

The Consolidated Financial Statements included in this Statutory Annual Report are based on IFRS-EU. For internal and external reporting purposes, ASML follows US GAAP, which is ASML’s primary accounting standard for setting financial and operational performance targets.

ASML’s Annual Report on Form 20-F, which is based on US GAAP, may contain additional information next to its Statutory Annual Report. The Annual Report on Form 20-F, the US GAAP quarterly press releases (including summary US GAAP and IFRS-EU Consolidated Financial Statements), the Statutory Interim Report and the Statutory Annual Report are available on ASML’s Website. For the periods presented in this Statutory Annual Report, the main differences between IFRS-EU and US GAAP for ASML relate to the following:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Net income based on US GAAP	1,196,640	1,015,490
Development expenditures	194,378	188,972
Share-based payments	4,951	4,029
Income taxes	22,351	(14,647)
Net income based on IFRS-EU	1,418,320	1,193,844

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As of December 31 (in thousands)	2014 EUR	2013 EUR

Shareholders equity under US GAAP	7,512,590	6,922,427
Development expenditures	792,112	582,614
Share-based payments	20,979	27,038
Income taxes	40,249	12,716

Equity under IFRS-EU	8,365,930	7,544,795

Development Expenditures

Under US GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.

Share-based Payments

Under US GAAP, ASML applies ASC 718 “Compensation - Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under US GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and shares granted to its employees. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Income Taxes

Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, “Income Taxes”. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

2014 Statutory Interim Report

On July 16, 2014 we published our Statutory Interim Report for the six-month period ended June 29, 2014. This report includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, an Interim Management Board Report and a Managing Directors’ Statement. The Statutory Interim Report comprises regulated information within the meaning of the Dutch FMSA.

The Board of Management,

Veldhoven, February 10, 2015

ASML STATUTORY REPORT 2014	54

Directors’ Responsibility Statement

Managing Directors’ Statement (EU Transparency Directive)

The Board of Management hereby declares that, to the best of its knowledge, the Financial Statements prepared in accordance with IFRS-EU and Part 9 of Book 2 of the Dutch Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the management report includes a fair review concerning the position, as per the statement of financial position date, the development and performance of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties that they face.

In Control Statement (Dutch Corporate Governance Code)

As the Board of Management of ASML Holding N.V., we hereby state that we are responsible for the design, implementation and operation of ASML’s internal risk management and control systems. The purpose of these systems is to adequately and effectively manage the significant risks to which ASML is exposed. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute assurance that material errors, losses, fraud and the violation of laws or regulations will not occur.

Financial Reporting Risks

To comply with our duties in the area of internal risk management and control systems with respect to financial reporting risks, we use various measures including but not limited to:

•	Monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	Semi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	Monthly and quarterly financial reporting to the Board of Management and ASML’s senior management;
•

Letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm that for their responsible area based upon their knowledge (i) an effective system of internal controls and procedures is maintained and (ii) the financial reports fairly present the financial position, results and cash flows;

•	Assessments by ASML’s Disclosure Committee with respect to the timely review, disclosure, and evaluation of periodic (financial) reports;
•	Assessments by ASML’s Disclosure Committee with respect to internal controls in light of among others the requirements under the Sarbanes-Oxley Act and the Dutch Corporate Governance Code;
•	Discussions on management letters and audit reports provided by ASML’s internal and external auditors within our Board of Management and Supervisory Board;
•	Quarterly review of key operational risk areas by the CRSB;
•	ASML’s Code of Conduct and Business Principles, our guidelines on ethical business conduct;
•	ASML’s procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature, the Reporting Procedure; and;
•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.

We acknowledge the importance of internal control and risk management systems. Additionally, ASML is required to properly manage internal controls over financial reporting, per section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of ASML’s CEO and CFO, ASML’s management conducts an annual evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Outcomes of the annual assessment, periodical updates, as well as significant changes and improvements, are regularly reported to and discussed with ASML’s Audit Committee and external auditors. The Audit Committee reports about these subjects to the Supervisory Board on a regular basis. In addition, once a year, the Board of Management discusses the implementation of this internal control framework, as well as significant changes and major improvements in internal controls, with the Audit Committee and the full Supervisory Board.

ASML STATUTORY REPORT 2014	55

Summary

Based on the outcome of the above-mentioned measures and to the best of its knowledge and belief, the Board of Management states that:

1.	The above-mentioned measures provide a reasonable level of assurance that the Financial Statements as of and for the year ended December 31, 2014 fairly present in all material respects the financial position, results and cash flows of ASML and that ASML’s Financial Statements as of and for the year ended December 31, 2014 do not contain any material inaccuracy;
2.	The internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and have worked adequately in 2014; and
3.	There are no indications that ASML’s internal controls over financial reporting will not operate effectively in 2015.

ASML’s Board of Management is currently not aware of any significant change in ASML’s internal control over financial reporting that occurred during 2014 that has materially affected, or is reasonably likely to materially affect, ASML’s effectiveness of internal control over financial reporting.

Operational/Strategic Risks and Legal and Regulatory Risks

To comply with our duties in the area of internal risk management and control systems with respect to operational/ strategic risks and legal and regulatory risks, we use various measures among which:

•	Strategic evaluations of ASML’s business by the Board of Management in consultation with the Supervisory Board;
•	Semi-annual senior management meetings, which are conducted to assess ASML’s corporate initiatives which are launched in order to execute ASML’s strategy;
•	Monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	Semi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	Monthly and quarterly financial reporting to the Board of Management and ASML’s senior management;
•

Letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm their responsibility for assessing business risks and ensuring appropriate risk mitigation for their responsible area based upon their knowledge;

•	Quarterly review of key operational risk areas by the CRSB;
•	ASML’s Code of Conduct and Business Principles, our guidelines on ethical business conduct;
•	ASML’s procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature, the Reporting Procedure; and;
•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.

The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For more information on our risk management activities and our internal control and risk management systems, we refer to “Corporate Governance Paragraph – Board of Management - Internal Risk Management and Control Systems”. For a summary of ASML’s Risk Factors, we refer to “Management Board Report - Risk Factors”.

The Board of Management,

Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management

Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management

Frits J. van Hout, Executive Vice President and Chief Program Officer

Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer

Wolfgang U. Nickl. Executive Vice President and Chief Financial Officer

Veldhoven, February 10, 2015

ASML STATUTORY REPORT 2014	56

Consolidated Financial Statements

ASML STATUTORY REPORT 2014	57

ASML STATUTORY REPORT 2014	58

Consolidated Financial Statements

60	Consolidated Statement of Profit or Loss

61	Consolidated Statement of Comprehensive Income

62	Consolidated Statement of Financial Position

63	Consolidated Statement of Changes in Equity

64	Consolidated Statement of Cash Flows

65	Notes to the Consolidated Financial Statements

ASML STATUTORY REPORT 2014	59

Consolidated Statement of Profit or Loss

Notes	Year ended December 31 (in thousands, except per share data)	2014 EUR	2013 EUR

29	Net system sales	4,242,790	3,993,129
	Net service and field option sales	1,613,487	1,252,197

29	Total net sales	5,856,277	5,245,326
	Cost of system sales	(2,434,516)	(2,324,903)
	Cost of service and field option sales	(924,391)	(834,443)

30	Total cost of sales	(3,358,907)	(3,159,346)

	Gross profit	2,497,370	2,085,980
36	Other income	81,006	64,456
30, 32	Research and development costs	(735,947)	(563,965)
30	Selling, general and administrative costs	(318,672)	(311,335)

	Operating income	1,523,757	1,275,136
33	Finance income	14,526	9,187
33	Finance costs	(11,913)	(28,010)

	Income before income taxes	1,526,370	1,256,313
27	Provision for income taxes	(108,050)	(62,469)

	Net income	1,418,320	1,193,844
8	Basic net income per ordinary share	3.24	2.78
8	Diluted net income per ordinary share[1]	3.23	2.75
	Number of ordinary shares used in computing per share amounts (in thousands)
8	Basic	437,142	429,770
8	Diluted[1]	439,693	433,446

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML STATUTORY REPORT 2014	60

Consolidated Statement of Comprehensive Income

Notes	Year ended December 31 (in thousands)	2014 EUR	2013 EUR

	Net income	1,418,320	1,193,844

	Other comprehensive income:
	Foreign currency translation, net of taxes:
19	Gain (loss) on foreign currency translation	254,459	(122,000)

	Financial instruments, net of taxes:
6,19	Gain (loss) on derivative financial instruments	17,375	(5,370)
6,19	Transfers to net income	6,691	(2,276)

	Other comprehensive income, net of taxes[1]	278,525	(129,646)

	Total comprehensive income, net of taxes	1,696,845	1,064,198
	Attributable to equity holders	1,696,845	1,064,198

1	All items in accumulated other comprehensive income as at December 31, 2014, comprising of the hedging reserve of EUR 11.9 million gains (2013: EUR 12.2 million losses) and the currency translation reserve of EUR 18.9 million gains (2013: EUR 214.0 million losses), will be reclassified subsequently to profit or loss when specific conditions are met.

ASML STATUTORY REPORT 2014	61

Consolidated Statement of Financial Position

(Before appropriation of net income)

Notes	As of December 31 (in thousands)	2014 EUR	2013 EUR

	Assets
9	Property, plant and equipment	1,447,523	1,217,840
10	Goodwill	2,378,421	2,111,296
11	Other intangible assets	1,670,098	1,375,572
27	Deferred tax assets	142,746	302,724
16	Finance receivables	55,261	46,017
13	Derivative financial instruments	115,546	30,777
14	Other assets	329,274	263,353

	Total non-current assets	6,138,869	5,347,579

15	Inventories	2,549,837	2,393,022
27	Current tax assets	43,876	32,333
13	Derivative financial instruments	38,257	40,843
16	Finance receivables	196,087	250,472
17	Accounts receivable	1,052,504	878,321
14	Other assets	293,630	250,217
18	Short-term investments	334,864	679,884
18	Cash and cash equivalents	2,419,487	2,330,694

	Total current assets	6,928,542	6,855,786

	Total assets	13,067,411	12,203,365

	Equity and liabilities

19	Equity	8,365,930	7,544,795

20	Long-term debt	1,149,876	1,065,756
13	Derivative financial instruments	2,808	2,608
27	Deferred and other tax liabilities	249,369	439,885
22	Provisions	3,638	4,620
23	Accrued and other liabilities	408,847	280,534

	Total non-current liabilities	1,814,538	1,793,403

22	Provisions	2,354	2,227
13	Derivative financial instruments	64,947	9,044
20	Current portion of long-term debt	4,261	4,385
27	Current tax liabilities	36,293	15,803
23	Accrued and other liabilities	2,282,852	2,207,838
	Accounts payable	496,236	625,870

	Total current liabilities	2,886,943	2,865,167

	Total equity and liabilities	13,067,411	12,203,365

ASML STATUTORY REPORT 2014	62

Consolidated Statement of Changes in Equity

(Before appropriation of net income)

		Issued and Outstanding Shares			Treasury
				Share	Shares	Retained	Other	Net
		Number[1]	Amount	Premium	at Cost	Earnings	Reserves[2]	Income	Total
Notes	(in thousands)		EUR	EUR	EUR	EUR	EUR	EUR	EUR

	Balance at January 1, 2013	407,165	37,786	932,968	(465,848	2,341,048	349,901	1,302,347	4,498,202

	Appropriation of net income	-	-	-	-	1,302,347	-	(1,302,347)	-

	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,193,844	1,193,844
19	Foreign currency translation	-	-	-	-	-	(122,000)	-	(122,000)
6,19	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,646)	-	(7,646)
	Total comprehensive income	-	-	-	-	-	(129,646)	1,193,844	1,064,198

	CCIP:
19,36	Fair value differences[3]	-	-	20,956	-	-	-	-	20,956

19	Purchase of treasury shares	(4,614)	-	-	(300,000)	-	-	-	(300,000)
19	Cancellation of treasury shares	-	(854)	-	349,261	(348,407)	-	-	-
24,30,31	Share-based payments[4]	-	-	116,821	-	-	-	-	116,821
24,30	Issuance of shares[5]	38,301	3,282	2,312,360	50,805	(5,744)	-	-	2,360,703
19	Dividend paid	-	-	-	-	(216,085)	-	-	(216,085)
19	Development expenditures	-	-	-	-	(231,523)	231,523	-	-

	Balance at December 31, 2013	440,852	40,214	3,383,105	(365,782)	2,841,636	451,778	1,193,844	7,544,795

	Appropriation of net income	-	-	-	-	1,193,844	-	(1,193,844)	-

	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,418,320	1,418,320
19	Foreign currency translation	-	-	-	-	-	254,459	-	254,459
6,19	Gain on financial instruments, net of taxes	-	-	-	-	-	24,066	-	24,066
	Total comprehensive income	-	-	-	-	-	278,525	1,418,320	1,696,845

	CCIP:
19,36	Fair value differences[3]	-	-	28,086	-	-	-	-	28,086

19	Purchase of treasury shares	(9,981)	-	-	(700,000)	-	-	-	(700,000)
19	Cancellation of treasury shares	-	(852)	-	610,698	(609,846)	-	-	-
24,30,31	Share-based payments	-	-	48,601	-	-	-	-	48,601
24,30	Issuance of shares	2,064	64	(3,236)	65,641	(46,904)	-	-	15,565
19	Dividend paid	-	-	-	-	(267,962)	-	-	(267,962)
19	Development expenditures	-	-	-	-	(246,743)	246,743	-	-

	Balance at December 31, 2014	432,935	39,426	3,456,556	(389,443)	2,864,025	977,046	1,418,320	8,365,930

1	As of December 31, 2014, the number of issued shares was 438,073,643. This includes the number of issued and outstanding shares of 432,935,288 and the number of treasury shares of 5,138,355. As of December 31, 2013, the number of issued shares was 446,822,452. This includes the number of issued and outstanding shares of 440,852,334 and the number of treasury shares of 5,970,1 18. As of December 31, 2012, the number of issued shares was 419,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246.
2	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See Note 19.
3	In 2014, EUR 28.1 million (2013: EUR 21.0 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).
4	Share-based payments include an amount of EUR 66.1 million in relation to the fair value compensation of unvested equity awards exchanged as part of acquisition of Cymer.
5	Issuance of shares includes 36,464,576 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,346.7 million.

ASML STATUTORY REPORT 2014	63

Consolidated Statement of Cash Flows

Notes	Year ended December 31 (in thousands)	2014 EUR	2013 EUR

	Cash Flows from Operating Activities
	Net income	1,418,320	1,193,844

	Adjustments to reconcile net income to net cash flows from operating activities:
9, 11	Depreciation and amortization	353,059	320,924
9, 11	Impairment	10,528	13,057
9	Loss on disposal of property, plant and equipment[1]	3,502	2,823
24, 31	Share-based payments	55,695	47,422
17	Allowance for doubtful receivables	133	1,062
15	Allowance for obsolete inventory	162,821	164,852
27	Deferred income taxes	(30,096)	26,018
	Changes in assets and liabilities:
17	Accounts receivable	(164,850)	(192,149)
16	Finance receivables	51,132	9,277
15	Inventories[1,2]	(293,404)	(521,110)
14	Other assets	(104,658)	(17,400)
22, 23	Accrued and other liabilities	36,524	(57,282)
	Accounts payable	(136,192)	321,486
27	Current income taxes	11,822	68,131

	Net cash provided by operating activities	1,374,336	1,380,955

	Cash Flows from Investing Activities
9	Purchase of property, plant and equipment[2]	(358,280)	(210,804)
11	Purchase of intangible assets	(348,110)	(327,672)
5, 18	Purchase of available for sale securities	(504,756)	(904,856)
5, 18	Maturity of available for sale securities	849,776	1,195,031
	Acquisition of subsidiaries (net of cash acquired)	-	(443,712)	[3]

	Net cash used in investing activities	(361,370)	(692,013)

	Cash Flows from Financing Activities
19	Dividend paid	(267,962)	(216,085)
19	Purchase of shares	(700,000)	(300,000)
24, 31	Net proceeds from issuance of shares	39,679	31,822
	Net proceeds from issuance of notes	-	740,445	[4]
	Repurchase of notes	-	(368,303)	[5]
20	Repayment of debt	(4,128)	(4,100)

	Net cash used in financing activities	(932,411)	(116,221)

	Net cash flows	80,555	572,721
	Effect of changes in exchange rates on cash	8,238	(9,623)

	Net increase (decrease) in cash and cash equivalents	88,793	563,098
18	Cash and cash equivalents at beginning of the year	2,330,694	1,767,596

18	Cash and cash equivalents at end of the year	2,419,487	2,330,694

	Supplemental Disclosures of Cash Flow Information:
	Interest received	29,022	37,355
	Interest and other paid	(42,439)	(50,535)
	Income taxes paid	(124,325)	(2,278)

1	An amount of EUR 30.7 million (2013: EUR 48.2 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Statement of Cash Flows. For further details see Note 9.
2	An amount of EUR 95.5 million (2013: EUR 115.9 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Other movements include EUR 1.5 million increase (2013: EUR 12.5 million decrease), mainly relating to investments not yet paid and inceptions of finance lease arrangements. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Statement of Cash Flows. For further details see Note 9.
3	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.
4	Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the issuance of our EUR 750 million 3.375 percent senior notes due 2023.
5	Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 2017 including the partial unwinding of the related interest rate swaps.

ASML STATUTORY REPORT 2014	64

Notes to the Consolidated Financial Statements

1. General Information

ASML, with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, selling and servicing of advanced semiconductor equipment systems, exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States and Asia.

Our shares are listed for trading in the form of registered shares on NASDAQ and on Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam.

On May 30, 2013, we acquired 100 percent of the issued share capital of Cymer. Financial information presented in our Annual Report includes Cymer from May 30, 2013 onwards.

Our Financial Statements were authorized for issue by the BoM on February 10, 2015 and will be filed at the Trade Register of the Chamber of Commerce in Eindhoven, the Netherlands within eight days after adoption by the 2015 AGM.

2. Adoption of New and Revised International Financial Reporting Standards

Standards and Interpretations effective in 2014

ASML’s implementation of new Standards and Interpretations which are effective as of January 1, 2014 and had an effect on our Consolidated Financial Statements, are summarized below:

IAS 32 Amendments “Offsetting Financial Assets and Financial Liabilities” (effective for annual periods beginning on or after January 1, 2014). The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. These amendments have no material impact on our Consolidated Financial Statements.

At the date of authorization of these consolidated financial statements, the following standards and interpretations have been issued however are not yet effective and/or have not yet been adopted by the EU and have not yet been adopted by us

In July 2014, the IASB finalised the reform of financial instruments accounting and issued IFRS 9 (as revised in 2014), which will supersede IAS 39 “Financial Instruments: Recognition and Measurement” in its entirety (effective for annual periods beginning on or after January 1, 20181). Compared to IFRS 9 (as revised in 2013), the 2014 version includes limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ measurement category for simple debt instruments. It also adds the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. The completed IFRS 9 (as revised in 2014) contains the requirements for a) the classification and measurement of financial assets and financial liabilities, b) impairment methodology, and c) general hedge accounting.

IFRS 15 “Revenue from Contracts with Customers” (effective for annual periods beginning on or after January 1, 2017), was issued in May 2014. The Standard is subject to endorsement by the EU. IFRS 15 is a joint project of the IASB and the FASB, to clarify the principles for recognising revenue and to develop a common revenue standard for IFRS and US GAAP that would:

•	Remove inconsistencies and weaknesses in previous revenue requirements;
•	Provide a more robust framework for addressing revenue issues;
•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;
•	Provide more useful information to users of financial statements through improved disclosure requirements; and
•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.

We are currently in the process of determining the impact of implementing these Standards on our Consolidated (Condensed Interim) Financial Statements.

We believe that the effect of all other IFRSs not yet adopted is not expected to be material.

1)	the IASB tentatively decided that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after January 1, 2018.

ASML STATUTORY REPORT 2014	65

3. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying Consolidated Financial Statements are stated in thousands of EUR unless otherwise indicated. These Consolidated Financial Statements, prepared for statutory purposes, have been prepared in accordance with IFRS- EU. For internal and external reporting purposes, we apply US GAAP. US GAAP is our primary accounting standard for setting financial and operational performance targets.

The Consolidated Financial Statements have been prepared on historical cost convention unless stated otherwise. The principal accounting policies adopted are set out below.

Use of Estimates

The preparation of our Consolidated Financial Statements in conformity with IFRS-EU requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the Consolidated Statement of Financial Position and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates.

Basis of Consolidation

The Consolidated Financial Statements include the Financial Statements of ASML Holding N.V. and all of its subsidiaries and the SPE of which ASML is the primary beneficiary. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Subsidiaries

Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than 50 percent of the voting rights. As from the date that these criteria are met, the financial data of the relevant company are included in the consolidation.

Business Combinations

Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred at fair value, the fair value of identifiable assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e. the date at which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.

Special Purpose Entities

When we have an interest in a SPE, we shall assess whether we are the primary beneficiary of that SPE and, thus, should consolidate the SPE.

Foreign Currency Translation

The individual financial statements of each group entity are presented in their Functional Currency. For the purpose of the Consolidated Financial Statements, the results and financial position of each entity are expressed in euros, which is ASML’s Functional Currency, and the presentation currency for the Consolidated Financial Statements.

In preparing the financial statements of the individual entities, transactions in Foreign Currencies are recorded at the rates of exchange prevailing the date of the transactions. At each Consolidated Statement of Financial Position date, monetary items denominated in Foreign Currencies are translated at the rates prevailing the Consolidated Statement of Financial Position date. Non-monetary items carried at fair value that are denominated in Foreign Currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a Foreign Currency are not retranslated.

Exchange rate differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in the Consolidated Statement of Profit or Loss in the period in which they arise. Exchange rate differences arising on the translation of non-monetary items carried at fair value are recognized in the Consolidated Statement of Profit or Loss for the period except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange rate component of that gain or loss is also recognized directly in equity.

In order to hedge its exposure to certain foreign exchange rate risks, we enter into forward contracts and currency options; see below for details of our accounting policies in respect of such derivative financial instruments.

ASML STATUTORY REPORT 2014	66

For the purpose of presenting Consolidated Financial Statements, the assets and liabilities of our foreign subsidiaries (including comparatives) are expressed in euros using exchange rates prevailing on the Consolidated Statement of Financial Position date. Income and cost items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences arising are classified as equity and transferred to our currency translation reserve. Such translation differences are recognized in the Consolidated Statement of Profit or Loss in the period in which the foreign operation is disposed. Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of foreign subsidiaries and translated at closing rate.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease.

The following table presents the estimated useful lives of our property, plant and equipment:

Category	Estimated useful life

Buildings and constructions	5 - 45 years
Machinery and equipment	2 - 5 years
Leasehold improvements	5 - 10 years
Furniture, fixtures and other equipment	3 - 5 years

Land is not depreciated.

Certain costs associated with the use of software are capitalized. These costs are depreciated on a straight-line basis over the period of related benefit, which ranges primarily from three to five years.

The estimated useful lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimates accounted for on a prospective basis.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statement of Profit or Loss.

Intangible Assets

Goodwill

Goodwill represents the excess of the costs of an acquisition over the fair value of the amounts assigned to assets acquired and liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. If the Recoverable Amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. Goodwill is stated at cost less accumulated impairment losses.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Other Intangible Assets

Other intangible assets include internally-generated intangible assets, brands, intellectual property, developed technology, customer relationships, in-process R&D and other intangible assets.

ASML STATUTORY REPORT 2014	67

Internally-generated Intangible Assets - Development Expenditures

Expenditures on research activities are recognized as costs in the period in which they incur. IFRS rexquires capitalization of development expenditures provided if, and only if, certain criteria can be demonstrated.

An internally-generated intangible asset arising from our development is recognized only if we can demonstrate all of the following conditions:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	The probability that the asset created will generate future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

For certain development programs, it was not possible to separate development activities from research activities (approximately EUR 16.5 million and EUR 25.1 million for 2014 and 2013, respectively). Consequently, we are not able to reliably determine the amount of development expenditures incurred and therefore no amounts were capitalized for these programs.

Internally-generated intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to five years. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the Consolidated Statement of Profit or Loss in the period in which it is incurred.

The estimated useful lives and amortization method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

Brands, Intellectual Property, Developed Technology, Customer Relationships and Other Intangible Assets

Brands, intellectual property, developed technology, customer relationships and other intangible assets are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

In-process Research and Development

In-process R&D relate to the fair value of the technology that was in development at the time of an acquisition. In-process R&D are considered to be not yet ready for use and are therefore not amortized. At inception of amortization, the amount of in-process R&D will be reclassified to developed technology.

The following table presents the estimated useful lives of ASML’s other intangible assets:

Category	Estimated useful life

Brands	20 years
Development expenditures	1 - 5 years
Intellectual property	3 - 10 years
Developed technology	6 - 15 years
Customer relationships	8 - 18 years
Other	2 - 6 years

Impairment of Tangible and Intangible Assets Excluding Goodwill

At each Consolidated Statement of Financial Position date, we review the carrying amounts of our tangible and intangible assets (other than goodwill) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the Recoverable Amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the Recoverable Amount of an individual asset, we estimate the Recoverable Amount of the CGU to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified.

Other intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

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If the Recoverable Amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its Recoverable Amount. An impairment loss is recognized immediately in the Consolidated Statement of Profit or Loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its Recoverable Amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statement of Profit or Loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial Assets

Financial assets are classified as “Financial assets at fair value through profit or loss”, “Available-for-sale” or “Loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified at fair value through profit or loss when the financial asset is designated at fair value through profit or loss.

Available-for-Sale Financial Assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit and loss. Our available-for-sale financial assets comprise short-term investments, which consist of Dutch Treasury Certificates and deposits with the Dutch government. Our short-term investments are stated at fair value. Fair value of our short-term investments is determined in the manner described in Note 5.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the Consolidated Statement of Financial Position date. These are classified as non-current assets. Our loans and receivables comprise of accounts receivable, finance receivables, cash and cash equivalents (excluding investments in money market funds, which are classified as financial assets at fair value through profit and loss) and other non-current and current assets in the Consolidated Statement of Financial Position.

Loans and receivables are initially measured at fair value and subsequently at amortized cost using the effective interest rate method.

We assess at each Consolidated Statement of Financial Position date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Impairment of Financial Assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each Consolidated Statement of Financial Position date. Financial assets are impaired if there is objective evidence as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Financial Liabilities and Equity Instruments Issued by ASML

Financial liabilities and equity instruments issued by ASML are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Financial liabilities are either classified as financial liabilities at fair value through profit or loss or other financial liabilities. An equity instrument is any contract that evidences a residual interest in the assets of ASML after deducting all of its liabilities. Equity instruments issued by ASML are recorded at fair value, net of direct issue costs.

Financial liabilities at fair value through profit or loss are stated at fair value with any resultant gain or loss recognized in the Consolidated Statement of Profit or Loss.

Other financial liabilities (including loans, borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

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Derivative Financial Instruments and Hedging Activities

We principally use derivative financial instruments for the management of foreign currency risks and interest rate risks. We measure all derivative financial instruments based on fair values derived from market prices of the instruments. We adopt hedge accounting for hedges that are highly effective in offsetting the identified hedged risks taking into account required effectiveness criteria.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. We designate certain derivatives as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, that is attributable to a particular risk (fair value hedge); or
•	A hedge of the exposure to variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash flow hedge).

We document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedging transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 5, Note 6, Note 12 and Note 13. Movements in the hedging reserve within equity are shown in Note 19. The fair value part of a derivative financial instrument that has a remaining term of less or equal to 12 months is classified as current asset or liability. When the fair value part of a derivative financial instrument has a term of more than 12 months it is classified as non-current.

Fair Value Hedge

Changes in the fair value of a derivative financial instrument that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the Consolidated Statement of Profit or Loss. We designate foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-functional currencies.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the Consolidated Statement of Profit or Loss from that date.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the Consolidated Statement of Profit or Loss in finance costs or finance income.

Cash Flow Hedge

The effective portion of changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recognized in OCI and accumulated under the heading of the hedging reserve, in equity, until the underlying hedged transaction is recognized in the Consolidated Statement of Profit or Loss. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in OCI and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the Consolidated Statement of Profit or Loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in the Consolidated Statement of Profit or Loss.

Foreign currency hedging instruments that are being used to hedge cash flows relating to future sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the Consolidated Statement of Profit or Loss in net sales or cost of sales.

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Interest rate swaps that are being used to hedge changes in the variability of future interest payments are designated as cash flow hedges. The change in fair value is intended to offset the change in the fair value of the underlying assets, which is recorded accordingly in equity as hedging reserve. The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest receipts is recognized in the Consolidated Statement of Profit or Loss in finance income or finance costs.

Inventories

Inventories are stated at the lower of cost (first-in-first-out method) or net realizable value. The costs of inventories comprise of net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Allowances for inventory are recognized for slow-moving, obsolete or unsellable inventory. Impairment losses for inventories are determined based on the expected demand which is derived from the sales forecasts as well as the expected market value of the inventory. A new assessment of net realizable value is made in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

Accounts Receivable

Accounts receivable are measured at initial recognition at fair value and are subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful debts. An allowance for doubtful debts of accounts receivable is established when there is objective evidence that we will not be able to collect all amounts due according to original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring and default or delinquency in payments are considered indicators that the accounts receivable are impaired. The allowance recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Short-term Investments

Investments with remaining maturities longer than three months and less than one year at the date of acquisition are presented as short-term investments. The short-term investments are classified as available-for-sale securities and are stated at fair value. Gains and losses, other than impairments, interest income and foreign exchange results, are recognized in OCI until the short-term investments are derecognized. Upon derecognition, the cumulative gain or loss recognized in OCI, is recognized in the Consolidated Statements of Profit or Loss.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of income taxes, from the proceeds.

Treasury shares are deducted from equity for the consideration paid, including any directly attributable incremental costs (net of income taxes), until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects is included in equity.

Accounts Payable

Accounts payable are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

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Revenue Recognition

In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a FAT in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all contractual specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as NXE:3300B, we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer’s premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 2000 (TWINSCAN) and 2010 (EUV).

We have no significant repurchase commitments in our general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, we resell those systems to other customers. This repurchase decision is mainly driven by market demand expressed by other customers and less frequently by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2014 and 2013, ASML had no repurchase commitments.

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, service contracts and extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from service contracts and extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in net sales at time of system shipment. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer or earned. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Revenues are recognized excluding the taxes levied on sales (net basis).

In the event that an arrangement with a customer becomes onerous, we recognize a liability for the amount that the cost of settling the arrangement exceeds the amount of the contract price. Obligations resulting from the arrangement can either be constructive or contractual. When we satisfy these contracts, we utilize the related liability.

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Lease Arrangements

Our lease classifications for systems are determined on a contract-by contract basis, taking the substance and details of each lease contract into consideration.

Finance Leases

Leases where substantially all the risks and rewards incidental to ownership of an asset are transferred to the lessee are classified as finance lease arrangements. If we have offered the customer a finance lease arrangement, revenue is recognized at commencement of the lease term. The difference between the gross finance receivable and the present value of the minimum lease payments is initially recognized as unearned interest and presented as a deduction to the gross finance receivable. Interest income is recognized in the Consolidated Statement of Profit or Loss over the term of the lease contract using the effective interest method.

Operating Leases

Leases whereby all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating lease arrangements. If we have offered the customer an operating lease arrangement, the system is included in property, plant and equipment upon commencement of the lease. Revenue from operating lease arrangements is recognized in the Consolidated Statement of Profit or Loss on a straight-line basis over the term of the lease contract.

Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and service records. We calculate the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2014 and 2013, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on our Consolidated Statement of Profit or Loss and Earnings per share amounts.

The extended and enhanced (optic) warranty on our systems is accounted for as a separate element of multiple element revenue recognition transactions.

Customer Co-Investment Program

In connection with the CCIP, we entered into investment agreements, Shareholders Agreements, NRE Funding Agreements and a commercial agreement with Participating Customers.

The investment agreements, Shareholder Agreements, NRE Funding Agreements and commercial agreement are accounted for as one transaction with seperately identifiable components. The following two separate components are identified: (1) the share issuance (governed by the investment agreements and the Shareholder Agreements) and (2) the NRE funding and commercial discounts and credits (governed by the NRE Funding Agreements and the commercial agreement with Intel).

The shares issued to the Participating Customers are recorded at fair value based on quoted share prices (EUR 3,977.4 million) with the remaining aggregate arrangement consideration allocated to the NRE funding and commercial discounts and credits. The difference between the fair value of the shares and the subscription price of the shares (EUR 39.91) was recorded as a deduction from equity upon issuance of the shares (EUR 123.4 million). Equity is increased to the fair value of the shares as the portion of the NRE funding allocable to the shares is received over the NRE funding period (2013-2017). The amounts are deemed receivables from the Participating Customers in their capacity as shareholders of ASML.

A significant related party relationship exists between ASML and Intel as a result of the equity investment made by Intel as part of the CCIP. Based on the commercial discounts and credits (governed by the Commercial Agreement with Intel) and the significant related party relationship, all NRE funding from Intel will be deferred and recognized in the Consolidated Statement of Profit or Loss only when the commercial discounts and credits are earned.

In addition see also other income for further explanation on the accounting policies with respect to CCIP.

Accounting for Shipping and Handling Fees and Costs

ASML bills the customer for, and recognizes as net sales, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

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Cost of Sales

Cost of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, amortization, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve.

Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Cost of field option sales comprise direct product costs such as materials, labor, depreciation, cost of warranty, shipping and handling costs and related overhead costs.

Other Income

The portion of the NRE funding from TSMC and Samsung not allocable to the shares issued to those Participating Customers under the CCIP is recognized in other income when the R&D costs relating to lithography projects are recognized over the NRE funding period (2013-2017).

Government Grants

Government grants are not recognized until there is reasonable assurance that ASML will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that ASML should purchase, construct or otherwise acquire non-current assets are recognized as deferred income in the Consolidated Statement of Financial Position and transferred to the Consolidated Statement of Profit or Loss on a systematic and rational basis over the useful lives of the related assets.

Other government grants are recognized as income over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis. Government grants that are receivable as compensation for expenses or losses already incurred, or for the purpose of giving immediate financial support to ASML with no future related costs are recognized in the Consolidated Statement of Profit or Loss in the period in which they become receivable.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale.

Income Taxes

Income taxes represent the sum of the current tax position and deferred tax.

The current tax position is based on taxable base for the year. Taxable base differs from results as reported in the Consolidated Statement of Profit or Loss because it excludes items of income or charges that are taxable or deductible in prior or later years, for example timing differences between taxable base and financial results, and it further excludes items that are never taxable or deductible, for example permanent differences between taxable base and financial results. Our tax position is calculated using tax rates that have been enacted or substantively enacted at the Consolidated Statement of Financial Position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the Consolidated Financial Statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover or settle the carrying amount of our assets and liabilities.

Deferred tax assets and liabilities are offset on the Consolidated Statement of Financial Position when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

We recognize a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be lost.

The Consolidated Statement of Profit or Loss effect of interest and penalties relating to liabilities for uncertain tax positions are presented based on their nature, as part of interest charges and as part of SG&A costs, respectively.

Current and deferred tax are recognized as an expense or income in the Consolidated Statement of Profit or Loss, except when they relate to items credited or debited directly to OCI or directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of our interest in the net fair value of the acquired entity’s identifiable assets and liabilities incurred or assumed over the cost of the business combination.

The calculation of our tax liabilities involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. However, we believe that we have adequately provided for uncertain tax positions. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. We recognize a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be lost.

Contingencies and Litigation

In connection with proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

We accrue for legal costs related to litigation in our Consolidated Statements of Profit or Loss at the time when the related legal services are actually provided.

Share-based Payments

Compensation expenses in relation to share-based payments are recognized based upon the grant-date fair value of stock options and shares. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bond with high credit ratings and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of our shares listed at Euronext Amsterdam on the grant-date.

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The grant-date fair value of the equity-settled share-based payments is, based on the terms and conditions, expensed over the vesting period, based on our estimate of equity instruments that will eventually vest. At each Consolidated Financial Statement of Financial Position date, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the Consolidated Statements of Profit or Loss in the period in which the revision is determined, with a corresponding adjustment to equity.

Our current share-based payment plans do not provide for cash settlement of options and stock.

Retirement Benefit Costs

Contributions to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where our obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan for the following reasons:

•	ASML is affiliated to an industrywide pension fund and uses the pension scheme in common with other participating companies; and
•

Under the regulations of the pension plan, the only obligation these participating companies have towards the pension fund is to pay the annual premium liability. Participating companies are under no obligation whatsoever to pay off any deficits the pension plan may incur. Nor have they any claim to any potential surpluses.

Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows has been prepared based on the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate difference on cash and cash equivalents are shown separately in the Consolidated Statement of Cash Flows. Acquisitions of subsidiaries are presented net of cash balances acquired.

4. Business Combinations

On May 30, 2013, we concluded the acquisition of Cymer and obtained control through acquiring 100 percent of the issued share capital of Cymer, for a consideration of EUR 3.1 billion. There were no contingent consideration arrangements. The total consideration was allocated to other intangible assets of EUR 751.5 million, other net assets of EUR 295.2 million and goodwill of EUR 2,073.3 million.

Prior to the acquisition, supply and R&D arrangements existed between Cymer and ASML. These pre-existing relationships were effectively settled as a result of the acquisition in 2013. We determined that the R&D arrangement as well as the supply arrangements (excluding EUV) were at current market terms and therefore no gain or loss was recognized. We determined that the EUV supply arrangements were favorable to ASML and therefore a gain of EUR 178.4 million was recognized in cost of sales within our 2013 Consolidated Statement of Profit or Loss. This gain was recognized separately from the business combination as it is not part of the assets acquired or liabilities assumed. The approach for quantifying the favorable component to ASML of the EUV supply arrangements is based on the assessment of the prices for such light sources if the EUV supply arrangements would have been renegotiated in May 2013.

The majority of the goodwill arising on the acquisition of Cymer is attributable to the fact that we believe that the acquisition will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of EUV technology. Without the acquisition, we do not believe that Cymer would have had sufficient resources to complete the development of the EUV light source and as a result, the only way to make the EUV light source development successful without additional delay was through the acquisition of Cymer. We believe that the acquisition allows us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, thereby reducing risk and increasing development speed. Also, synergies are expected from the combination. None of the goodwill recognized is expected to be deductible for income tax purposes.

In the period between the date of acquisition and December 31, 2013, Cymer contributed EUR 178.7 million to total net sales and a loss of EUR 125.2 million to net income (including the charge of EUR 85.5 million related to the purchase price allocation adjustments).

In 2013, we incurred EUR 7.8 million transaction costs relating to the acquisition of Cymer. These costs are included in SG&A.

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5. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
•

Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis

Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

Our available-for-sale financial instruments consist of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.

The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgement.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates, discounted at a rate that reflects the credit risk of various counterparties or our own credit risk.

Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Financial Position under derivative financial instruments (within other current assets and other non-current assets) and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. For the actual aggregate carrying amount and the fair value of our Eurobonds, see Note 20.

ASML STATUTORY REPORT 2014	77

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2014 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets measured at fair value
Derivative financial instruments[1]	-	153,803	-	153,803
Money market funds[2]	426,742	-	-	426,742
Short-term investments[3]	334,864	-	-	334,864
Total	761,606	153,803	-	915,409

Liabilities measured at fair value
Derivative financial instruments[1]	-	67,755	-	67,755

Assets and Liabilities for which fair values are disclosed
Long-term debt[4]	1,139,628	-	-	1,139,628

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 6.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates.
4	Long-term debt relates to Eurobonds, further details see Note 20.

As of December 31, 2013 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets measured at fair value
Derivative financial instruments[1]	-	71,620	-	71,620
Money market funds[2]	535,000	-	-	535,000
Short-term investments[3]	304,884	375,000	-	679,884

Total	839,884	446,620	-	1,286,504

Liabilities measured at fair value
Derivative financial instruments[1]	-	11,652	-	11,652

Assets and Liabilities for which fair values are disclosed
Long-term debt[4]	1,028,238	-	-	1,028,238

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 6.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt relates to Eurobonds, further details see Note 20.

There were no transfers between levels during the years ended December 31, 2014 and December 31, 2013.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In 2014, we had no significant fair value measurements on a nonrecurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during 2014. See Notes 10 and 11 for more information.

6. Financial Risk Management

We are exposed to certain financial risks such as market risk (including foreign currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value.

Foreign Currency Risk Management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other costs are mainly denominated in euros, to a certain extent in U.S. dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts. In line with our overall risk management program we do not hedge currency translation exposures resulting from net equity investments in foreign subsidiaries.

ASML STATUTORY REPORT 2014	78

As of December 31, 2014, accumulated OCI includes EUR 16.3 million (2013: EUR 10.7 million) (net of taxes: EUR 14.5 million; 2013: EUR 9.5 million loss) representing the total anticipated gain to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted purchase transactions. All amounts are expected to be released over the next 12 months. As of December 31, 2014, no amount (2013: no amount) was included in accumulated OCI representing the total anticipated gain to be released to sales, which will be offset by the EUR equivalent of foreign currency denominated forecasted sales transactions. The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2013 and 2014, no ineffective hedge relationships were recognized.

Interest Rate Risk Management

We have interest-bearing assets and liabilities that expose us to fluctuations in market interest rates. We use interest rate swaps to align the interest-typical terms of interest-bearing liabilities with the interest-typical terms of interest-bearing assets. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobonds due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2014, these hedges were highly effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobonds were included at the same time in the Consolidated Statement of Profit or Loss as the changes in the fair value of the interest rate swaps.

Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2014, these hedges were highly effective in hedging the cash flow exposure to interest rate movements.

Financial Instruments

We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

	2014		2013
As of December 31 (in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts	1,219,894	(52,319)	986,986	8,583
Interest rate swaps	1,013,053	138,367	1,013,053	51,385

Sensitivity Analysis Financial Instruments

Foreign Currency Sensitivity

We are mainly exposed to fluctuations in exchange rates between the euro and the U.S. dollar, the euro and Taiwanese dollar and the euro and the Japanese yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes or OCI, as shown.

	2014		2013
(in thousands)	Impact on income before income taxes EUR	Impact on equity EUR	Impact on income before income taxes EUR	Impact on equity EUR

U.S. dollar	4,432	15,913	(15,608)	21,059
Japanese yen	1,516	(10,002)	183	913
Taiwanses dollar	(2,929)	-	(7,692)	-
Other currencies	(2,183)	-	(9,281)	-
Total	836	5,911	(32,398)	21,972

It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated Statement of Profit or Loss. The decreased effect on income before income taxes in 2014 compared with 2013 reflects our lower net exposure at year end 2014. The negative effect on income before income taxes as presented in the table above for 2014 is mainly attributable to timing differences between the arising and hedging of exposures.

ASML STATUTORY REPORT 2014	79

The effects of the fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions are recognized in OCI. The U.S. dollar and Japanese yen effect on OCI in 2014 compared with 2013 is the result of an decrease in outstanding purchase hedges and increase in outstanding sales hedges.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income before income taxes and OCI.

Interest Rate Sensitivity

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the Statement of Financial Position date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percentage point increase in interest rates on our income before income taxes and OCI. A positive amount indicates an increase in income before income taxes and OCI.

	2014		2013
(in thousands)	Impact on income before income taxes EUR	Impact on OCI EUR	Impact on income before income taxes EUR	Impact on OCI EUR

Effect of a 1.0 percent point increase in interest rates	17,956	941	19,969	1,183

The positive effect on income before income taxes mainly relates to our cash and cash equivalents and short-term investments. The positive effect on OCI, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.

For a 1.0 percentage point decrease in interest rates there would be a lower opposite effect on income before income taxes and OCI .

Credit Risk Management

Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.

Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and with the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, we only enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty.

Our customers consist of IC manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We take additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit or retention of ownership provisions in contracts. Retention of ownership enables us to recover the systems in the event a customer defaults on payment.

Liquidity Risk Management

Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our 2015 capital expenditures. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

ASML STATUTORY REPORT 2014	80

Our liquidity analysis of derivative financial instruments is as follows:

(in thousands)	Total EUR	Less than 1 year EUR	1-3 years EUR	3-5 years EUR	After 5 years EUR

Cash outflows
Currency contracts	1,622,531	1,622,531	-	-	-
Interest rate swaps	130,052	13,398	26,740	25,907	64,007

Cash inflows
Currency contracts	1,569,866	1,569,866	-	-	-
Interest rate swaps	269,014	39,022	78,080	50,662	101,250

For interest rate swaps included in above table the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves as at December 31, 2014.

For more information on our contractual obligations, including the liquidity analysis in relation to our borrowings, see Note 25. Additionally other financial liabilities (including trade payables) are expected to be settled within one year.

7. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Consolidated Financial Statements.

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in conformity with IFRS-EU. The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates. We evaluate our estimates continuously and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements. Our most critical accounting estimates include:

•	Revenue recognition;
•	Inventories;
•	Income Taxes;
•	Contingencies and Litigation;
•	Impairment of Tangible and Intangible Assets; and
•	Capitalization of Development Expenditures.

See Note 3 to our Consolidated Financial Statements for a summary of our significant accounting policies.

ASML STATUTORY REPORT 2014	81

8. Earnings per Share

Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares.

The basic and diluted net income per ordinary share has been calculated as follows:

As of December 31 (in thousands, except per share data)	2014 EUR	2013 EUR

Net income	1,418,320	1,193,844

Weighted average number of shares outstanding during the year	437,142	429,770

Basic net income per ordinary share	3.24	2.78

Weighted average number of shares outstanding:	437,142	429,770
Plus shares applicable to:
Options and conditional shares	2,551	3,676

Dilutive potential ordinary shares	2,551	3,676

Adjusted weighted average number of shares	439,693	433,446

Diluted net income per ordinary share[1]	3.23	2.75

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

9. Property, Plant and Equipment

Property, plant and equipment consist of the following:

(in thousands)	Land, buildings and constructions EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR

Cost
Balance, January 1, 2013	847,033	690,759	214,852	336,775	2,089,419
Acquisitions through business combinations	71,040	48,965	1,057	3,246	124,308
Additions	123,646	171,895	11,543	32,168	339,252
Disposals	(14)	(90,244)	(336)	(1,925)	(92,519)
Effect of changes in exchange rates	(6,605)	(17,490)	(1,464)	(1,783)	(27,342)
Balance, December 31, 2013	1,035,100	803,885	225,652	368,481	2,433,118
Additions	222,670	191,705	6,137	31,750	452,262
Disposals	(1,557)	(222,836)	(1,208)	(100,485)	(326,086)
Effect of changes in exchange rates	13,275	26,955	1,229	3,344	44,803
Balance, December 31, 2014	1,269,488	799,709	231,810	303,090	2,604,097

Accumulated depreciation and impairment
Balance, January 1, 2013	187,272	417,982	158,778	295,464	1,059,496
Depreciation	47,791	114,677	12,415	22,170	197,053
Impairment charges	3,619	7,997	1,352	89	13,057
Disposals	(5)	(42,625)	(266)	(1,282)	(44,178)
Effect of changes in exchange rates	(1,116)	(8,068)	(422)	(544)	(10,150)
Balance, December 31, 2013	237,561	489,963	171,857	315,897	1,215,278
Depreciation	52,242	112,090	20,936	24,236	209,504
Impairment charges	7,403	2,983	-	142	10,528
Disposals	(90)	(190,154)	(1,204)	(100,450)	(291,898)
Effect of changes in exchange rates	(1,017)	11,950	654	1,575	13,162
Balance, December 31, 2014	296,099	426,832	192,243	241,400	1,156,574

Carrying amount
December 31, 2013	797,539	313,922	53,795	52,584	1,217,840
December 31, 2014	973,389	372,877	39,567	61,690	1,447,523

ASML STATUTORY REPORT 2014	82

As of December 31, 2014, the carrying amount includes assets under construction for land, buildings and constructions of EUR 201.1 million (2013: EUR 49.3 million), machinery and equipment of EUR 30.2 million (2013: EUR 35.9 million), leasehold improvements of EUR 2.8 million (2013: EUR 1.0 million) and furniture, fixtures and other equipment of EUR 11.2 million (2013: EUR 13.9 million). As of December 31, 2014, the carrying amount of land amounts to EUR 82.9 million (2013: EUR 79.2 million).

The majority of the additions in 2014 in property, plant and equipment relate to the further expansion of EUV production facilities for our newest technology.

The majority of additions in 2014 in machinery and equipment mainly relates to operating leases to customers, prototypes, evaluation and training systems which are similar to those that ASML sells in its ordinary course of business. These systems are capitalized under property, plant and equipment because they are held for own use, for operating lease and for evaluation purposes. These are recorded at cost and depreciated over their expected useful life taking into consideration their residual value. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statement of Cash Flows. An amount of EUR 95.5 million (2013: EUR 115.9 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 1.5 million (2013: EUR 12.5 million decrease) relates to other non-cash movements (mainly capital expenditures not yet paid as at December 31, 2014). An amount of EUR 30.7 million (2013: EUR 48.2 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

As of December 31, 2014, the carrying amount of machinery and equipment includes an amount of EUR 68.6 million with respect to evaluation and operating lease systems (2013: EUR 36.7 million).

The majority of the disposals during 2014 relate to fully depreciated long-lived assets, in general tooling and other fixtures, which have been retired from active use.

During 2014, we recorded depreciation charges of EUR 209.5 million (2013: EUR 197.1 million) of which we recorded EUR 153.9 million (2013: EUR 144.1 million) in cost of sales, EUR 36.3 million (2013 EUR 35.0 million) in R&D costs and EUR 19.3 million (2013: EUR 18.0 million) in SG&A costs.

Special Purpose Entity

The carrying amount of land, buildings and constructions includes an amount of EUR 29.5 million (2013: EUR 30.9 million) relating to our headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a “SPE”.

As of 2003, we are leasing the Veldhoven headquarters for a period of 15 years (starting in 2003) from an entity (“lessor”) that was incorporated by the SPE Shareholders. The lessor’s equity amounts to EUR 1.9 million and has not changed since 2003.

The SPE shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. The entity is determined to be a SPE because the equity investors do not have sufficient equity at risk for the legal entity to finance its activities without sufficient additional subordinated support.

The primary purpose for which the SPE was created was to provide ASML with use of the building for 15 years, where ASML does not retain substantially all the risks and rewards from changes in value of the building. The main activities of the entity are to rent, re-market and ultimately sell the building that is owned by the SPE. The economic performance of the SPE is most significantly impacted by the ability of the lessee (ASML) to exercise the purchase option at any time during the lease term, and thus we could potentially benefit from increases in the fair value of the building.

While the debt holders have an interest, and may absorb losses, and the equity holders have an interest and may receive benefits, they do not have the power to direct activities that most significantly impact the entity’s economic performance and therefore, cannot be the primary beneficiary. Through the pre-determined price of the call option ASML has the power over the SPE, therefore only ASML meets both the power and losses/benefit criterion and consolidates the SPE.

ASML STATUTORY REPORT 2014	83

10. Goodwill

Changes in goodwill are summarized as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Cost
Balance, January 1	2,111,296	158,067
Acquisition through business combinations	-	2,073,311
Effect of changes in exchange rates	267,125	(120,082)

Balance, December 31	2,378,421	2,111,296

Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.

Goodwill mainly relates to the acquisition of Cymer. Within ASML we have identified two CGUs, which are CGU ASML and CGU CLS.

As of December 31, 2014 the goodwill allocated to CGU ASML amounts to EUR 1,933.5 million (2013: EUR 1,717.2 million) and for CGU CLS this amounts to EUR 444.9 million (2013: EUR 394.1 million).

For 2014 and 2013, the Recoverable Amounts of the CGUs are based on value in use calculations. The value in use calculations were performed by discounting the future cash flows generated from the continuing use of the CGUs. Cash flows beyond the forecasted period of five years have been extrapolated using a 0 percent growth rate.

The pre-tax WACC used to determine the expected discounted future cash flows is 10.5 percent for CGU ASML and 11.8 percent for CGU CLS.

Based on the recoverability testing during the annual goodwill impairment test, we believe that the Recoverable Amounts of the CGUs substantially exceed their carrying amounts, and therefore goodwill was not impaired as of December 31, 2014.

ASML STATUTORY REPORT 2014	84

11. Other Intangible Assets

Other intangible assets consist of development expenditures, brands, intellectual property, developed technology, customer relationships, and other. Development expenditures, brands, developed technology, customer relationships, and other were partly obtained from the acquisitions of Cymer (2013) and Brion (2007).

Other intangible assets consist of the following:

(in thousands)	Development expenditures EUR	Brands EUR	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	Other EUR	Total EUR
Cost
Balance, January 1, 2013	1,115,904	-	54,908	48,997	8,733	2,231	1,230,773
Acquisitions through business combinations	147,485	13,280	-	427,797	162,980	-	751,542
Additions	323,672	-	4,000	-	-	-	327,672
Effect of changes in exchange rates	(14,055)	(726)	-	(23,380)	(8,907)	-	(47,068)

Balance, December 31, 2013	1,573,006	12,554	58,908	453,414	162,806	2,231	2,262,919
Additions	345,158	-	2,952	-	-	-	348,110
Effect of changes in exchange rates	30,359	1,621	-	52,228	19,897	-	104,105

Balance, December 31, 2014	1,948,523	14,175	61,860	505,642	182,703	2,231	2,715,134

Accumulated amortization
Balance, January 1, 2013	664,919	-	48,028	48,317	6,369	2,212	769,845
Amortization	92,149	382	2,135	18,694	6,332	19	119,711
Effect of changes in exchange rates	(1,426)	(13)	-	(596)	(174)	-	(2,209)

Balance, December 31, 2013	755,642	369	50,163	66,415	12,527	2,231	887,347
Amortization	98,415	649	2,649	30,593	9,990	-	142,296
Effect of changes in exchange rates	8,781	107	-	5,039	1,466	-	15,393

Balance, December 31, 2014	862,838	1,125	52,812	102,047	23,983	2,231	1,045,036

Carrying amount
December 31, 2013	817,364	12,185	8,745	386,999	150,279	-	1,375,572
December 31, 2014	1,085,685	13,050	9,048	403,595	158,720	-	1,670,098

Development expenditures mainly relate to the capitalized expenditures regarding our core programs: EUV, immersion and Holistic Lithography.

Intellectual property relates to licenses and patents purchased from third parties. During 2014, we acquired intellectual property from third parties for an amount of EUR 3.0 million (2013: EUR 4.0 million).

During 2014, we recorded amortization charges of EUR 142.3 million (2013: EUR 119.7 million) which were recorded in cost of sales for EUR 140.6 million (2013: EUR 118.2 million) and in R&D costs for EUR 1.7 million (2013: EUR 1.5 million).

As of December 31, 2014, the other intangible assets not yet available for use as included in the development expenditures amount to EUR 926.0 million (2013: EUR 573.3 million) and are allocated to CGU ASML. The increase in other intangible assets not yet available for use mainly relates to EUV.

During 2014 and 2013, we did not record any impairment charges for other intangible assets.

During 2014, we capitalized borrowing costs for EUR 11.6 million, using a capitalization rate of 2.00 percent (2013: capitalized borrowing costs EUR 8.1 million; capitalization rate used 2.00 percent).

ASML STATUTORY REPORT 2014	85

As at December 31, 2014, the estimated amortization expenses for other intangible assets, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2015	112,206
2016	272,646
2017	265,083
2018	216,634
2019	205,167
Thereafter	598,362

Total	1,670,098

12. Financial Instruments by Category

The accounting policies for financial instruments have been applied to the line items below and represent the fair value of these financial instruments:

As of December 31, 2014 (in thousands)	Financial assets at fair value through profit or loss EUR	Available for sale financial assets EUR	Loans and receivables EUR	Total EUR

Assets as per statement of financial position date
Derivative financial instruments	153,803	-	-	153,803
Accounts receivable	-	-	1,052,504	1,052,504
Finance receivables	-	-	251,348	251,348
Other non-current and current assets	-	-	129,870	129,870
Short-term investments	-	334,864	-	334,864
Cash and cash equivalents	426,742	-	1,992,745	2,419,487

Total	580,545	334,864	3,426,467	4,341,876

As of December 31, 2014 (in thousands)	Financial liabilities at fair value through profit or loss EUR	Other financial liabilities EUR	Total EUR

Liabilities as per statement of financial position date
Long-term debt[1]	-	1,154,137	1,154,137
Derivative financial instruments	67,755	-	67,755
Accrued and other liabilities	-	713,212	713,212
Accounts payable	-	496,236	496,236

Total	67,755	2,363,585	2,431,340

1	Long-term debt includes our Eurobonds. Because the Eurobonds serve as hedged item in a fair value hedge relationship, the carrying amount is adjusted for fair value changes as a result of changes in market interest rates. See note 20.

As of December 31, 2013 (in thousands)	Financial assets at fair value through profit or loss EUR	Available for sale financial assets EUR	Loans and receivables EUR	Total EUR

Assets as per statement of financial position date
Derivative financial instruments	71,620	-	-	71,620
Accounts receivable	-	-	878,321	878,321
Finance receivables	-	-	296,489	296,489
Other non-current and current assets	-	-	104,188	104,188
Short-term investments	-	679,884	-	679,884
Cash and cash equivalents	535,000	-	1,795,694	2,330,694

Total	606,620	679,884	3,074,692	4,361,196

ASML STATUTORY REPORT 2014	86

As of December 31, 2013 (in thousands)	Financial liabilities at fair value through profit or loss EUR	Other financial liabilities EUR	Total EUR

Liabilities as per statement of financial position date
Long-term debt[1]	-	1,070,141	1,070,141
Derivative financial instruments	11,652	-	11,652
Accrued and other liabilities	-	699,580	699,580
Accounts payable	-	625,870	625,870

Total	11,652	2,395,591	2,407,243

1	Long-term debt includes our Eurobonds. Because the Eurobonds serve as hedged item in a fair value hedge relationship, the carrying amount is adjusted for fair value changes as a result of changes in market interest rates. See note 20.

See Note 5 for the fair value measurement hierarchy.

The carrying amounts of the accounts receivable, finance receivables and other assets approximate their fair value.

The amounts reflected above represent our maximum exposure to credit risk for financial assets. See Note 6 for credit risk management in relation to our financial assets.

13. Derivative Financial Instruments

The derivative financial instruments consist of the following:

	2014		2013
As of December 31 (in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps - cash flow hedges	-	3,586	-	3,598
Interest rate swaps - fair value hedges	141,953	-	54,983	-
Forward foreign exchange contracts - cash flow hedges	8,777	36	3	6,039
Forward foreign exchange contracts - other hedges (no hedge accounting)	3,073	64,133	16,634	2,015

Total	153,803	67,755	71,620	11,652

Less non-current portion:
Interest rate swaps - cash flow hedges	-	2,808	-	2,608
Interest rate swaps - fair value hedges	115,546	-	30,777	-

Total non-current portion	115,546	2,808	30,777	2,608

Total current portion	38,257	64,947	40,843	9,044

The fair value part of a hedging derivative financial instruments that has a remaining term of 12 months or less after Statement of Financial Position date is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after Statement of Financial Position date, it is classified as non-current asset or liability.

Foreign Exchange Contracts

The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies U.S. dollar, Japanese yen and Taiwanese dollar at December 31, 2014 are USD 958.0 million, JPY 44.8 billion and TWD 6.2 billion (2013: USD 1,144.0 million, JPY 2.2 billion and TWD 2.7 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in OCI on forward foreign exchange contracts as of December 31, 2014 will be recognized in the Consolidated Statement of Profit or Loss in the period during which the hedged forecasted transactions affect the Consolidated Statement of Profit or Loss.

In 2014, we recognized a net amount of EUR 6.7 million loss (2013: EUR 2.3 million gain) in the Consolidated Statement of Profit or Loss resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of EUR 119.3 million loss in the Consolidated Statement of Profit or Loss resulting from derivative financial instruments measured at fair value through profit or loss (2013: EUR 62.5 million gain).

ASML STATUTORY REPORT 2014	87

Interest Rate Swaps

The notional principal amount of the outstanding interest rate swap contracts as of December 31, 2014 was EUR 1,013.1 million (2013: EUR 1,013.1 million).

14. Other Assets

Other current assets consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Advance payments to Zeiss	69,307	99,415
Prepaid expenses	103,278	54,716
Operations to be invoiced	40,912	8,114
VAT	41,121	67,381
Other assets	39,012	20,591

Other current assets	293,630	250,217

Zeiss is our sole supplier of main optical systems (lenses, mirrors, collectors and other critical optical components) and, from time to time, receives non-interest bearing advance payments from us that support Zeiss’ work-in-process, thereby securing lens and optical module deliveries to us. Amounts owed under these advance payments are settled through future lens or EUV optical module deliveries which explains the decrease in 2014 compared to 2013.

The increase in prepaid expenses in 2014 mainly relates to prepayments in relation to our joint development projects with one of our research partners.

Other non-current assets consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Advance payments to Zeiss	285,659	224,123
Compensation plan assets[1]	26,172	20,174
Prepaid expenses	6,525	10,950
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	5,473	7,090

Other non-current assets	329,274	263,353

1	For further details on compensation plan assets see Note 24.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters see Note 9.

The increase in the advance payments to Zeiss in 2014 compared to 2013 is mainly driven by a prepayment under an EUV agreement.

The carrying amount of the non-current and current other assets approximates the fair value.

15. Inventories

Inventories consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Raw materials	456,685	438,853
Work-in-process	1,477,041	1,549,119
Finished products	927,493	666,648

Inventories, gross	2,861,219	2,654,620
Allowance for obsolescence and/or lower market value	(311,382)	(261,598)

Inventories, net	2,549,837	2,393,022

ASML STATUTORY REPORT 2014	88

The increase in finished products in 2014 compared to 2013 is mainly caused by a change in products towards more high-end system types (NXT:1965Ci and NXT:1970Ci) and the build up of spare parts to service our NXE:3100 and NXE:3300B systems.

A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Balance at beginning of year	(261,598)	(267,366)
Addition for the year	(162,821)	(164,852)
Effect of changes in exchange rates	(8,848)	2,532
Utilization of the provision	121,885	168,088

Balance at end of year	(311,382)	(261,598)

In 2014, the addition for the year is recorded in cost of sales EUR 146.3 million and in R&D costs EUR 16.5 million (2013: cost of sales EUR 155.4 million and R&D costs EUR 9.5 million). The 2014 addition for the year mainly related to inventory items which ceased to be used due to technological developments and design changes which resulted in obsolescence of certain parts.

Utilization of the provision mainly relates to the sale and scrapping of obsolete inventories. In 2014 and 2013 ASML made insignificant profit on the sale of inventories that had been previously written down.

The cost of inventories recognized as costs and included in cost of sales amounted to EUR 1,980.0 million (2013: EUR 2,131.3 million).

16. Finance Receivables

Finance receivables consist of receivables in relation to finance leases. The following table lists the components of the finance receivables as of December 31, 2014 and 2013:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Finance receivables, gross	256,703	302,977
Unearned interest	(5,355)	(6,488)

Finance receivables, net	251,348	296,489
Current portion of finance receivables, gross	198,803	254,227
Current portion of unearned interest	(2,716)	(3,755)

Non-current portion of finance receivables, net	55,261	46,017

The decrease in finance receivables as of December 31, 2014 compared to December 31, 2013 was caused by a change in products, lower number of high-end system types included at the end of 2014 compared to 2013.

As of December 31, 2014 and 2013, the minimum lease payments and present value of minimum lease payments is as follows:

	Minimum lease payments		Present value of minimum lease payments
As of December 31 (in thousands)	2014 EUR	2013 EUR	2014 EUR	2013 EUR

Not later than one year	198,803	254,227	196,087	250,472
Later than one year and not later than five years	57,900	48,750	55,261	46,017

	256,703	302,977	251,348	296,489
Less: unearned interest	(5,355)	(6,488)	n/a	n/a

Present value of minimum lease payments receivable	251,348	296,489	251,348	296,489

We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether a provision for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In 2014 and 2013 we did not record any expected credit losses from finance receivables. As of December 31, 2014, the finance receivables were neither past due nor impaired.

ASML STATUTORY REPORT 2014	89

17. Accounts Receivable

Accounts receivable consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Accounts receivable, gross	1,054,574	880,169
Allowance for doubtful receivables	(2,070)	(1,848)

Accounts receivable, net	1,052,504	878,321

The increase in accounts receivable as of December 31, 2014 compared to December 31, 2013 was mainly caused by a change in products towards more high-end system types.

The carrying amount of the accounts receivable approximates the fair value. We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether a provision for credit losses is needed by considering factors such as historical payment experience, credit quality, aging of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

The main part of the carrying value of accounts receivable consists of euro balances.

Accounts receivable are impaired and provided for on an individual basis. As of December 31, 2014, accounts receivable of EUR 67.1 million (2013: EUR 89.5 million) were past due but not impaired. These balances are still considered to be recoverable because they relate to customers for whom there is no recent history of default and there has not been a significant change in credit quality. The table below shows the ageing analysis of the accounts receivable that are up to three months past due and over three months past due. Accounts receivable are past due when the payment term has expired.

As of December 31 (in thousands)	2014 EUR	2013 EUR

Up to three months past due	54,350	81,312
Over three months past due	14,829	10,065

Total past due	69,179	91,377

We provided extended payment terms to some of our customers. The average days outstanding increased to 66 days in 2014 from 58 days in 2013.

Movements of the allowance for doubtful receivables are as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Balance at beginning of year	(1,848)	(2,071)
Addition for the year[1]	(133)	(1,062)
Effect of changes in exchange rates	(98)	128
Utilization of the provision	9	1,157

Balance at end of year	(2,070)	(1,848)

1	The addition for the year is recorded in the cost of sales.

In 2014 and 2013, we did not record any expected credit losses for accounts receivable on system sales.

18. Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents at December 31, 2014 include deposits with financial institutions that have good credit ratings and with the Dutch government of EUR 1,200.0 million (2013: EUR 853.5 million), investments in AAAm-rated money market funds that invest in debt securities of financial institutions that have good credit ratings and governments of EUR 426.7 million (2013: EUR 535.0 million) and interest-bearing bank accounts of EUR 792.8 million (2013: EUR 942.2 million). Our cash and cash equivalents are predominantly denominated in euros and partly in U.S. dollars.

ASML STATUTORY REPORT 2014	90

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. Except for an amount of EUR 5.1 million, no restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.

Short-term investments (classified as available for sale securities) consist of the following:

As of December 31, 2014 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	334,864	-	-	334,864
Deposits	-	-	-	-

Total	334,864	-	-	334,864

As of December 31, 2013 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	304,884	-	-	304,884
Deposits	375,000	-	-	375,000

Total	679,884	-	-	679,884

19. Equity

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;
•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and
•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.

As at December 31, 2014, 438,073,643 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up, of which 5,138,355 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued.

Our BoM has the power to issue ordinary shares and cumulative preference shares insofar as the BoM has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The BoM requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting of Shareholders can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the BoM to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the BoM, provided that the Supervisory Board has approved such proposal.

Shares Issued as a Result of the Acquisition of Cymer

A subsidiary of ASML and Cymer completed a merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As of December 31, 2014, we have issued 36,468,733 ordinary shares for an aggregate amount of EUR 2,347.0 million in relation to the acquisition of Cymer.

Shares Issued in Relation to Share-based Compensation

We have adopted various share and option plans for our employees. Whenever ordinary shares have to be delivered pursuant to these plans, we typically deliver treasury shares that we purchase in share buy-back programs for this purpose. Because these treasury shares were no longer available in the course of 2014, we issued new ordinary shares from time to time to meet our delivery obligations under the plans. As of December 31, 2014, we issued 707,195 ordinary shares with an aggregate fair value of EUR 51.3 million (2013: EUR nil million) in relation to our share (option) plans for our employees. Fair value is determined on the closing price of our ordinary shares at Amsterdam Euronext at the date of respective issuance.

Synthetic Share Buyback

At the EGM held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the synthetic share buyback effectuated in connection with the CCIP.

ASML STATUTORY REPORT 2014	91

Consequently, on November 24, 2012, the Articles of Association were amended as follows. Upon the first amendment, the ordinary shares to be held for the benefit of the participants to the CCIP were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment, the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference was booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the CCIP and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

These amendments in substance constitute a synthetic share buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which were part of the synthetic share buyback.

Shares Issued in Customer Co-Investment Program

In connection with the CCIP, on September 12, 2012, we issued 62,977,877 ordinary shares to the Stichting that holds shares on behalf of Intel and 12,595,575 ordinary shares to the Stichting that holds shares on behalf of Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to the Stichting that holds shares on behalf of TSMC. We received an amount of EUR 3,853.9 million in relation to the shares issued under the CCIP. For further details on our CCIP see Note 36.

Ordinary Shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our 2014 AGM, the BoM was authorized from April 23, 2014 through October 23, 2015, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 23, 2014, plus an additional 5.0 percent of our issued share capital at April 23, 2014 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Holders of ordinary shares have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the BoM has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2014 AGM, our shareholders authorized the BoM through October 23, 2015, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2015 AGM, our shareholders will be asked to extend this authority through October 22, 2016.

Ordinary Shares B

In 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting of Shareholders.

ASML STATUTORY REPORT 2014	92

Cumulative Preference Shares

In 1998, we granted the Preference Share Option to the Foundation. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The nominal value of the cumulative preference shares amounts to EUR 0.09 and the number of cumulative preference shares included in the authorized share capital is 700,000,000. A cumulative preference share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the BoM approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation does not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent members from the Dutch business and academic communities. The members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

ASML STATUTORY REPORT 2014	93

Other Reserves

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. Legal reserves are not for distribution to our shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

Changes in other reserves during 2014 and 2013 were as follows:

(in thousands)	Hedging reserve EUR	Currency translation reserve EUR	Reserve for capitalized development expenditures EUR	Total EUR

Balance at January 1, 2013	(4,563)	(96,521)	450,985	349,901

Components of statement of comprehensive income:
Foreign currency translation:
Gain (loss) on foreign currency translation	-	(122,000)	-	(122,000)
Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	(5,370)	-	-	(5,370)
Transfers to net income	(2,276)	-	-	(2,276)

Development expenditures	-	-	231,523	231,523
Currency translation on development expenditures	-	4,570	(4,570)	-

Balance at December 31, 2013	(12,209)	(213,951)	677,938	451,778

Components of statement of comprehensive income:
Foreign currency translation:
Gain (loss) on foreign currency translation	-	254,459	-	254,459

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	17,375	-	-	17,375
Transfers to net income	6,691	-	-	6,691

Development expenditures	-	-	246,743	246,743
Currency translation on development expenditures	-	(21,578)	21,578	-

Balance at December 31, 2014	11,857	18,930	946,259	977,046

Exchange rate differences relating to the translation from our foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are included in the currency translation reserve.

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges.

Appropriation of Net Income

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2014, a proposal to declare a dividend of EUR 0.70 per ordinary share of EUR 0.09 nominal value will be submitted to the 2015 AGM.

Dividends on ordinary shares are payable out of net income or retained earnings as shown in our Financial Statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

ASML STATUTORY REPORT 2014	94

Share Buyback Programs

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 17, 2013, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 22, 2014, when the program was completed, we had purchased 14,595,554 shares at an average price of EUR 68.51 per share of which 9,464,503 shares have been cancelled in 2014, and the remainder is intended to be cancelled in 2015.

The following tables provide a summary of shares repurchased by ASML in 2014 and a historic overview of previous share buyback programs, respectively:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR)

January 20 - 31, 2014	547,500	64.44	547,500	664,718,936
February 1 - 28, 2014	962,536	63.92	1,510,036	603,190,359
March 1 - 31, 2014	765,284	65.55	2,275,320	553,029,170
April 1 - 30, 2014	739,855	63.23	3,015,175	506,251,123
May 2 - 31, 2014	783,500	59.98	3,798,675	459,253,716
June 1 - 30,2014	1,061,649	66.52	4,860,324	388,627,554
July 1 - 31, 2014	1,048,739	66.71	5,909,063	318,664,411
August 1 - 31, 2014	602,125	70.14	6,511,188	276,431,931
September 1 - 30, 2014	736,294	76.62	7,247,482	220,019,568
October 1 - 31, 2014	1,004,378	74.58	8,251,860	145,116,399
November 1 - 30, 2014	883,971	81.85	9,135,831	72,765,162
December 1 - 22, 2014	845,544	86.06	9,981,375	-

Total	9,981,375	70.13

Period	Year	Total amount paid (in EUR millions)	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Reduction of Shares Outstanding vs Beginning of Year (Percentage)

Share Buybacks	2006	677.2	40,385,139	16.77	8.3
Synthetic Share Buyback	2007	1,011.9	55,093,409	18.37	11.5
Share Buybacks	2007	359.8	17,000,000	21.16	3.6
Share Buybacks	2008	87.6	5,000,000	17.52	1.1
Share Buybacks	2011	700.0	25,674,576	27.26	5.9
Synthetic Share Buyback	2012	3,728.3	93,411,216	39.91	22.6
Share Buybacks	2012	535.2	13,478,058	39.71	3.3
Share Buybacks	2013	300.0	4,614,179	65.02	1.1
Share Buybacks	2014	700.0	9,981,375	70.13	2.3

Total / Average[1]		4,371.7	171,226,736	25.53	35.3

1	Totals, average and percentage are excluding the synthetic share buyback executed in 2012 as part of our CCIP. The percentage represents the reduction of shares issued and outstanding compared to January 1, 2006.

20. Long-term Debt

Long-term debt consists of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

EUR 600 million 5.75 percent senior notes due 2017, carrying amount	264,085	748,083
EUR 750 million 3.375 percent senior notes due 2023, carrying amount	841,514	269,418
Loan headquarter building[1]	29,507	30,936
Other	19,031	21,704

Long-term debt	1,154,137	1,070,141
Less: current portion of long term debt	4,261	4,385

Non-current portion of long term debt	1,149,876	1,065,756

1	This loan relates to our SPE, see Note 9.

ASML STATUTORY REPORT 2014	95

Our obligations to make principal repayments under our Eurobonds and other borrowing arrangements excluding interest expense as of December 31, 2014, for the next five years and thereafter, are as follows:

(in thousands)	EUR

2015	4,261
2016	4,606
2017	242,361
2018	27,997
2019	1,762
Thereafter	755,705

Long-term debt	1,036,692
Less: current portion of long-term debt	4,261

Non-current portion of long-term debt	1,032,431

Eurobonds

The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Amortized cost amount	978,242	976,862
Fair value interest rate swaps[1]	127,357	40,639

Carrying amount	1,105,599	1,017,501

1	The fair value of the interest rate swaps excludes accrued interest.

In June 2007, we completed an offering of our EUR 600 million 5.75 percent senior notes due 2017, with interest payable annually on June 13. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017. In September 2013, we repurchased a nominal amount of EUR 361.8 million of these notes in a tender offer for a cash amount of EUR 423.0 million including accrued interest.

In September 2013, we completed an offering of our EUR 750 million 3.375 percent senior notes due 2023, with interest payable annually on September 19. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on September 19, 2023.

The Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Statement of Financial Position under derivative financial instruments and the carrying amount of the Eurobonds is adjusted for these fair value changes only. Following the repurchase of part of our EUR 600 million 5.75 percent senior notes due 2017, the corresponding part of the interest rate swaps was simultaneously terminated in 2013.

The following table summarizes the estimated fair value of our Eurobonds:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Principal amount	988,153	988,153
Carrying amount	1,105,599	1,017,501
Fair value[1]	1,139,628	1,028,238

1	Source: Bloomberg Finance LP

The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2014. Due to changes in market interest rates and credit spreads since the issue of our Eurobonds which carry a fixed coupon interest rate, the fair value deviates from the principal amount.

ASML STATUTORY REPORT 2014	96

21. Lines of Credit

Our available credit facilities amount to EUR 700.0 million as of December 31, 2014 and EUR 700.0 million as of December 31, 2013. No amounts were outstanding under these credit facilities at the end of 2014 and 2013.

The amounts available at December 31, 2014 and 2013 consist of one EUR 700 million committed revolving credit facility from a group of banks that will mature in 2018. The credit facility contains a restrictive covenant that requires us to maintain a minimum long-term committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. Long-term committed capital includes, among other things, equity and debt maturing at least one year after the maturity date of the credit facility, while net total assets mainly comprises total assets minus cash, cash equivalents and certain short-term investments. Furthermore, adjustments are made for e.g. intangibles and operating leases. As of December 31, 2014 this ratio was 82.8 percent (2013: 89.6 percent). Therefore, we were in compliance with the covenant at the end of 2014 and 2013. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position.

22. Provisions

The movement in the provision for lease contract termination costs is as follows:

(in thousands)	2014 EUR	2013 EUR

Balance, January 1	6,847	10,254
Utilization of the provision	(2,517)	(2,790)
Release of the provision	-	(1,011)
Unwinding of discount	918	391
Effect of exchange rates	744	3

Provision for lease contract termination costs	5,992	6,847
Less: current portion of provision for lease contract termination costs	2,354	2,227

Non-current portion of provision for lease contract termination costs	3,638	4,620

The provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be fully utilized by 2017.

23. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Deferred revenue	1,268,633	939,358
Costs to be paid	411,725	440,010
Down payments from customers	647,317	821,959
Personnel related items	301,075	247,246
Standard warranty reserve	41,508	27,475
Other	21,441	12,324

Total accrued and other liabilities	2,691,699	2,488,372
Less: non-current portion of accrued and other liabilities[1]	408,847	280,534

Current portion of accrued and other liabilities	2,282,852	2,207,838

1	The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferrals with respect to services.

The increase in accrued and other liabilities mainly relates to the increases in deferred revenue and personnel related items, which are partly offset by a decrease in down payments from our customers and costs to be paid.

Deferred revenue as of December 31, 2014 mainly consists of credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 925.2 million (2013: EUR 660.1 million) and extended and enhanced (optic) warranty contracts amounting to EUR 313.8 million (2013: EUR 261.2 million). Both include deferrals with respect to our third-generation EUV systems, NXE:3300B. The total deferred revenue of the third-generation EUV systems, NXE:3300B, is EUR 102.5 million (2013: EUR 87.6 million).

We receive down payments from our customers prior to shipment of systems included in our current product portfolio or systems currently under development. The decrease in down payments from our customers is mainly due to the shipment of NXE:3300B systems.

ASML STATUTORY REPORT 2014	97

Costs to be paid as of December 31, 2014 include an amount of EUR 124.0 million (2013: EUR 171.2 million) relating to the expected losses to upgrade the first 11 NXE:3300B sources in the field, which was assumed by ASML as a result of the acquisition of Cymer. In addition, costs to be paid include accrued costs for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.

Personnel related items mainly consist of accrued management bonuses, accrued profit sharing, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

Changes in standard warranty reserve for the years 2014 and 2013 are as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Balance at beginning of year	27,475	21,626
Acquisitions through business combinations	-	2,978
Additions for the year	42,420	37,124
Utilization of the reserve	(22,749)	(19,924)
Release of the reserve	(5,468)	(13,076)
Effect of exchange rates	(170)	(1,253)

Balance at end of year	41,508	27,475

The increase of the total standard warranty reserve is mainly related to accrued warranties for NXE:3300B systems. This increase is included in cost of sales.

24. Employee Benefits

Our bonus expenses for the BoM, former BoM and senior management were as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Bonus expenses	48,957	32,698

Bonus expenses include an amount of EUR 3.5 million (2013: EUR 2.1 million) in relation to the STI cash bonus for our BoM and former BoM (we refer to Note 31). The increase in bonus expenses in 2014 compared to 2013 is mainly attributable to the full year inclusion of Cymer.

We have a performance related bonus plan for our senior management, who are not members of the BoM. Under this plan, the bonus amounts depend on actual performance against corporate and personal targets. Within ASML, the bonus for members of senior management can range between 0.0 percent and 75.0 percent of their annual salaries. Within Cymer, bonuses can range between 0.0 percent and 200.0 percent of their annual salary. The performance targets are set for a whole year. The bonuses over 2014 are accrued for in the Consolidated Statement of Financial Position as of December 31, 2014 and are expected to be paid in the first quarter of 2015.

ASML STATUTORY REPORT 2014	98

Our bonus expenses under these plans were as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Bonus expenses	45,462	30,631

Profit-sharing Plan

We have a profit-sharing plan covering all European and US non-sales employees who are not members of the BoM or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to total net sales ranging from 0.0 to 20.0 percent of their annual salary. The profit sharing for the years 2014 and 2013 was 16.0 percent or EUR 71.3 million and 14.0 percent or EUR 55.9 million, respectively. Our profit is also one of the criteria for the individual variable pay programs for employees in Asia and employees eligible to the sales reward plan, which amount to EUR 28.0 million for 2014 (including EUR 2.1 million for the sales reward plan) and EUR 25.8 million (including EUR 2.3 million for the sales reward plan) for 2013.

Share-based Compensation

In the past we have adopted various share and option plans for our employees. Starting January 1, 2014 the Employee Umbrella Share Plan has become effective, covering all grants made as of that date for our employees. The AGM approves each year the maximum number of shares that can be used by ASML to execute share-based incentives. Within this limit, the Supervisory Board determines the maximum number of shares that is granted to the BoM in line with the 2014 Remuneration Policy and the BoM determines the total maximum of shares that can be granted in that year for eligible employees in line with existing policies. Our current share-based compensation plans do not provide cash settlement of options and shares.

The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the BoM) was EUR 55.7 million in 2014 and EUR 47.4 million in 2013. The tax benefit recognized related to the recognized share-based compensation costs amounted to EUR 11.7 million in 2014 and EUR 9.3 million in 2013.

Total compensation costs to be recognized in future periods amount to EUR 65.5 million as of December 31, 2014 (2013: EUR 62.4 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.6 years (2013: 1.7 years).

Employee Umbrella Share Plan

The Employee Umbrella Share Plan, effective as of January 1, 2014 covers all employees. Within this plan, we distinguish between performance and incentive shares. Within the incentive category, employees can choose, at inception, to convert the shares into options. All grants under the Employee Umbrella Share Plan typically have a three year vesting period.

Share plans

Our current share plans typically include a three year service period and some plans have vesting conditions which are based on performance. The fair value of shares is determined on the closing trading price of our shares listed at Euronext Amsterdam on the grant date.

Details with respect to shares granted during the year are set out in the following table:

	EUR-denominated		USD-denominated
Year ended December 31	2014	2013	2014	2013

Total fair value at vesting date of shares vested during the year (in thousands)	56,214	38,280	76,605	51,798
Weighted average fair value of shares granted	65.71	55.83	84.62	83.58

ASML STATUTORY REPORT 2014	99

A summary of the status of conditionally outstanding shares as of December 31, 2014, and changes during the year ended December 31, 2014, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date (EUR)	Number of shares	Weighted average fair value at grant date (USD)
Conditional shares outstanding at January 1, 2014	1,544,332	40.21	1,380,320	79.55
Granted	409,626	65.71	475,146	84.62
Vested	(847,131)	34.78	(872,231)	79.56
Forfeited	(13,649)	40.83	(62,020)	79.57

Conditional shares outstanding at December 31, 2014	1,093,178	53.96	921,215	82.16

Option Plans

Our current option plans typically vest over a three year service period with any unexercised stock options expiring ten years after the grant date. Options granted have fixed exercise prices equal to the closing price of our shares listed at Euronext Amsterdam on grant date. The fair value of stock options is determined using a Black-Scholes option valuation model.

The Black-Scholes option valuation of our stock options is based on the following assumptions:

Year ended December 31	2014	2013

Weighted average share price (in EUR)	65.0	60.6
Volatility (in percentage)	23.5	27.0
Expected life (in years)	5.6	5.6
Risk free interest rate	0.5	0.8
Expected dividend yield (in EUR)	2.25	2.00
Forfeiture rate[1]	-	-

1	For the years ending December 31, 2014 and 2013, forfeitures are estimated to be nil.

When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.

Details with respect to stock options are set out in the following table:

	EUR-denominated		USD-denominated
Year ended December 31	2014	2013	2014	2013

Weighted average fair value of stock options granted	13.94	14.22	18.57	21.74
Weighted average share price at the exercise date of stock options	71.69	59.53	93.19	77.25
Aggregate intrinsic value of stock options exercised (in thousands)	12,098	15,924	9,497	11,086
Aggregate remaining contractual term of currently exercisable options (years)	2.94	3.09	3.79	3.12
Aggregate intrinsic value of exercisable stock options (in thousands)	39,020	37,441	17,942	22,781
Aggregate intrinsic value of outstanding stock options (in thousands)	40,428	38,718	19,171	25,369

ASML STATUTORY REPORT 2014	100

The number and weighted average exercise prices of stock options as of December 31, 2014, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options	Weighted average exercise price per ordinary share (USD)

Outstanding, January 1, 2014	782,302	18.55	406,635	31.31
Granted	32,672	65.68	20,654	87.98
Exercised	(212,530)	14.77	(129,530)	19.87
Forfeited	(1,350)	21.48	(12,587)	31.51
Expired	(1,338)	14.70	-	-

Outstanding, December 31, 2014	599,756	22.09	285,172	40.60
Exercisable, December 31, 2014	559,556	19.77	246,285	34.98

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2014	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2014	Weighted average remaining contractual life of outstanding options (years)

0 - 10	-	-	0 - 10	14,543	1.07
10 - 15	220,179	2.28	10 - 15	48,397	0.18
15 - 20	160,772	2.15	15 - 20	3,911	3.80
20 - 25	126,712	2.94	20 - 25	66,462	2.97
25 - 40	16,736	6.77	25 - 40	58,168	3.87
40 - 50	23,959	7.80	40 - 50	1,082	6.59
50 - 60	13,593	8.88	50 - 60	8,382	7.73
60 - 70	27,239	8.93	60 - 70	1,281	8.07
70 - 80	10,566	9.81	70 - 80	43,860	8.14
80 - 90	-	-	80 - 90	15,005	9.22
90 - 100	-	-	90 - 100	24,081	9.11

Total	599,756	3.31	Total	285,172	4.41

Employee Purchase Plan

Every quarter, we offer our worldwide payroll employees the opportunity to buy our shares or our stock options against fair value using their net salary. The BoM is excluded from participation in this plan. The fair value for shares is based on the closing price of our shares listed at Euronext Amsterdam on grant date. Within the employee purchase plan employees can choose to convert the shares into options. The fair value of the stock options is determined using a Black-Scholes option valuation model. The assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of their annual gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, we will pay out a 20.0 percent cash bonus on the initial participation amount.

Deferred Compensation Plans

In July 2002, we adopted a non-qualified deferred compensation plan for our US employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows us to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2014 and 2013. Cymer has a similar non-qualified deferred compensation plan for a selected group of management level employees in the US in which the employee may elect to defer receipt of current compensation in order to provide retirement and other benefits on behalf of such employee backed by Cymer owned life insurance policies.

As of December 31, 2014, and 2013, our liability under deferred compensation plans was EUR 29.4 million and EUR 23.5 million, respectively.

ASML STATUTORY REPORT 2014	101

Pension Plans

We maintain various pension plans covering substantially all of our employees. Eligible employees in the Netherlands, 5,802 FTEs, participate in a multi-employer union plan (PME) determined in accordance with the collective bargaining agreements effective for the industry in which we operate. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,259 companies and approximately 144,000 contributing members. Our contribution to the multi-employer union plan was 5.7 percent of the total contribution to the plan as per the Annual Report for the year ended December 31, 2013. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multiemployer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. As of January 1, 2015 new pension legislation has been enacted. This legislation results in amongst others, an increase of legally required coverage levels. The coverage percentage is calculated by dividing the funds capital by the total sum of pension liabilities and is based on actual market interest rates. The coverage ratio as per December 31, 2014 of 102.0 percent (December 31, 2013: 103.4 percent) is calculated giving consideration to the new pension legislation and is below the legally required level. We have however no obligation whatsoever to pay off any deficits the pension fund may incur, nor have we any claim to any potential surpluses.

Every company participating in the multi-employer union plan (PME) contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. Although the premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan, for the 5-year period 2015-2019 the contribution percentage has been fixed at 23.6 percent (2014: 24.1 percent). The pension rights of each employee are based upon the employee’s average salary during employment.

Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required employer contribution for that period.

We also participate in several defined contribution pension plans, with our expenses for these plans equaling the employer contributions made in the relevant period.

Our pension and retirement expenses for all employees for the years ended December 31, 2014 and 2013 were:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Pension plan based on multi-employer union plan	46,542	40,476
Pension plans based on defined contribution	24,774	19,799

Pension and retirement expenses	71,316	60,275

25. Commitments, Contingencies and Guarantees

We have various contractual obligations, some of which are required to be recorded as liabilities in our Financial Statements, including long- and short-term debt. Other contractual obligations, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on our Consolidated Balance Sheets but are required to be disclosed.

Our contractual obligations as of December 31, 2014 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	1,311,503	44,958	45,302	283,058	54,155	27,075	856,955
Operating Lease Obligations	89,209	29,280	22,590	11,534	8,256	6,961	10,588
Purchase Obligations	1,588,977	1,464,451	113,606	10,186	158	556	20
Liability for uncertain tax positions, including interest expense	83,738	-	12,813	14,092	2,858	2,367	51,608

Total Contractual Obligations	3,073,427	1,538,689	194,311	318,870	65,427	36,959	919,171

1	See Note 20 for the amounts excluding interest expense.

Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 20 to our Financial Statements.

ASML STATUTORY REPORT 2014	102

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 43.9 million and EUR 42.0 million for the years ended December 31, 2014 and 2013, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2014 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	13,983	-	13,983	-	-	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2014 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the industry in which we operate. We establish a provision for cancellation costs when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

We have a non-committed guarantee facility of EUR 25.0 million under which guarantees in the ordinary course of business can be provided to third parties.

ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity: The fiscal unity comprises as of December 31, 2014 of ASML Holding N.V., ASML Netherlands B.V. and ASML Systems B.V.

26. Legal Contingencies

ASML is party to various legal proceedings generally incidental to our business. ASML also faces exposures from other actual or potential claims and legal proceedings. In addition, ASML’s customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of the losses incurred or damages assessed against them as a result of that infringement.

We accrue for legal costs related to litigation and legal proceedings in our Consolidated Statement of Profit or Loss at the time when the related legal services are actually provided to ASML. In 2014, EUR 12.9 million estimated losses were recorded as a charge to our Consolidated Statement of Profit or Loss (2013: EUR 3.2 million).

From late 2001 through 2004, ASML was a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML.

In 2004, the Nikon Cross-License Agreement was signed. Under the Nikon Cross-License Agreement, (i) ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and (ii) Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by Nikon. These license grants cover patents having an effective application date before December 31, 2002 (“Class A Patents”), as well as patents with an effective application date after December 31, 2002 that were issued worldwide before the end of 2009 (“Class B Patents”), but exclude certain specified patents set forth in the Nikon Cross-License Agreement. The license period is perpetual for Class A Patents, and the licenses for Class B Patents terminated at the end of 2009.

ASML STATUTORY REPORT 2014	103

At any time until June 30, 2015, each of ASML and Nikon has a right to designate up to five Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A patents. Any patents acquired after the date of the Nikon Cross-License Agreement are deemed Class B Patents. In addition, pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 through December 31, 2014, not to bring suit for claims related to infringement of patents issued and not perpetually licensed, including the Class B Patents. Under the terms of the Nikon Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of certain patents subject to the agreement, including any infringement that occurred from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the CrossLicense Transition Period are limited to three percent of the net sales price of applicable licensed products or optical components.

Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of certain patents subject to the Nikon Cross-License Agreement.

If Nikon files suit against us alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Similarly, if we file suit against Nikon alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time whether any such patent suit will in fact materialize, or, if so, what its outcome might be.

27. Income Taxes

The components of the provision for income taxes are as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Current tax	(141,059)	(69,974)
Deferred tax	33,009	7,505

Total	(108,050)	(62,469)

The Dutch statutory tax rate was 25.0 percent in 2014 and 2013. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation of the provision for income taxes is as follows:

Year ended December 31 (in thousands)	2014 EUR	%	2013 EUR	%

Income before income taxes	1,526,370	100.0	1,256,313	100.0
Income tax provision based on ASML’s domestic rate	(381,593)	25.0	(314,078)	25.0
Effects of tax rates in foreign jurisdictions	(13,452)	0.9	15,315	(1.2)
Adjustments in respect of tax exempt income	23,899	(1.6)	29,430	(2.3)
Adjustments in respect of tax incentives	181,585	(11.9)	144,225	(11.5)
Adjustments in respect of prior years’ current taxes	(6,474)	0.4	5,155	(0.4)
Adjustments in respect of prior years’ deferred taxes	1,325	(0.1)	16,164	(1.3)
Movements in the liability for uncertain tax positions	(7,946)	0.5	(3,484)	0.3
Tax effects in respect of Cymer acquisition related items	77,909	(5.1)	67,730	(5.4)
Other credits and non-taxable items	16,697	(1.1)	(22,926)	1.8

Provision for income taxes	(108,050)	7.1	(62,469)	5.0

Income Tax Provision Based on ASML’s Domestic Rate

The provision for income taxes based on ASML’s domestic rate is based on the Dutch statutory income tax rate. It reflects the provision for income taxes that would have been applicable assuming that all of our income is taxable against the Dutch statutory tax rate and there were no permanent differences between taxable base and financial results and no Dutch tax incentives are applied.

ASML STATUTORY REPORT 2014	104

Effects of Tax Rates in Foreign Jurisdictions

A portion of our results is realized in countries other than the Netherlands where different tax rates are applicable. In 2013, the distribution effect of tax rates in foreign jurisdictions was impacted by a shift in the mix of taxable income across tax jurisdictions as a result of the acquisition of Cymer as per May 30, 2013.

Adjustments in Respect of Tax Exempt Income

In certain jurisdictions part of the income generated is tax exempted.

Adjustments in Respect of Tax Incentives

Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the Dutch “Innovation Box” and the RDA. The Innovation box is a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. The RDA is a tax incentive providing for an additional tax deduction for qualified (non-labor) cost incurred for R&D activities performed in the Netherlands.

Adjustments in Respect of Prior Years’ Current Taxes

The effect of adjustments in respect of prior years’ current taxes in 2014 and 2013 are considered to be limited.

Adjustments in Respect of Prior Years’ Deferred Taxes

In 2013, we recognized a tax benefit of EUR 16.2 million or 1.3 percent of income before income taxes as result of a partly release of a valuation allowance for NID credits or NID stock to the extent we expect future taxable profits to realize these NID credits before expiration of those credits.

Movements in the Liability for Uncertain Tax Positions

The movements in the liability for uncertain tax positions in 2014 and 2013 are considered to be limited.

Tax effects in respect of Cymer Acquisition related items

In 2014 the tax rate was favorably impacted by settling agreements entered into by ASML Netherlands B.V. and Cymer LLC., prior to our acquisition of Cymer in May 2013, at different tax rates. In 2013 we recognized a gain as a result of the accounting for business combinations Cymer. This gain is not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate in 2013.

Other Credits and Non-taxable Items

Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as nondeductible taxes, non-deductible interest expense, and non-deductible meals and entertainment expenses, as well as the impact of (the reversal of) various tax credits on our provision for income taxes.

Income Taxes Recognized Directly in Equity

Income taxes recognized directly in equity (including OCI) are as follows:

Income tax recognized in equity (in thousands)	2014 EUR	2013 EUR
Current tax
OCI (financial instruments)	2,977	(759)
Issuance of shares	(3,972)	(3,110)

Deferred tax
Share-based payments	1,442	(3,327)

Income tax recognized in equity	447	(7,196)

Liability for Uncertain Tax Positions and Deferred Taxes

The liability for uncertain tax positions and total deferred tax position recorded on the Consolidated Statement of Financial Position are as follows:

As of December 31 (in thousands)	2014 EUR	2013 EUR
Liability for uncertain tax positions	(83,738)	(74,069)
Deferred tax position	(22,885)	(63,092)

Total	(106,623)	(137,161)

ASML STATUTORY REPORT 2014	105

Uncertain Tax Positions

The calculation of our liability for uncertain tax positions involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. We conclude that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our Consolidated Financial Statements.

Consistent with the provisions of IAS 12, as of December 31, 2014, ASML has a liability for uncertain tax positions of EUR 83.7 million (2013: EUR 74.1 million) which is classified as non-current deferred and other tax liabilities. The total liability for uncertain tax positions, if reversed, would have a favorable effect on our effective tax rate.

A reconciliation of the beginning and ending balance of the liability for uncertain tax positions is as follows:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Balance, January 1	74,069	59,967
Gross increases – tax positions in prior period	10,185	6,045
Gross decreases – tax positions in prior period	(12,743)	(2,025)
Gross increases – tax positions in current period	12,227	6,796
Increase resulting from acquisition	-	6,514
Settlements	-	(2,964)
Lapse of statute of limitations	-	(264)
Total liability for uncertain tax positions	83,738	74,069

We conclude our allowances for tax contingencies to be appropriate. Based on the information currently available, we do not anticipate a significant increase or decrease in our liability for uncertain tax positions within the next 12 months.

We are subject to tax audits in certain of our major tax jurisdictions, for years from and including 2009 onwards in Korea and for years from and including 2007 onwards in the US. In the course of such audits, local tax authorities may challenge the positions taken by us.

ASML STATUTORY REPORT 2014	106

The composition of total deferred tax assets and liabilities in the Consolidated Financial Statements is as follows:

Deferred taxes (in thousands)	January 1, 2014 EUR	Consolidated Statement of Profit or Loss EUR	Equity EUR	Effect of changes in exchange rates EUR	December 31, 2014 EUR
Deferred tax assets:
Unrealized profits resulting from intercompany transactions	58,077	32,683	-	7,693	98,453
Capitalized R&D expenditures	-	-	-	-	-
R&D credits	11,242	29,496	-	2,623	43,361
Inventories	46,661	10,639	-	5,712	63,012
Deferred revenue	16,409	3,061	-	1,779	21,249
Accrued and other liabilities	45,460	(3,630)	-	5,520	47,350
Installation and warranty reserve	6,702	5,821	-	1,147	13,670
Tax effect carry-forward losses	67,282	(33,465)	-	5,289	39,106
Property, plant and equipment	11,785	(6,102)	-	612	6,295
Restructuring and impairment	3,361	(1,442)	-	364	2,283
Alternative minimum tax credits[1]	6,342	(1,467)	-	630	5,505
Share-based payments	28,984	(12,330)	(1,442)	3,847	19,059
Other temporary differences	11,661	14,099	-	638	26,398
Total deferred tax assets[2]	313,966	37,363	(1,442)	35,854	385,741

Deferred tax liabilities:
Capitalized R&D expenditures	(82,938)	(59,886)	-	(6,330)	(149,154)
Intangible fixed assets	(261,905)	68,719	-	(25,955)	(219,141)
Property, plant and equipment	(17,592)	(9,232)	-	(2,611)	(29,435)
Borrowing costs	(1,823)	(64)	-	-	(1,887)
Other temporary differences	(12,800)	4,055	-	(264)	(9,009)
Total deferred tax liabilities	(377,058)	3,592	-	(35,160)	(408,626)

Net deferred tax assets (liabilities)	(63,092)	40,955	(1,442)	694	(22,885)

Classified as:
Deferred tax assets - non-current	302,724				142,746
Deferred tax liabilities - non-current	(365,816)				(165,631)
Net deferred tax assets (liabilities)	(63,092)				(22,885)

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	Unrecognized tax assets as at December 31, 2014 amounted to EUR 25.4 million (2013: EUR 25.0 million).

ASML STATUTORY REPORT 2014	107

Deferred taxes (in thousands)	January 1, 2013 EUR	Acquisition through business combinations EUR	Consolidated Statement of Profit or Loss EUR	Equity EUR	Effect of changes in exchange rates EUR	December 31, 2013 EUR
Deferred tax assets:
Unrealized profits resulting from intercompany transactions	60,174	14,467	(11,893)	-	(4,671)	58,077
Capitalized R&D expenditures	8,669	-	(8,669)	-	-	-
Inventories	28,167	10,258	9,269	-	(1,033)	46,661
Deferred revenue	20,572	41,679	(43,035)	-	(2,807)	16,409
Accrued and other liabilities	21,528	7,148	17,960	-	(1,176)	45,460
Installation and warranty reserve	7,151	-	(174)	-	(275)	6,702
Tax effect carry-forward losses	5,557	754	61,551	-	(580)	67,282
Property, plant and equipment	7,798	4,140	325	-	(478)	11,785
Restructuring and impairment	4,336	-	(791)	-	(184)	3,361
Alternative minimum tax credits[1]	5,227	-	1,349	-	(234)	6,342
Share-based payments	5,493	16,885	4,550	3,327	(1,271)	28,984
Other temporary differences	13,966	2,234	(20)	-	(4,519)	11,661
Total deferred tax assets[2]	188,638	97,565	30,422	3,327	(17,228)	302,724

Deferred tax liabilities:
Capitalized R&D expenditures	(44,256)	-	(28,000)	-	560	(71,696)
Intangible fixed assets	-	(286,337)	8,730	-	15,702	(261,905)
Property, plant and equipment	(25,890)	(4,786)	12,517	-	567	(17,592)
Borrowing costs	(1,958)	-	135	-	-	(1,823)
Other temporary differences	(763)	(303)	(12,086)	-	352	(12,800)
Total deferred tax liabilities	(72,867)	(291,426)	(18,704)	-	17,181	(365,816)

Net deferred tax assets (liabilities)	115,771	(193,861)	11,718	3,327	(47)	(63,092)

Classified as:
Deferred tax assets - non-current	188,638					302,724
Deferred tax liabilities - non-current	(72,867)					(365,816)
Net deferred tax assets (liabilities)	115,771					(63,092)

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	Unrecognized tax assets as at December 31, 2013 amounted to EUR 25.0 million (2012: EUR 30.5 million).

Tax Effect Carry-forward Losses

Deferred tax assets from carry-forward losses recognised as per December 31, 2014 result predominantly from net operating loss carry-forwards incurred relating to NID stock in Belgium and various qualifying state tax losses in the US.

NID stock in Belgium can generally be offset against future profits realized in the 7 years following the year in which the NID stock occurs. The total amount of NID stock is EUR 37.5 million (2013: 47.6 million) taxable base and EUR 12.7 million (2013: EUR 16.2 million) tax effect.

Net operating losses qualifying as tax losses under US federal tax laws incurred by US group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. The total amount of losses carried forward under US federal tax laws as of December 31, 2014, is EUR 44.6 million (2013: EUR 67.5 million) tax basis or EUR 15.6 million (2013: EUR 23.6 million) tax effect. The total amount of losses carried forward under US state tax laws as of December 31, 2014, is EUR 77.7 million (2013: EUR 254.3 million) tax basis or EUR 3.7 million (2013: EUR 7.9 million) tax effect. Our ability to use US state tax loss carry forwards in existence at December 31, 2014, is subject to varying state statutes (providing for periods of between 5 and 20 years).

ASML STATUTORY REPORT 2014	108

28. Subsidiaries

Details of our main subsidiaries at December 31, 2014 are as follows:

Legal Entity	Country of Incorporation
Main subsidiaries of ASML Holding N.V.[1]:
ASML Netherlands B.V.	Netherlands (Veldhoven)
ASML Systems B.V.	Netherlands (Veldhoven)
ASML Germany GmbH	Germany (Dresden)
ASML France S.a.r.l.	France (Bernin)
ASML (UK) Ltd.	UK (Edinburgh (Scotland))
ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
ASML Ireland Ltd.	Ireland (Dublin)
ASML Italy S.r.l.	Italy (Avezzano)
ASML Hong Kong Ltd.	Hong Kong SAR
ASML Singapore Pte. Ltd.	Singapore
ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
ASML Japan Co. Ltd.	Japan (Kawasaki-shi, Kanagawa-Ken)
ASML (Shanghai) Lithography Facilities Science and Technology Co. Ltd.	China (Shanghai)
ASML Taiwan Ltd.	Taiwan (Hsinchu)
ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
ASML Belgium BVBA	Belgium (Essen)
ASML Belgium Finance CV	Belgium (Essen)
Brion Technologies (Shenzhen) Co. Ltd.	China (Shenzhen)
Brion Technologies, Inc.	US (Wilmington, Delaware)
ASML US, Inc.	US (Wilmington, Delaware)
ASML Capital US, Inc.	US (Wilmington, Delaware)
ASML MaskTools, Inc.	US (Dover, Delaware)
ASML Participations US Inc.	US (Wilmington, Delaware)
Lehrer Pearson, Inc.	US (Wilmington, Delaware)
ASML Ventures 1, Inc.	US (Wilmington, Delaware)
Cymer, LLC.	US (Reno, Nevada)
eLith LLC.	US (Wilmington, Delaware)
ASML Hong Kong Logistic Services Ltd.	Hong Kong SAR
Cymer B.V.	Netherlands (Amsterdam)
Cymer Japan, Inc.	Japan (Tokyo)
Cymer Korea, Inc.	Korea (Kyunggi-Do)
Cymer Singapore Pte Ltd.	Singapore
Cymer Southeast Asia Ltd.	Taiwan (Hsinchu)
Cymer Semiconductor Equipment (Shanghai) Co. Ltd.	China (Pudong)
TCZ, LLC.	US (Reno, Nevada)
TCZ Pte Ltd.	Singapore
TCZ GmbH	Germany (Oberkochen)

1	All of our subsidiaries are (directly or indirectly) wholly-owned, with exception of eLith LLC, in which we hold an interest of 50 percent.

29. Segment Disclosure

Segment information has been prepared in accordance with IFRS 8, “Operating Segments”.

ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance.

Management reporting includes net system sales figures of new and used systems and includes sales by technology.

Net system sales for new and used systems were as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

New systems	4,127,433	3,890,154
Used systems	115,357	102,975

Net system sales	4,242,790	3,993,129

ASML STATUTORY REPORT 2014	109

Net system sales per technology were as follows:

Year ended December 31 (in thousands)	Net system sales in units	Net system sales in EUR

2014
EUV	5	299,845
ArFi	76	3,477,718
ArF dry	3	32,611
KrF	38	381,436
I-line	14	51,180

Total	136	4,242,790

2013
EUV	1	60,100
ArFi	77	3,120,719
ArF dry	2	38,019
KrF	64	720,053
I-line	13	54,238

Total	157	3,993,129

The increase in net system sales of EUR 249.7 million, or 6.3 percent, to EUR 4,242.8 million in 2014 from EUR 3,993.1 million in 2013 is caused by higher NXE:3300B system sales.

Segment performance is evaluated by our CODM based on US GAAP net income which is measured differently from net income reported in our Consolidated Financial Statements based on IFRS-EU.

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Net system sales	4,242,790	3,993,129
Net service and field option sales	1,613,487	1,252,197

Total net sales	5,856,277	5,245,326
Cost of system sales	(2,335,512)	(2,233,621)
Cost of service and field option sales	(924,391)	(834,443)

Total cost of sales	(3,259,903)	(3,068,064)

Gross profit	2,596,374	2,177,262
Other income	81,006	64,456
Research and development costs	(1,074,035)	(882,029)
Selling, general and administrative costs	(321,110)	(311,741)

Income from operations	1,282,235	1,047,948
Interest and other, net	(8,600)	(24,471)

Income before income taxes	1,273,635	1,023,477
Provision for income taxes	(76,995)	(7,987)

Net income	1,196,640	1,015,490
Differences US GAAP and IFRS-EU	221,680	178,354

Net income based on IFRS-EU	1,418,320	1,193,844

Segment performance is also evaluated by our CODM based on US GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the Consolidated Statement of Financial Position:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Total assets for management reporting purposes	12,203,945	11,513,730
Differences US GAAP and IFRS-EU	863,466	689,635

Total assets based on IFRS-EU	13,067,411	12,203,365

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

ASML STATUTORY REPORT 2014	110

Net sales and non-current assets by geographic region were as follows:

Year ended December 31 (in thousands)	Net sales EUR	Non- current assets EUR

2014
Japan	477,110	3,990
Korea	1,624,059	18,021
Singapore	132,593	879
Taiwan	1,124,883	64,575
Rest of Asia	405,576	3,826
Netherlands	1,334	2,287,968
Rest of Europe	196,332	6,479
United States	1,894,390	3,403,907

Total	5,856,277	5,789,645

2013
Japan	201,664	2,679
Korea	1,286,509	13,347
Singapore	139,313	837
Taiwan	2,221,426	48,076
Rest of Asia	478,234	3,427
Netherlands	11,525	1,783,999
Rest of Europe	187,030	1,830
United States	719,625	3,084,872

Total	5,245,326	4,939,067

In 2014, net sales to the largest customer accounted for EUR 1,532.1 million, or 26.2 percent, of net sales (2013: EUR 2,058.6 million, or 39.2 percent, of net sales). Our three largest customers (based on net sales) accounted for EUR 643.2 million, or 49.3 percent, of accounts receivable and finance receivables at December 31, 2014, compared with EUR 861.4 million, or 73.3 percent, at December 31, 2013.

Substantially all of our sales were export sales in 2014 and 2013.

30. Selected Operating Expenses and Additional Information

Personnel expenses for all payroll employees were:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Wages and salaries	985,883	835,563
Social security expenses	81,721	69,839
Pension and retirement expenses	71,316	60,275
Share-based payments	55,695	47,422

Personnel expenses	1,194,615	1,013,099

The average number of payroll employees in FTEs during 2014 and 2013 was 10,942 and 9,540, respectively.

ASML STATUTORY REPORT 2014	111

The total number of payroll and temporary employees in FTEs per sector was:

As of December 31	2014	2013

Customer Support	3,289	2,949
SG&A	1,240	1,098
Industrial Engineering[1]	-	785
Manufacturing & Logistics	3,846	3,658
R&D	5,697	4,735

Total employees (in FTEs)	14,072	13,225

Less: Temporary employees (in FTEs)	2,754	2,865

Payroll employees (in FTEs)	11,318	10,360

1	As of January 1, 2014, our industrial engineering department has been incorporated into R&D

The average number of payroll employees in FTEs in our operations in the Netherlands during 2014 and 2013 was 5,589 and 5,112, respectively. The increase in 2014 compared to 2013 in payroll employees in FTEs is in line with our net sales growth.

31. Board of Management and Supervisory Board Remuneration

The remuneration of the BoM for the financial year 2014 is based upon the 2014 Remuneration Policy, as adopted by the General Meeting of Shareholders on April 24, 2013, and which became effective per January 1, 2014. Some adjustments to the 2014 Remuneration Policy were adopted by the General Meeting of Shareholders on April 23, 2014, and are applicable retro-actively as from January 1, 2014. The Supervisory Board ensures that the policy and its implementation are linked to the company’s objectives.

Appointment of Mr. Nickl as new member of the Board of Management

ASML’s CFO Mr. Nickl was first appointed as member of the BoM per the General Meeting of Shareholders on April 23, 2014 for a period of four years. The remuneration package of Mr. Nickl, which has been laid down in a management services agreement, is fully in line with the 2014 Remuneration Policy and the applicable Corporate Governance standards. The management services agreement contains specific provisions regarding benefits upon termination of the agreement; a severance amount is restricted to one year base salary.

ASML compensated part of the shares and stock options that were forfeited when Mr. Nickl left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares awarded in 2014, subject to the performance conditions, a three year vesting period and a two year holding period as applicable under the 2014 Remuneration Policy.

Termination of the employment agreement with Mr. Meurice

The employment agreement with Mr. Meurice has continued until March 31, 2014. The terms and conditions under the employment contract have been honored until that date, in accordance with the 2010 Remuneration Policy.

A pro-rated compensation (consisting of 2013 base salary and an short term incentive at target) has applied for the period from January through March 2014. In addition, for the services in the first quarter of 2014, the share-based compensation element of Mr. Meurice’s remuneration has been settled in cash and calculated as 15,167.75 shares, multiplied by the share price effective as of the date of termination of the employment agreement. ASML has reimbursed reasonable repatriation and moving costs made. No severance payment has been given to Mr. Meurice.

2014 Remuneration Table - Board of Management and former Board of Management

Effective January 1, 2014, the base salary for all members of the BoM has been set according to the 2014 Remuneration Policy. Part of this policy is the change in the pay mix at ASML: a shift to less variable pay and more fixed pay, which is reflected in the 2014 base salaries. The base salary for the Presidents is set in the middle of the CEO benchmark and the CTO/CFO benchmark.

In 2014, the Short Term Incentive resulted in a cash payout of 127.95% percent of the target payout. 1 out of 5 performance criteria was achieved just above target and 2 performance criteria were achieved between target and maximum. Two criteria were achieved at maximum performance level. The outcome thereof results in a cash payout of EUR 2.85 million representing 76.77% percent of the base salary of the members of the BoM.

ASML STATUTORY REPORT 2014	112

Total Direct Compensation, Pension and Other Benefits

The remuneration of the members of the BoM and former members of the BoM in 2014, 2013 and 2012 was as follows:

		Fixed	Short-term (variable)	Long-term (variable)		Subtotal Remuneration	Other		Total Remuneration

Board of Management	Financial Year	Base salary EUR	STI (Cash)[1] EUR	LTI (share awards)[2] EUR		Subtotal[6] EUR	Pension EUR	Other benefits and expense reimbursement[7] EUR	Total[13] EUR
P.T.F.M. Wennink	2014	935,000	717,800	1,676,213	[3]	3,329,013	161,271	49,462	3,539,747
	2013	681,500	407,673	1,349,115	[4]	2,438,288	106,033	45,848	2,590,169
	2012	508,000	304,800	1,289,415	[5]	2,102,215	79,190	46,275	2,227,680
M.A. van den Brink	2014	935,000	717,800	1,752,299	[3]	3,405,099	161,271	49,105	3,615,475
	2013	697,000	416,945	1,429,197	[4]	2,543,142	112,481	45,920	2,701,543
	2012	538,000	322,800	1,366,039	[5]	2,226,839	83,990	47,540	2,358,369
W.U. Nickl	2014	600,000	460,620	1,385,835		2,446,455	44,578	145,346[12]	2,636,379
	2013[11]	50,000	65,000[9]	-		115,000	4,547	12,936	132,483
	2012	-	-	-		-	-	-	-
F.J. van Hout	2014	627,000	481,348	1,388,070	[3]	2,496,418	82,216	43,244	2,621,878
	2013	458,000	273,976	1,182,907	[4]	1,914,883	71,164	42,910	2,028,957
	2012	445,000	267,000	1,131,676	[5]	1,843,676	69,110	37,313	1,950,099
F.J.M. Schneider-Manoury	2014	611,000	469,065	1,351,343	[3]	2,431,408	80,072	28,812	2,540,292
	2013	446,000	266,797	1,150,392	[4]	1,863,189	69,244	28,426	1,960,859
	2012	433,000	259,800	1,144,137		1,836,937	67,190	28,889	1,933,016

		Fixed	Short-term (variable)	Long-term (variable)		Subtotal Remuneration	Other		Total Remuneration

Former Board of Management	Financial Year	Base salary EUR	STI (Cash) EUR	LTI (share awards)[2] EUR		Subtotal[6] EUR	Pension EUR	Other benefits and expense reimbursement[7] EUR	Total[13] EUR
E. Meurice	2014	210,750	1,177,790[10]	-		1,388,540	36,293	19,256	1,444,089
	2013	843,000	630,353[1]	5,837,399	[4,8]	7,310,752	172,593	107,500	7,590,845
	2012	818,000	613,500[1]	2,079,601	[5]	3,511,101	167,427	127,116	3,805,644

1	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year).
2	The remuneration reported as part of the LTI (share awards) is based on cost incurred under US GAAP and IFRS-EU. The costs of share awards are charged to the Consolidated Statement of Profit or Loss over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2014 include costs of the BoM performance share plan 2014, 2013 and 2012. Furthermore the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the Consolidated Statement of Profit or Loss in the financial year in which the share awards vest. For actual number of share awards and more details see the details of shares held by members of the BoM.
3	The remuneration reported as part of the LTI (share awards) for the year 201 4 includes an adjustment for the BoM performance share plan 2011 based on the actual number of share awards vested in 2014. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout and Mr. Schneider-Maunoury amounts to EUR -77,769, EUR -82,409, EUR -68,320, EUR -66,312, respectively.
4	The remuneration reported as part of the LTI (share awards) for the year 201 3 includes an adjustment for the BoM performance share plan 201 0 based on the actual number of share awards vested in 2013. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout, Mr. Schneider-Maunoury and for Mr Meurice amounts to EUR -63,035, EUR -66,795, EUR -55,376, EUR -53,748, EUR -101,740, respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2012 includes an adjustment for the BoM performance share plan 2009 based on the actual number of share awards vested in 2012. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout and for Mr Meurice amounts to EUR -65,785, EUR -69,831, EUR -57,838, EUR -106,266, respectively.
6	This subtotal reflects base salary, STI (cash) and LTI (share awards).
7	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.
8	The remuneration reported as part of the LTI (share awards) for the year 201 3 mainly includes costs related to the accellerated vesting of the share awards for the share plans 2011, 2012 and 2013.
9	Mr. Nickl is partly compensated for his loss of 2013 variable income at his previous employer; he has received from ASML Euro 65,000 per month for every month in function in 2013.
10	Mr. Meurice received a pro-rated compensation of the short term incentive of 75% of his gross salary in 2014 which is equal to EUR 158,063. In addition, the share-based compensation element of Mr. Meurice’s remuneration was calculated as 15,167.75 shares and has been settled in cash at a share price of EUR 67.23. Both have been paid in 2014.
11	Mr. Nickl was not part of BoM during 2013.
12	During 201 4, Mr. Nickl received a temporary allowance of EUR 99,026 to cover relocation and housing costs (gross amount before taxes).
13	This total reflects the Subtotal Remuneration, Pension and the Other benefits and expense reimbursement.

Short-term Incentive (STI)

The Short Term Incentive refers to the annual performance related cash incentive that is applicable to all members of the BoM. The target level of the STI is 60% of base salary. In case of excellent performance the maximum opportunity amounts to 90% of base salary.

In order to achieve alignment between the remuneration of the BoM and other ASML employees, the policy includes a modifier on the STI payout that is connected to the profit sharing program for employees. This modifier enables the Supervisory Board to discretionary adjust the STI payout of the BoM upward with 10% of base salary or downward with 20% of base salary. In 2014, the Supervisory Board has not made adjustments to the STI payout based on this modifier.

ASML STATUTORY REPORT 2014	113

For the Short Term Incentive the following performance criteria have been applied in 2014:

On target payout (as % of base salary)

Financial	Board of Management

1 Direct Material Margin on New Systems (excl. EUV)	12.0%
2 Total Company Cost Base	12.0%
3 Cash (Free Cash Flow and Cash Conversion Cycle)	12.0%

Qualitative

4 Technology Leadership Index	12.0%
5 Market Position	12.0%

Total	60.0%

These performance measures reflect the drivers for ASML in a balanced mix of qualitative measures based on technology objectives and the quality of our service to customers, and quantitative financial measures. The weighting is equally set for all five performance measures on 20%, being 12% of base salary.

For each of the performance criteria the Supervisory Board sets challenging, but realistic target levels. The target setting and performance review occur in principle on an annual basis. Direct Material Margin on New Systems, Total Company Cost Base and Free Cash Flow are set and reviewed semi-annually. All performance measures are set in advance and do not change during the performance period. The overall payout is annual and will be executed in the next financial year. The cash incentive is accrued during the performance period.

The performance target setting and performance evaluation are conducted in cooperation with the relevant Committees of the Supervisory Board. The technology target is set and evaluated in cooperation with the Technology and Strategy Committee, whereas financial targets are set and evaluated in cooperation with the Audit Committee. The Company’s external auditor is engaged to perform agreed upon procedures to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.

The payout levels are prorated upon the level of achievement of the five performance criteria. There is no payout below threshold performance. Meeting threshold performance will result in a payout of 50% of target payout. In case of excellent performance the maximum payout is capped at 150% of target payout. The target payout is 60% of base salary.

Long Term Incentive (LTI)

The Long Term Incentive refers to the share based incentive. All members of the BoM are eligible to receive performance related shares. The target level of the Long Term Incentive is set at 70% of base salary. In case of excellent performance the maximum opportunity amounts to 140% of base salary.

The performance shares are conditionally granted on an annual basis to the members of the BoM. The shares will become unconditional depending on the achievement of predetermined performance targets during a three-year performance period. Each performance period starts on the first day of the year of the grant. The number of performance shares to be conditionally awarded is calculated at the beginning of the period, using the volume weighted average share price of ASML during the last quarter of the year preceding the conditional award. Performance shares are granted in January of the year in which the three-year performance period starts, two days after the publication of ASML’s annual results.

Two types of performance measures relate to the Long Term Incentive: ASML’s relative Return On Average Invested Capital (ROAIC) position compared to the performance Peer Group and long term strategic qualitative targets to ensure ASML’s ability to keep performing at high standards. For the performance period 2014-2016 the qualitative targets relate to the longer term Technology Leadership Index and Sustainability. Like with the STI performance criteria, also the LTI criteria reflect the drivers of ASML: push technology development, earn the money to enable this, and do it in a responsible way. Details of the Company’s approach on sustainability are published in ASML’s Corporate Responsibility Report.

ASML STATUTORY REPORT 2014	114

The LTI performance measures have the following weights:

LTI performance measure	Weight

ROAIC	80%
Technology Leadership Index	15%
Sustainability	5%

Total	100%

The intention is to increase the weight of the qualitative LTI measures over time while reducing the weight of the ROAIC component.

The maximum number of conditionally granted shares that the member of the BoM may acquire if specific performance criteria are achieved, and provided that applicable employment conditions are met, is included in the table below. If the specific performance criteria are not achieved, and/or applicable employment conditions are not met, no performance shares will become unconditional.

The table below provides a comprehensive overview of conditional share awards that are granted in the performance period and unconditional share awards that are included in the holding period or that have become free tradable in 2014.

Details of performance shares granted to members of the BoM are as follows:

Board of Management	Grant date	Status	Full control	Number of shares at grant date		Fair value at grant date[1]	Vesting date	Number of shares at vesting date		End of lock- up date

P.T.F.M. Wennink	1/24/2014	Conditional	No	19,280		64.39	1/24/2017	-		1/24/2019
	4/19/2013	Conditional	No	35,035		55.47	4/19/2016	-		4/19/2018
	4/18/2012	Conditional	No	45,689		37.33	4/18/2015	-		4/18/2017
	4/13/2011	Unconditional	No	54,974		28.29	4/13/2014	52,225		4/13/2016
	2/1/2010	Unconditional	No	54,974		22.93	2/1/2013	52,225		2/1/2015
	2/2/2009	Unconditional	Yes	35,287		13.05	2/2/2012	30,246	[2]	2/2/2014
M.A. van den Brink	1/24/2014	Conditional	No	19,280		64.39	1/24/2017	-		1/24/2019
	4/19/2013	Conditional	No	37,111		55.47	4/19/2016	-		4/19/2018
	4/18/2012	Conditional	No	48,387		37.33	4/18/2015	-		4/18/2017
	4/13/2011	Unconditional	No	58,256		28.29	4/13/2014	55,343		4/13/2016
	2/1/2010	Unconditional	No	58,256		22.93	2/1/2013	55,343		2/1/2015
	2/2/2009	Unconditional	Yes	37,458		13.05	2/2/2012	32,107	[2]	2/2/2014
W.U. Nickl	1/24/2014	Conditional	No	12,373		64.39	1/24/2017	-		1/24/2019
	1/24/2014	Conditional	No	56,000	[3]	64.39	1/24/2017	-		1/24/2019
	-	-	-	-		-	-	-		-
F.J. van Hout	1/24/2014	Conditional	No	12,929		64.39	1/24/2017	-		1/24/2019
	4/19/2013	Conditional	No	30,681		55.47	4/19/2016	-		4/19/2018
	4/18/2012	Conditional	No	40,023		37.33	4/18/2015	-		4/18/2017
	4/13/2011	Unconditional	No	48,293		28.29	4/13/2014	45,878		4/13/2016
	2/1/2010	Unconditional	No	48,293		22.93	2/1/2013	45,878		2/1/2015
	2/2/2009	Unconditional	Yes	31,021		13.05	2/2/2012	26,589	[2]	2/2/2014
F.J.M. Schneider-Maunoury	1/24/2014	Conditional	No	12,599		64.39	1/24/2017	-		1/24/2019
	4/19/2013	Conditional	No	29,877		55.47	4/19/2016	-		4/19/2018
	4/18/2012	Conditional	No	38,944		37.33	4/18/2015	-		4/18/2017
	4/13/2011	Unconditional	No	46,886		28.29	4/13/2014	44,542		4/13/2016
	2/1/2010	Unconditional	No	46,886		22.93	2/1/2013	44,542		2/1/2015

Former Board of Management	Grant date	Status	Full control	Number of shares at grant date		Fair value at grant date[1]	Vesting date	Number of shares at vesting date		End of lock- up date

E. Meurice	4/19/2013	Unconditional	Yes	56,471		55.47	4/7/2014	53,647		4/7/2014
	4/18/2012	Unconditional	Yes	73,570		37.33	4/7/2014	69,891		4/7/2014
	4/13/2011	Unconditional	Yes	88,732		28.29	1/31/2014	84,295		1/31/2014
	2/1/2010	Unconditional	Yes	29,578		22.93	2/1/2013	28,099		1/2/2014
	2/2/2009	Unconditional	Yes	19,000		13.05	2/2/2012	16,287	[2,4]	1/2/2014

1	The fair value of the shares as of the grant date.
2	The number of shares included in the lock-up period were reduced in 2012 as a result of the synthetic share buy back due to an exchange for each 100 ordinary shares for 77 ordinary shares. The number of shares vested in 2012 after the synthetic share buy back for Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 23,289 shares, 24,722 shares and 20,473 shares, respectively.
3	ASML compensated part of the shares and stock options that were forfeited when Mr. Nickl left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares awarded in 2014, subject to the performance conditions, a three year vesting period and a two year holding period as applicable under the 2014 Remuneration Policy.
4	The number of shares vested in 2012 after the synthetic share buy back for Mr. Meurice was 37,621 shares for which 25,080 shares were already out of the lock-up period in 2013.

ASML STATUTORY REPORT 2014	115

Pensions

The pension arrangement for the BoM is set at the median of executive pensions in the Netherlands. The arrangement is aligned with the supplementary pension arrangement for ASML employees in the Netherlands. The plan is a defined contribution opportunity as laid down in Dutch fiscal regulations. The total defined contribution is a percentage of the pensionable salary, which is equal to the base salary minus Witteveen-threshold1, and depends on the participants age at the beginning of the year. The total net contribution is according to the maximum level as allowed by Dutch fiscal legislation, of which the participant contributes 4% of his pensionable salary.

Dependants pension and disability pension are insured on a risk basis, the premium of which is paid by ASML.

In 2014, the pension arrangement for members of the BoM is adjusted to comply with changes in Dutch pension legislation. The pensionable age moved from 65 years to 67 years of age; the accrual rates and premiums for risk insurances have been adjusted accordingly. In 2015, further changes as a result of amendments in Dutch pension legislation will be implemented.

Term of appointment

Members of the BoM are appointed for a period of four years, after which reappointment is possible for consecutive terms of maximum four years. The appointment term of Messrs. Wennink and Van den Brink was converted from an indefinite period into a definite term of four years per the Annual General Meeting of Shareholders of April 23, 2014.

Notice period

The members of the BoM have a termination notice period of three months. ASML would need to apply a notice period of six months for termination without cause under the applicable employment or management services agreements with the members of the BoM.

Severance Agreement

Employment agreements or management services agreements of members of the BoM contain specific provisions regarding benefits upon termination of these agreements. If the company gives notice under the agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of the member of the BoM, a severance amount equal to one year base salary will be made available upon the effective date of termination.

This severance payment will also be made available in the event the member of the BoM gives notice of termination of the employment agreement or management services agreement due to a substantial difference of opinion between the respective member of the BoM and the Supervisory Board regarding his employment/management services agreement, his function or the ASML strategy.

Change in control

BoM members are also entitled to the aforementioned severance payment in the event ASML or its legal successor gives notice of termination under the employment contract or management services agreement due to a change in control or if the member of the BoM gives notice of termination which is directly related to such change in control and such notice is given within twelve months from the date on which the change in control occurs.

The Change in control provision includes a limitation of the payout under the LTI. This entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to the first public announcement of change in control negotiations and ii) the average closing share price over a period of 30 trading days prior to the closing of the transaction.

Supervisory Board

The remuneration of the Supervisory Board has been reviewed by the Supervisory Board upon the recommendation of the Remuneration Committee. The proposed adjustment was approved by the General Meeting of Shareholders on April 23, 2014 and became effective per April 1, 2014. The remuneration arrangement is set out in the table below.

In accordance with the Dutch Corporate Governance Code, the Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. Furthermore, the Supervisory Board does not receive benefits upon termination of employment.

1)	Dutch pension arrangements have a threshold in the buildup of pension entitlements. This threshold exists because all participants are assumed to be entitled to the Dutch state pension (AOW) and therefore do not need an additional pension over the first part of their pensionable income. The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the Witteveen-threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7. The Witteveen-threshold for 2014 is Euro 13,449.00.

ASML STATUTORY REPORT 2014	116

The following table sets forth an overview of the remuneration awarded to Supervisory Board Members in 2014 and 2013:

Year ended December 31, 2014	Total	Supervisory Board		Audit Committee		Remuneration Committee		Selection and Nomination Committee		Technology and Strategy Committee		Other[1,2]

Arthur P.M. van der Poel	117,750	88,750		10,000		-		11,000	[4]	8,000		-
OB Bilous	28,500	20,000	[5]	-		-		3,000	[5]	3,000	[5]	2,500
Fritz W. Fröhlich	85,500	57,500		15,000		-		8,000		-		5,000
Hendrika (leke) C.J. van den Burg[6]	52,500	42,500	[5]	-		6,000	[5]	4,000	[5]	-		-
Pauline F.M. van der Meer Mohr	73,000	57,500		7,500	[5]	8,000		-		-		-
Douglas A. Grose	99,000	80,000		-		-		8,000		11,000	[4]	-
Clara (Carla) M.S. Smits-Nusteling	67,500	57,500		10,000		-		-		-		-
Johannes (Hans) M.C. Stork[3]	88,000	80,000		-		-		-		8,000		-
Wolfgang H. Ziebart	77,500	57,500		-		12,000		-		8,000		-

Total	689,250	541,250		42,500		26,000		34,000		38,000		7,500

Year ended December 31, 2013	Total	Supervisory Board		Audit Committee		Remuneration Committee		Selection and Nomination Committee		Technology and Strategy Committee		Other[1,2]

Arthur P.M. van der Poel	96,000	70,000		10,000		-		8,000		8,000		-
OB Bilous	112,000	80,000		-		-		11,000	[4]	11,000	[4]	10,000
Fritz W. Fröhlich	76,000	50,000		15,000		-		6,000	[5]	-		5,000
Hendrika (Ieke) C.J. van den Burg	58,000	50,000		-		8,000		-		-		-
William T. Siegle	29,133	25,333	[5]	-		-		-		3,800	[5]	-
Pauline F.M. van der Meer Mohr	58,000	50,000		-		8,000		-		-		-
Doug Grose[7]	94,000	80,000		-		-		6,000	[5]	8,000		-
Clara (Carla) Smits-Nusteling[7]	60,000	50,000		10,000		-		-		-		-
Wolfgang H. Ziebart	71,500	50,000		2,500	[5]	11,000	[4]	-		8,000		-

Total	654,633	505,333		37,500		27,000		31,000		38,800		15,000

1	To compensate for certain obligations ASML has towards the U.S. government as a result of the acquisition of Silicon Valley Group in 2001, one U.S. member receives an additional EUR 2,500 (2013: 10,000) to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill his role.
3	During 2014 Johannes (Hans) M.C. Stork was appointed as member of the Supervisory Board and therefore received an observer fee in the first quarter.
4	Amount differs from the annual compensation due to a role change from member to chairman of the Committee.
5	Amount differs from the annual compensation as the member was not part of the Supervisory Board / Committee for the full year.
6	Ms. Hendrika (Ieke) C. J. van den Burg passed away on September 28, 2014.
7	During 2013 Doug Grose and Clara Smits-Nusteling were appointed as member of the Supervisory Board and therefore received an observer fee in the first quarter.

Additional reimbursements

IIn addition, ASML paid a net cost allowance amounting to EUR 1,800 in 2014 to each Supervisory Board member, and EUR 2,400 to the Chairman of the Supervisory Board in 2014.

Share ownership

Members of the Supervisory Board are free to acquire or dispose ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of their remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently owns shares or options on shares of the Company.

The annual remuneration for the members and former members of the BoM and Supervisory Board members over 2014 amounts to EUR 17.1 million (2013: EUR 17.7 million).

32. Research and Development Costs

R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from certain Participating Customers in the CCIP) increased by EUR 171.9 million, or 30.5 percent, to EUR 735.9 million in 2014 from EUR 564.0 million in 2013. R&D costs increased mainly due to the acceleration of certain R&D programs, primarily EUV and next-generation immersion.

R&D costs include credits of EUR 15.1 million and EUR 9.2 million million in 2014 and 2013 respectively. R&D credits relate to worldwide (inter-)governmental funding for certain strategic development programs designed to stimulate high-risk research for the medium and long term future. The increase relates to entering into a number of strategic development programs providing funding for the next generation immersion and EUV lithography systems during 2014.

ASML STATUTORY REPORT 2014	117

33. Finance Income and Costs

Finance income of EUR 14.5 million (2013: EUR 9.2 million) mainly relates to interest income on deposits, short-term investments, money market funds, bank accounts and on finance receivables.

Finance costs of EUR 11.9 million (2013: EUR 28.0 million) mainly consists of net interest expense on our Eurobonds and related interest rate swaps, interest on lease obligations and amortized financing costs of a total of EUR 7.8 million (2013: EUR 16.2 million). In 2013, there was a one-off loss of EUR 8.9 million relating the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017.

Interest on cash pools is reported on a gross basis in the Consolidated Statement of Profit or Loss under both Finance income and Finance costs. From an economic and legal perspective, the interest on cash pools of EUR 3.2 million (2013: EUR 1.9 million) recorded in finance income nets off against the same amount recorded in finance expense.

34. Vulnerability Due to Certain Concentrations

We rely on outside vendors for components and subassemblies used in our systems including the design thereof, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing and the risk of untimely delivery of these components and subassemblies.

The number of lithography systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is our single supplier of lenses, mirrors, collectors and other critical optical components (which we refer to as optics) and is capable of producing these items only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2014, our production was not limited by the deliveries from Zeiss.

Business failure or insolvency of one of our main customers may have an adverse effect on our business, financial condition and profit or loss.

35. Principal Accountant Fees and Services

Deloitte has served as our auditor for the years ending December 31, 2014 and 2013. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte and its member firms and/or affiliates in 2014 and 2013:

Year ended December 31 (in thousands)	2014 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR	2013 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR
Audit fees in relation to annual reports	1,331	-	1,331	1,679	-	1,679
Other audit fees	61	298	359	61	303	364
Tax fees	128	81	209	128	219	347

Principal accountant fees and services	1,520	379	1,899	1,868	522	2,390

Audit fees in relation to annual reports and other audit fees

Audit fees primarily relate to the audit of the Financial Statements as set out in our Annual Report on Form 20-F, this Statutory Annual Report, limited procedures on our quarterly results, agreed upon procedures related to the remuneration report and services related to statutory and regulatory filings of ASML and its subsidiaries.

Tax fees

The tax fees include tax compliance services and tax advisory services.

The Audit Committee has approved the external audit plan and related audit fees for the year 2014.

The Audit Committee monitors compliance with the Dutch and US rules on non-audit services provided by our independent registered public accounting firm, which outlines strict separation of audit and advisory services for Dutch public interest entities.

ASML STATUTORY REPORT 2014	118

36. Customer Co-Investment Program

Overview

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our R&D projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of our development programs will be available to every semiconductor manufacturer with no restrictions.

Development 450mm silicon wafer technology

As previously disclosed, in November 2013, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We have agreed with Intel that the 450mm NRE funding will be applied to other lithography projects, including generic developments applicable to both 300mm and 450mm. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm.

In addition to the funding commitments described above, the Participating Customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our synthetic share buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a synthetic share buyback executed in November 2012.

For further information regarding the synthetic share buyback, see Note 19.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE funding agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our synthetic share buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE funding agreements between ASML and Intel is set out below. The agreements between ASML and the other participants - TSMC (which acquired 5 percent of our shares and made an EUR 276 million funding commitment) and Samsung (which acquired 3 percent of our shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreements

Pursuant to the Intel Investment Agreement, dated July 9, 2012, ASML issued to Intel Stichting ordinary shares equal to 15 percent of the issued and outstanding ordinary shares with simultaneous issuance by the Intel Stichting to Intel of the corresponding depositary receipts.

Pursuant to the TSMC Investment Agreement, dated August 5, 2012, ASML issued to TSMC Stichting ordinary shares equal to 5 percent of the issued and outstanding ordinary shares with simultaneous issuance by the TSMC Stichting to TSMC of the corresponding depositary receipts.

Pursuant to the Samsung Investment Agreement, dated August 27, 2012 ASML issued to the Samsung Stichting ordinary shares equal to 3 percent of the issued and outstanding ordinary shares with simultaneous issuance by the Samsung Stichting to Samsung of the corresponding depositary receipts.

The subscription price for the ordinary shares under the Investment Agreements was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of our shares listed at Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Based upon the subscription price (EUR 39.91) included in the Investment Agreements, the equity participation of Intel (15 percent), TSMC (5 percent) and Samsung (3 percent) amount to EUR 2,513 million, EUR 838 million and EUR 503 million, respectively.

Under the Intel Investment Agreements, ASML has agreed to indemnify the Participating Customers and their affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

Shareholder Agreements

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a Shareholder Agreement which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

The Shareholder Agreements between ASML and the other program participants (TSMC and Samsung) are on substantially the same terms as those agreed with Intel.

ASML STATUTORY REPORT 2014	119

Voting Restrictions

Pursuant to the Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the BoM as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or our business, including a transfer of all or substantially all business or assets of ASML and our subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or our business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the “Standstill Period”), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restriction”). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a Shareholder Agreement Termination Event.

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the CCIP) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other Participating Customers) (ii) the date of notification to ASML by Participating Customers that the aggregate amount of ASML’s outstanding shares owned by Intel and the other Participating Customers represents less than 5 percent of ASML’s outstanding shares and (iii) a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case Intel would acquire ASML shares within 18 months after an event described under (i) or (ii) above, any ASML shares held by Intel in excess of 4.99 percent of the outstanding shares of ASML must be transferred to (and held by) the Intel Stichting.

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE Funding Agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or BoM, except in limited circumstances.

ASML STATUTORY REPORT 2014	120

In addition, Intel may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on Euronext Amsterdam, NASDAQ or another securities exchange more than 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC); the foregoing restriction does not apply to block trades or underwritten offers. There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions where the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of our shares listed at Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (iv) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 1S months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements pursuant to which Intel will support ASML’s R&D costs and project expenditures. One agreement relates to the Intel 450mm NRE Funding Agreement and the other relates to the Intel EUV NRE Funding Agreement (together the “Intel NRE Funding Agreements”). Intel has committed to provide EUR 553 million in funding under the Intel 450mm NRE Funding Agreement and EUR 276 million in funding under the Intel EUV NRE Funding Agreement, payable over the respective terms (2013-2017) of the Intel NRE Funding Agreements.

On August 5, 2012, ASML and TSMC entered into the TSMC NRE Funding Agreement pursuant to which TSMC will support ASML’s R&D costs and project expenditures relating to the development of 450mm lithography equipment and EUV platforms. TSMC has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the TSMC NRE Funding Agreement.

On August 27, 2012, ASML and Samsung entered into the Samsung NRE Funding Agreement pursuant to which Samsung will support ASML’s R&D costs and project expenditures relating to the development of 300mm/450mm and EUV platforms. Samsung has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the Samsung NRE Funding Agreement.

Under the NRE Funding Agreements, ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice the Participating Customers for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the NRE Funding Agreements. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by the Participating Customer of the aggregate amount of funding owed under its respective NRE Funding Agreement.

Commercial Agreement

On July 9, 2012, ASML and Intel entered into a Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and EUV next-generation lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV systems. In April of 2014, ASML and Intel amended the commercial agreement so that Intel would have an option of purchasing either 450mm systems or 300mm systems in addition to EUV systems. The agreement and amendment set forth pricing terms for the systems as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s potential forecasted 450mm lithography equipment needs through 2022.

For further details regarding the share issuances to the Participating Customers and the synthetic share buyback effectuated in connection with our CCIP, see Note 19.

ASML STATUTORY REPORT 2014	121

37. Related Party Transactions

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our synthetic share buyback in November 2012). Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.

The total net sales to Intel (and its affiliates) in 2014 amounted to EUR 1,007.6 million (2013: EUR 494.7 million), whereas the outstanding liability as of December 31, 2014 amounted to EUR 386.8 million (December 31, 2013: EUR 182.3 million).

There have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof.

For our disclosures in relation to key management personnel, see Note 31.

38. Subsequent Events

Subsequent events were evaluated up to February 10, 2015, which is the issuance date of this 2014 Annual Report. There are no subsequent events to report.

Veldhoven, the Netherlands

February 10, 2015

Prepared by

The Board of Management:

Peter T.F.M. Wennink

Martin A. van den Brink

Frits J. van Hout

Frédéric J.M. Schneider-Maunoury

Wolfgang U. Nickl

ASML STATUTORY REPORT 2014	122

Company Financial Statements

ASML STATUTORY REPORT 2014	123

ASML STATUTORY REPORT 2014	124

Company Financial Statements

126	Company Balance Sheet

127	Abbreviated Company Statement of Profit or Loss

128	Notes to the Company Financial Statements

ASML STATUTORY REPORT 2014	125

Company Balance Sheet

(Before appropriation of net income)

Notes	As of December 31 (in thousands)	2014 EUR	2013 EUR

	Non-current assets
3	Investments in subsidiaries	10,984,095	9,838,641
	Loans to subsidiaries	11,112	1,239
	Deferred tax assets	-	1,680
4	Derivative financial instruments	115,546	30,777
	Other non-current assets	2,011	2,646

	Total non-current assets	11,112,764	9,874,983

	Current assets
10	Amounts due from subsidiaries	519,861	431,705
	Current tax assets	-	-
4	Derivative financial instruments	92,695	42,588
	Other current assets	3,442	2,941
	Short-term investments	-	375,000
	Cash and cash equivalents	950,295	1,133,431

	Total current assets	1,566,293	1,985,665
	Total assets	12,679,057	11,860,648

	Equity
	Issued and outstanding shares	39,426	40,214
	Share premium	3,456,556	3,383,105
	Treasury shares at cost	(389,443)	(365,782)
	Retained earnings	2,864,025	2,841,636
	Legal reserves	977,046	451,778
	Net income	1,418,320	1,193,844

5	Total equity	8,365,930	7,544,795

	Non-current liabilities
6	Long-term debt	1,105,599	1,017,501
	Deferred and other tax liabilities	113,709	103,722

	Total non-current liabilities	1,219,308	1,121,223

	Current liabilities
10	Amounts due to subsidiaries	2,985,021	3,156,618
	Accrued and other liabilities	15,253	15,038
	Current tax liabilities	28,642	8,338
4	Derivative financial instruments	64,903	14,636

	Total current liabilities	3,093,819	3,194,630
	Total equity and liabilities	12,679,057	11,860,648

ASML STATUTORY REPORT 2014	126

Abbreviated Company Statement of Profit or Loss

Notes	Year ended December 31 (in thousands)	2014 EUR	2013 EUR

3	Net income from subsidiaries	1,461,052	1,202,542
	Gain (Loss) after taxes	(42,732)	(8,698)

	Net income	1,418,320	1,193,844

ASML STATUTORY REPORT 2014	127

Notes to the Company Financial Statements

1. General Information

The description of our activities and our structure, as included in the Notes to the Consolidated Financial Statements, also apply to the Company Financial Statements.

In accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code, we have prepared our Company Financial Statements in accordance with Dutch GAAP applying the accounting principles as adopted in the Consolidated Financial Statements, except for the accounting for investments in subsidiaries and our consolidated SPE. Investments in subsidiaries and consolidated SPE are stated at net asset value as we effectively exercise control over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by ASML in its Consolidated Financial Statements.

In accordance with article 402 Part 9 of Book 2 of the Dutch Civil Code the Company Statement of Profit or Loss is presented in abbreviated form.

2. Summary of Significant Accounting Policies

Significant Accounting Policies

The accounting policies used in the preparation of the Company Financial Statements are the same as those used in the preparation of the Consolidated Financial Statements (in accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code). See the Notes to the Consolidated Financial Statements. In addition to those accounting policies, the following accounting policy applies to the Company Financial Statements.

The accompanying Company Financial Statements are stated in thousands of EUR unless otherwise indicated.

Investments in Subsidiaries

Investments in subsidiaries are stated at net asset value as we effectively exercise influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS-EU as applied in the preparation of the Consolidated Financial Statements.

3. Investments in Subsidiaries

Changes in investments in subsidiaries during 2014 and 2013 were as follows:

(in thousands)	2014 EUR	2013 EUR

Balance, January 1	9,838,641	6,415,214

Capital contributions	6,733	2,855,529
Capital repayment	-	(492,751)
Dividends received	(600,856)	(13,384)
Net income from subsidiaries	1,461,052	1,202,542
Effect of exchange rates	254,459	(120,863)
Derivative financial instruments	24,066	(7,646)

Balance, December 31	10,984,095	9,838,641

ASML STATUTORY REPORT 2014	128

4. Derivative Financial Instruments

We use derivative financial instruments for the management of foreign currency risks and interest rate risks. See Note 6 and 13 to the Consolidated Financial Statements.

5. Equity

Changes in equity during 2014 and 2013 were as follows (before appropriation of net income):

		Issued and Outstanding Shares		Share Premium EUR	Treasury Shares at Cost EUR	Retained Earnings EUR	Legal Reserves[3] EUR	Net Income EUR	Total EUR
Notes[1]	(in thousands)	Number[2] -	Amount EUR

	Balance at January 1, 2013	407,165	37,786	932,968	(465,848)	2,341,048	349,901	1,302,347	4,498,202

	Appropriation of net income	-	-	-	-	1,302,347	-	(1,302,347)	-
	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,193,844	1,193,844
19	Foreign currency translation	-	-	-	-	-	(122,000)	-	(122,000)
6,19	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,646)	-	(7,646)
	Total comprehensive income	-	-	-	-	-	(129,646)	1,193,844	1,064,198

	CCIP:
19,36	Fair value differences[4]	-	-	20,956	-	-	-	-	20,956

19	Purchase of treasury shares	(4,614)	-	-	(300,000)	-	-	-	(300,000)
19	Cancellation of treasury shares	-	(854)	-	349,261	(348,407)	-	-	-
24,30,31	Share-based payments[5]	-	-	116,821	-	-	-	-	116,821
24,30	Issuance of shares[6]	38,301	3,282	2,312,360	50,805	(5,744)	-	-	2,360,703
19	Dividend paid	-	-	-	-	(216,085)	-	-	(216,085)
19	Development expenditures	-	-	-	-	(231,523)	231,523	-	-

	Balance at December 31, 2013	440,852	40,214	3,383,105	(365,782)	2,841,636	451,778	1,193,844	7,544,795

	Appropriation of net income	-	-	-	-	1,193,844	-	(1,193,844)	-
	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,418,320	1,418,320
19	Foreign currency translation	-	-	-	-	-	254,459	-	254,459
6,19	Gain on financial instruments, net of taxes	-	-	-	-	-	24,066	-	24,066
	Total comprehensive income	-	-	-	-	-	278,525	1,418,320	1,696,845

	CCIP:
19,36	Fair value differences[4]	-	-	28,086	-	-	-	-	28,086

19	Purchase of treasury shares	(9,981)	-	-	(700,000)	-	-	-	(700,000)
19	Cancellation of treasury shares	-	(852)	-	610,698	(609,846)	-	-	-
24,30,31	Share-based payments	-	-	48,601	-	-	-	-	48,601
24,30	Issuance of shares	2,064	64	(3,236)	65,641	(46,904)	-	-	15,565
19	Dividend paid	-	-	-	-	(267,962)	-	-	(267,962)
19	Development expenditures	-	-	-	-	(246,743)	246,743	-	-

	Balance at December 31, 2014	432,935	39,426	3,456,556	(389,443)	2,864,025	977,046	1,418,320	8,365,930

1	Note reference numbers included below relate to the notes to the Consolidated Financial Statements.
2	As of December 31, 2014, the number of issued shares was 438,073,643. This includes the number of issued and outstanding shares of 432,935,288 and the number of treasury shares of 5,138,355. As of December 31, 2013, the number of issued shares was 446,822,452. This includes the number of issued and outstanding shares of 440,852,334 and the number of treasury shares of 5,970,118. As of December 31, 2012, the number of issued shares was 419,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246.
3	Legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See Note 19.
4	In 2014, EUR 28.1 million (2013: EUR 21.0 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).
5	Share-based payments include an amount of EUR 66.1 million in relation to the fair value compensation of unvested equity awards exchanged as part of acquisition of Cymer.
6	Issuance of shares includes 36,464,576 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,346.7 million.

ASML STATUTORY REPORT 2014	129

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;
•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and
•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.

As at December 31, 2014, 438,073,643 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up, of which 5,138,355 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued.

Our BoM has the power to issue ordinary shares and cumulative preference shares insofar as the BoM has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The BoM requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting of Shareholders can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the BoM to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the BoM, provided that the Supervisory Board has approved such proposal.

Shares Issued as a Result of the Acquisition of Cymer

A subsidiary of ASML and Cymer completed a merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As of December 31, 2014, we have issued 36,468,733 ordinary shares for an aggregate amount of EUR 2,347.0 million in relation to the acquisition of Cymer.

Synthetic Share Buyback

At the EGM held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the synthetic share buyback effectuated in connection with the CCIP.

Consequently, on November 24, 2012, the Articles of Association were amended as follows. Upon the first amendment, the ordinary shares to be held for the benefit of the participants to the CCIP were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment, the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference was booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the CCIP and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

These amendments in substance constitute a synthetic share buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which were part of the synthetic share buyback.

Shares Issued in Customer Co-Investment Program

In connection with the CCIP, on September 12, 2012, we issued 62,977,877 ordinary shares to the Stichting that holds shares on behalf of Intel and 12,595,575 ordinary shares to the Stichting that holds shares on behalf of Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to the Stichting that holds shares on behalf of TSMC. We received an amount of EUR 3,853.9 million in relation to the shares issued under the CCIP. For further details on our CCIP see Note 36.

ASML STATUTORY REPORT 2014	130

Ordinary Shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our 2014 AGM, the BoM was authorized from April 23, 2014 through October 23, 2015, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 23, 2014, plus an additional 5.0 percent of our issued share capital at April 23, 2014 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Holders of ordinary shares have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the BoM has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2014 AGM, our shareholders authorized the BoM through October 23, 2015, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2015 AGM, our shareholders will be asked to extend this authority through October 22, 2016.

Ordinary Shares B

In 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting of Shareholders.

Cumulative Preference Shares

In 1998, we granted the Preference Share Option to the Foundation. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The nominal value of the cumulative preference shares amounts to EUR 0.09 and the number of cumulative preference shares included in the authorized share capital is 700,000,000. A cumulative preference share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

ASML STATUTORY REPORT 2014	131

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the BoM approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation does not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent members from the Dutch business and academic communities. The members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Legal Reserves

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures made by our subsidiaries. Legal reserves are not for distribution to our shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

Changes in legal reserves during 2014 and 2013 were as follows:

(in thousands)	Hedging reserve EUR	Currency translation reserve EUR	Reserve for capitalized development expenditures EUR	Total EUR

Balance at January 1, 2013	(4,563)	(96,521)	450,985	349,901

Components of statement of comprehensive income:
Foreign currency translation:
Gain (loss) on foreign currency translation	-	(122,000)	-	(122,000)
Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	(5,370)	-	-	(5,370)
Transfers to net income	(2,276)	-	-	(2,276)

Development expenditures	-	-	231,523	231,523
Currency translation on development expenditures	-	4,570	(4,570)	-

Balance at December 31, 2013	(12,209)	(213,951)	677,938	451,778

Components of statement of comprehensive income:
Foreign currency translation:
Gain (loss) on foreign currency translation	-	254,459	-	254,459

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	17,375	-	-	17,375
Transfers to net income	6,691	-	-	6,691

Development expenditures	-	-	246,743	246,743
Currency translation on development expenditures	-	(21,578)	21,578	-

Balance at December 31, 2014	11,857	18,930	946,259	977,046

ASML STATUTORY REPORT 2014	132

Exchange rate differences relating to the translation from our foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are included in the currency translation reserve.

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges.

Appropriation of Net Income

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2014, a proposal to declare a dividend of EUR 0.70 per ordinary share of EUR 0.09 nominal value will be submitted to the 2015 AGM.

Dividends on ordinary shares are payable out of net income or retained earnings as shown in our Financial Statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

Share Buyback Programs

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 17, 2013, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 22, 2014, when the program was completed, we had purchased 14,595,554 shares at an average price of EUR 68.51 per share of which 9,464,503 shares have been cancelled in 2014, and the remainder is intended to be cancelled in 2015.

ASML STATUTORY REPORT 2014	133

The following tables provide a summary of shares repurchased by ASML in 2014 and a historic overview of previous share buyback programs, respectively:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR)

January 20 - 31, 2014	547,500	64.44	547,500	664,718,936
February 1 - 28, 2014	962,536	63.92	1,510,036	603,190,359
March 1 - 31, 2014	765,284	65.55	2,275,320	553,029,170
April 1 - 30, 2014	739,855	63.23	3,015,175	506,251,123
May 2 - 31, 2014	783,500	59.98	3,798,675	459,253,716
June 1 - 30, 2014	1,061,649	66.52	4,860,324	388,627,554
July 1 - 31, 2014	1,048,739	66.71	5,909,063	318,664,411
August 1 - 31, 2014	602,125	70.14	6,511,188	276,431,931
September 1 - 30, 2014	736,294	76.62	7,247,482	220,019,568
October 1 - 31, 2014	1,004,378	74.58	8,251,860	145,116,399
November 1 - 30, 2014	883,971	81.85	9,135,831	72,765,162
December 1 - 22, 2014	845,544	86.06	9,981,375	-

Total	9,981,375	70.13

Period	Year	Total amount paid (in EUR millions)	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Reduction of Shares Outstanding vs Beginning of Year (Percentage)

Share Buybacks	2006	677.2	40,385,139	16.77	8.3
Synthetic Share Buyback	2007	1,011.9	55,093,409	18.37	11.5
Share Buybacks	2007	359.8	17,000,000	21.16	3.6
Share Buybacks	2008	87.6	5,000,000	17.52	1.1
Share Buybacks	2011	700.0	25,674,576	27.26	5.9
Synthetic Share Buyback	2012	3,728.3	93,411,216	39.91	22.6
Share Buybacks	2012	535.2	13,478,058	39.71	3.3
Share Buybacks	2013	300.0	4,614,179	65.02	1.1
Share Buybacks	2014	700.0	9,981,375	70.13	2.3

Total / Average[1]		4,371.7	171,226,736	25.53	35.3

1	Totals, average and percentage are excluding the synthetic share buyback executed in 2012 as part of our CCIP. The percentage represents the reduction of shares issued and outstanding compared to January 1, 2006.

6. Long-term Debt

Long-term debt consists of our Eurobonds. See Note 20 to the Consolidated Financial Statements.

7. Personnel

The average number of employees employed by ASML Holding N.V. at year-end 2014 was five (2013: five). Other benefits and expense reimbursement as disclosed in Note 30 to the Consolidated Financial Statements, include social security costs for an amount of EUR 24.9 million (2013: EUR 21.0 million).

As a result of enacted Dutch tax legislation (‘Wet uitwerking fiscale maatregelen Begrotingsakkoord 2013’) the Company incurred an expense of EUR 3.1 million in relation to the (former) members of the BoM during 2013. During 2014 no expenses relating this topic incurred as this legislation is no longer in place.

ASML does not consider the Dutch Tax legislation (‘Wet uitwerking fiscale maatregelen Begrotingsakkoord 2013’) to be a remuneration or an employee benefit. For information regarding the remuneration of the (former) members of the BoM see Note 31 to the Consolidated Financial Statements.

8. Principal Accountant Fees and Services

For information regarding auditor’s fees, see Note 35 to the Consolidated Financial Statements.

ASML STATUTORY REPORT 2014	134

9. Commitments and Contingencies

ASML Holding N.V. has assumed joint and several liabilities in accordance with article 403 Part 9 of Book 2 of The Dutch Civil Code with respect to the following Dutch subsidiaries: ASML Netherlands B.V. and Cymer B.V. Furthermore, ASML Holding N.V. has guaranteed all liabilities outstanding at December 31, 2014, until all are satisfied in full, in accordance with section 479C of the UK Companies Act 2006 with respect to its overseas subsidiary ASML (UK) Ltd (registered number SC176574) and accordingly, under section 479A of that Act ASML (UK) Ltd is exempt from the requirement to have its financial statements audited.

From time to time we provide guarantees to third parties in connection with transactions entered into by our Dutch subsidiaries in the ordinary course of business.

ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity. The fiscal unity comprises as of December 31, 2014 of ASML Holding N.V., ASML Netherlands B.V. and ASML Systems B.V. All tax positions attributable to the fiscal unity (current and deferred) are reported within ASML Holding N.V. due to the method of settlement within the fiscal unity. The tax positions are settled via the current account with the subsidiaries.

10. Amounts due from/ due to Subsidiaries

Interest on amounts due from subsidiaries is calculated based on monthly base rates plus a market-conform mark-up, interest on amounts due to subsidiaries is calculated based on monthly base rate, minus a small fee, with a minimum of 0 percent. All balances due from/due to subsidiaries are repayable on demand.

Veldhoven, the Netherlands

February 10, 2015

Prepared by

The Board of Management:

Peter T.F.M. Wennink

Martin A. van den Brink

Frits J. van Hout

Frédéric J.M. Schneider-Maunoury

Wolfgang U. Nickl

ASML STATUTORY REPORT 2014	135

Other Information

The additional information below includes a brief summary of the most significant provisions of our Articles of Association. See Note 19 of the Consolidated Financial Statements.

Adoption of Financial Statements

The BoM will submit our statutory annual report, together with a certificate of the auditor in respect thereof, to the General Meeting of Shareholders for adoption.

Statements Appropriation and Determination of Net Income

Dividends may be payable out of net income or retained earnings shown in the Company Financial Statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends on any outstanding cumulative preference shares. At its discretion, however, subject to statutory provisions, the BoM may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the Financial Statements for any financial year have been adopted by the General Meeting of Shareholders. The BoM, with the approval of the Supervisory Board, may decide that all or part of our net income should be retained and not be made available for distribution to shareholders, except for dividends on the cumulative preference shares. Those net incomes that are not retained may be distributed to shareholders pursuant to a shareholders’ resolution, provided that the distribution does not reduce equity below the amount of reserves required by Dutch law. Existing reserves that are distributable in accordance with Dutch law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the BoM, subject to prior approval of the Supervisory Board. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

Annually, the BoM will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. For 2013, a dividend was declared of EUR 0.61 per ordinary share of EUR 0.09 nominal value which was paid in 2014.

A proposal will be submitted to the Annual General Meeting of Shareholders on April 22, 2015 to declare a dividend for 2014 of EUR 0.70 per ordinary share of EUR 0.09 nominal value.

Voting Rights

We are subject to the relevant provisions of Dutch law applicable to large corporations (the “structuurregime”). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. Members of the BoM are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the BoM. General Meetings of Shareholders will be held at least once a year. We do not solicit from or nominate proxies for our shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies.

EGMs may be held as often as deemed necessary by the Supervisory Board or BoM and must be held if one or more ordinary or cumulative preference shareholders jointly representing at least ten percent of the issued share capital make a written request to that effect to the Supervisory Board and the BoM specifying in detail the business to be dealt with.

Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. In the General Meeting of Shareholders each share confers the right to cast one vote.

Subsequent Events

Subsequent events were evaluated up to February 10, 2015, which is the issuance date of this 2014 Annual Report. There are no subsequent events to report.

ASML STATUTORY REPORT 2014	136

Independent Auditor’s Report

To: The shareholders and Supervisory Board of ASML Holding N.V.

Report on the audit of the financial statements 2014

Our opinion

We have audited the financial statements 2014 of ASML Holding N.V. (“ASML” or “the Company”), based in Veldhoven. The financial statements include the consolidated financial statements and the Company financial statements.

In our opinion:

•

the consolidated financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2014, and of its result and its cash flows for 2014 in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and with Part 9 of Book 2 of the Dutch Civil Code.

•

the Company financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2014, and of its result for 2014 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

1.	the consolidated statement of financial position as at December 31, 2014;
2.	the following statements for 2014: consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for the year then ended; and
3.	the notes comprising a summary of the significant accounting policies and other explanatory information.

The Company financial statements comprise:

1.	the Company balance sheet as at December 31, 2014;
2.	the abbreviated profit and loss account for 2014; and
3.	the notes comprising a summary of the significant accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the financial statements” section as included in the appendix to our report.

We are independent of ASML Holding N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO) and other relevant independence requirements in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

Based on our professional judgment we determined the materiality for the financial statements as a whole at EUR 83 million. The materiality is based on 8% of normalized profit before tax. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for qualitative reasons for the users of the financial statements. We established a lower materiality for certain account balances and disclosures based on qualitative reasons.

We agreed with the Supervisory Board that misstatements in excess of EUR 4 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

ASML is the head of a group of entities. The financial information of this group is included in the consolidated financial statements of ASML. Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit.

ASML STATUTORY REPORT 2014	137

A large part of the Company’s operations are based in the Netherlands. In addition, the financial administration for a significant number of group entities (also foreign entities) is centralized in the Netherlands. Consequently, we have centralized our audit approach and used other auditors in foreign locations only to a limited extent.

We have determined the nature and extent of the audit procedures to be carried out for each of the group entities. Decisive were the size and / or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or on specific items. We performed review procedures or specified audit procedures at the other (less significant) entities.

By performing the procedures we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition for systems

Total systems revenue for the year 2014 amounts to EUR 4,243 million. Sales of systems are usually concluded with customers under volume purchase agreements (“VPA’s”). These VPA’s also include agreements with customers involving various other products and services of the Company such as software, service and warranty. For revenue recognition purposes, the consideration received from customers is allocated to the various products and services contracted under the VPA’s based on the relative selling price of these elements (multiple element arrangement accounting). This revenue allocation requires significant judgment and determines the timing and amount of revenue recognized in each reporting period. Our audit procedures included, amongst others, the review of significant VPA’s to assess the identification of all relevant products and services sold. We also focused on the allocation of revenue to the various elements in the VPA’s, as well as, the timing of the revenue recognized.

From time to time, the Company introduces new technology systems to the market, for example the introduction of EUV. Revenue recognition for new technology systems requires a higher degree of judgment than proven technology systems, especially around the timing of revenue recognition. Our audit focused on the assessment of performance obligations related to new technology systems and whether revenue for such systems was recognized in the correct period.

In connection with the introduction of EUV, the Company committed to the future upgrade of the original light sources of the first 11 EUV systems sold to customers. In connection with this commitment, the Company recorded a provision for expected losses in the 2013 financial statements. The remaining balance of this provision amounts to EUR 124 million as of December 31, 2014. This area was significant to our audit because of the complexity and subjectivity around assessing the expected losses. We evaluated the reasonableness of the key assumptions used in calculating the expected losses.

Inventory excess & obsolete provision

The total inventory and related excess and obsolete provision as of December 31, 2014 amounts to EUR 2,861 million and EUR 311 million, respectively. The excess and obsolete provision mainly relates to raw materials and spare parts because finished products (and related work in process) are manufactured only when a client order is received. We focused on this area because the gross inventory and related provision are material to the financial statements, involve a high level of judgment and are subject to uncertainty due to rapid technological changes. We evaluated, amongst others, the analyses and assessments made by management with respect to slow moving and obsolete stock; the expected demand and market value related to service parts and raw materials; the provision for future purchase commitments; and the provision for lenses including anticipated repair costs.

Sensitivities in valuation of goodwill and other intangible fixed assets

The goodwill as of December 31, 2014 amounts to EUR 2,378 million and is allocated to Cash Generating Unit (“CGU”) ASML for an amount of EUR 1,933 million and to CGU Cymer Light Source (“CLS”) for an amount of EUR 445 million. The other intangible fixed assets as per December 31, 2014 amounts to EUR 1,670 million. The goodwill and intangible fixed assets primarily relate to the 2013 acquisition of Cymer and capitalized development expenses. Under IFRS-EU, the Company is required to annually test goodwill for impairment and intangible fixed assets not yet available for use. For other intangible fixed assets with finite useful lives, the Company is required to assess whether impairment indicators exists.

ASML STATUTORY REPORT 2014	138

We focused on this area because of the materiality of these assets the valuation of which involves complex and subjective judgements made by management about near and long term sales and operating margins. Our audit procedures included assessing the reasonableness of the valuation models used. In performing this assessment, we involved internal valuation experts to assist us in evaluating the assumptions and methodologies used in these valuation models. Furthermore, we assessed management’s process in evaluating different market scenarios underlying the valuation models. These scenarios were, amongst others, used to analyse the sensitivity of the key assumptions used in the valuation models.

Responsibilities of management and the Supervisory Board for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS-EU and Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all errors and fraud.

For our responsibilities we refer to the appendix.

Report on other legal and regulatory requirements

Report on the management board report and the other information

Pursuant to legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the management board report and other information):

•

We have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed.

•	We report that the management board report, to the extent we can assess, is consistent with the financial statements.

Engagement

We were appointed as auditor of ASML Holding N.V. by the shareholders meeting as of the audit for the year 1984 and have operated as statutory auditor ever since that date.

P.J. van de Goor

Deloitte Accountants B.V.

Eindhoven, the Netherlands

February 10, 2015

ASML STATUTORY REPORT 2014	139

Appendix to the independent auditor’s report: Our responsibilities for the audit of the financial statements

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.:

•

Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company ceasing to continue as a going concern.

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and
•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or, in extremely rare circumstances, when non-mentioning is in the public interest

ASML STATUTORY REPORT 2014	140

Information and Investor Relations

Financial Calendar

April 15, 2015

Announcement of First Quarter results for 2015

April 22, 2015

General Meeting of Shareholders

July 15, 2015

Announcement of Second Quarter results for 2015

October 14, 2015

Announcement of Third Quarter results for 2015

Fiscal Year

ASML’s fiscal year ends on December 31, 2015

Listing

Our ordinary shares are listed for trading in the form of registered ASML NASDAQ shares and in the form of registered ASML shares Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam. Our ordinary shares also trade on NASDAQ.

Investor Relations

ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual Reports, quarterly releases and other information are also available on our website (www.asml.com).

ASML STATUTORY REPORT 2014	141

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ASML Worldwide Contact Information

Corporate Headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing Address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

United States Main Offices

2650 W Geronimo Place

Chandler, AZ 85224

U.S.A.

Asia Main Office

Suite 1702-3, 17F

100 Queens Road Central

Hong Kong

Corporate Communications

phone: +31 40 268 7870

email: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938

email: investor.relations@asml.com

For more information please visit our

website www.asml.com

ASML STATUTORY REPORT 2014	143

Definitions

Name	Description

AFM	Autoriteit Financiële Markten; the Netherlands Authority for the Financial Markets

AGM	Annual General Meeting of Shareholders (held on April 23, 2014, April 24, 2013 and planned for April 22, 2015)

Annual Reports	The Annual Report in accordance with IFRS-EU and with Part 9 of Book 2 of the Dutch Civil Code and the Annual Report in conformity with US GAAP

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASML	ASML Holding N.V. and its subsidiaries

ASML’s Website	www.asml.com

ASP	Average Selling Price

BoM	Board of Management

Brion	Brion Technologies, Inc.

Canon	Canon Kabushiki Kaisha

CCIP	Customer Co-Investment Program

CD	Critical Dimension

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CGU	Cash Generating Unit

CGU ASML	Cash Generating Unit ASML (which is ASML consolidated excluding CGU CLS)

CGU CLS	Cash Generating Unit Cymer Light Sources

CMO	Chief Marketing Officer

Code	Dutch Corporate Governance Code

Code of Conduct	Code of ethics and conduct

Company	ASML Holding N.V.

COO	Chief Operations Officer

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPO	Chief Program Officer

CR	Corporate Responsibility

CRMC	Capital Research & Management Company

Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014

CRSB	Corporate Risk and Sustainability Board

CTO	Chief Technology Officer

Customer Stichtingen	Intel Stichting and TSMC Stichting jointly referred. Shares held by Participating Customers in the CCIP, are held through Foundations that issued to the Participating Customers depository receipts representing shares held by these Foundations.

Cymer	Cymer Inc. and its subsidiaries

De Nederlandsche Bank	The Dutch Central Bank, which is the supervisor of all pension companies in the Netherlands

Deloitte	Deloitte Accountants B.V.

DPT	Double Patterning Technology

DTC	Depositary Trust Company

ASML STATUTORY REPORT 2014	144

Name	Description

Dutch GAAP	Accounting principles generally accepted in the Netherlands

EGM	Extraordinary General Meeting of Shareholders

EPS	Earnings per share

EU	European Union

Eurobonds	Our EUR 600 million 5.75 percent senior notes due 2017 and our EUR 750 million 3.375 percent senior notes due 2023

Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

EUV	Extreme Ultraviolet

EVP	Executive Vice President

FASB	Financial Accounting Standards Board

FAT	Factory Acceptance Test

FIRPTA	Foreign Investment in Real Property Tax Act

FMSA	Financial Markets Supervision Act (‘Wet op het financieel toezicht’ (Wft))

Foreign Currency	Currency other than the currency of the primary economic environment in which the entity operates

Foundation	Stichting Preferente Aandelen ASML

FTEs	Full-time equivalents

Functional Currency	The currency of the primary economic environment in which the entity operates

Holistic Lithography	Optimize the scanner performance by taken into account the entire chip creation process, from design to volume manufacturing

IAS	International Accounting Standards

IASB	International Accounting Standards Board

IC	Integrated Circuit

IFRS	International Financial Reporting Standards

IFRS-EU	International Financial Reporting Standards as adopted by the European Union

Intel	Intel Corporation

Intel 450mm NRE Funding Agreement	Agreement with Intel related to the development of 450mm lithography equipment

Intel EUV NRE Funding Agreement	Agreement with Intel related to the development of EUV lithography equipment

Intel Investment Agreement	The investment agreement between ASML and Intel

Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment

Intel Stichting	Stichting Administratiekantoor MAKTSJAB

KrF	Krypton Fluoride

Logic	Micro-processor manufacturers and Foundries

Memory	NAND-Flash memory and DRAM memory chip makers

mm	Millimeter (one thousandth of a meter)

MPT	Multiple Patterning Technology

NASDAQ	NASDAQ Stock Market LLC

NID	Notional Interest Deduction

Nikon	Nikon Corporation

Nikon Cross-License Agreement	The patent Cross-License agreement between Nikon and ASML related to lithography equipment used to manufacture semiconductor devices

nm	Nanometer (one billionth of a meter)

ASML STATUTORY REPORT 2014	145

Name	Description

NPV	Net Present Value

NRE	Non Recurring Engineering

NRE Funding Agreements	The Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement

NWO	Dutch Organization for Scientific Research (‘Nederlandse Organisatie voor Wetenschappelijk onderzoek’)

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXE:3100	Second-generation EUV systems

NXE:3300B	Third-generation EUV systems

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay

OCI	Other Comprehensive Income

Participating Customers	The participants in the Customer Co-Investment Program: Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”)

PME	Bedrijfstakpensioenfonds Metalektro

Preference Share Option	An option to acquire cumulative preference shares in our capital

R&D	Research and Development

RDA	Research and Development Deduction (“Research and Development Aftrek”)

Recoverable Amount	The higher amount of fair value less costs to sell and value in use

Remuneration Policy	The 2014 Remuneration Policy as approved by the Supervisory Board and adopted by the AGM on April 23, 2014

RU CLS	Reporting Unit Cymer Light Sources

Samsung	Samsung Electronics Corporation

Samsung Investment Agreement	The investment agreement between ASML and Samsung

Samsung NRE Funding Agreement	The NRE funding agreement between ASML and Samsung

Sarbanes-Oxley Act	The Sarbanes-Oxley Act of 2002

SEC	The United States Securities and Exchange Commission

SG&A	Selling, General and Administrative

Shareholder Agreement	In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (we refer to page 51)

SOX 404	Section 404 of the Sarbanes-Oxley Act of 2002

SPE	Special Purpose Entity

SPE Shareholders	Syndicate of three banks solely for the purpose of leasing the headquarter in Veldhoven

STI	Short-term incentive

the Intel Investment Agreement	The investment agreement between ASML and Intel

TSMC	Taiwan Semiconductor Manufacturing Company Ltd.

TSMC Investment Agreement	The investment agreement between ASML and TSMC

TSMC NRE Funding Agreement	The NRE funding agreement between ASML and TSMC

TSMC Stichting	Stichting Administratiekantoor TSMC

US GAAP	Generally accepted accounting principles in the United States of America

ASML STATUTORY REPORT 2014	146

Name	Description

VAT	Value-added tax

VLSI Research	An independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market

WACC	Weighted Average Cost of Capital

Wavelength	The frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC

Works Council	Works Council of ASML Netherlands B.V.

YieldStar	Advanced wafer metrology system

Zeiss	Carl Zeiss SMT AG

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